As filed with the Securities and Exchange Commission on March 8, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AmeriChoice Corporation

(Exact name of registrant as specified in its charter)

Delaware	6324	54-1743136
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8045 Leesburg Pike

Suite 650
Vienna, Virginia 22182
(703) 506-3555
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edgar G. Rios, Esq.

Executive Vice President and General Counsel
AmeriChoice Corporation
8045 Leesburg Pike
Suite 650
Vienna, Virginia 22182
(703) 506-3555
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

E. William Bates, II, Esq. King & Spalding 1185 Avenue of the Americas New York, New York 10036-4003 (212) 556-2100	William J. Grant, Jr., Esq. Willkie Farr & Gallagher 787 Seventh Avenue New York, New York 10019 (212) 728-8000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

      If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)	Registration Fee

Common Stock, par value $.01 per share	$115,000,000	$10,580.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. AmeriChoice may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and AmeriChoice is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Amended and Restated Certificate of Incorporation
Amended and Restated Bylaws
Amended and Restated Stockholders' Agreement
1998 Stock Option Plan
2002 Incentive Stock Plan
Subsidiaries List

PROSPECTUS (NOT COMPLETE)
ISSUED                   , 2002

                                  Shares

Common Stock

         AmeriChoice Corporation is offering shares of stock in a firm underwritten offering. This is AmeriChoice’s initial public offering, and no public market currently exists for AmeriChoice’s shares. AmeriChoice anticipates that the initial public offering price for its shares will be between $                    and $                    per share. After the offering, the market price for AmeriChoice’s shares may be outside this range.

      We will apply to list our common stock on The Nasdaq Stock Market’s National Market under the symbol “AMCH.”

      Investing in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to AmeriChoice	$	$

      The institutional selling stockholders named on page 64 have granted the underwriters the right to purchase up to an additional                      shares of the common stock to cover any over-allotments. AmeriChoice will not receive any of the proceeds from the sale of shares of common stock by the institutional selling stockholders. The underwriters can exercise this right at any time within 30 days after the offering. Delivery of the shares of common stock will be made on or about                          , 2002.

Joint Book-Running Managers

Banc of America Securities LLC	UBS Warburg

Thomas Weisel Partners LLC

                      , 2002

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights the information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the “Risk Factors” section and the financial statements and the notes to those statements, before you decide to buy our common stock.

Our Business

      We are a leading provider of health care services to beneficiaries of public-sector health care programs. We focus primarily on providing managed health care services to people eligible to receive Medicaid and Children’s Health Insurance Program, or CHIP, benefits. Our mission is to improve the health and the lives of the people we serve by providing high quality health care and health care management services efficiently and cost effectively. We have been providing these services for over 13 years and currently serve approximately 370,000 members. We operate throughout New Jersey and in areas of Pennsylvania and New York.

      As compared to commercial populations, our target populations generally live in medically underserved areas. They have historically accessed health care in an inefficient manner, relying on hospital emergency rooms for primary care services and failing to receive routine preventive care. They are more likely to experience high-risk pregnancies and have a higher incidence of costly chronic conditions such as diabetes, congestive heart failure, HIV/ AIDS and respiratory ailments. The AmeriChoice Personal Care Model addresses the needs of our target populations in a comprehensive manner. Through our Personal Care Model, we take into account not only the medical needs of our members, but also consider the social, psychological and environmental factors that affect their well-being. We then develop programs and services designed to promote optimum health, including providing hands-on case management for our sickest members. We have found that our Personal Care Model approach has been effective in improving the health status of our members and in reducing the overall health benefits costs of our plans.

      We focus on actively managing our operations in order to meet the needs of our members while also achieving superior financial performance. Our health benefits ratio (health benefits expenses divided by premium revenue) compares favorably to other managed care companies and was 78.8% in 2001. Our net income from continuing operations over the past three years grew from $14.2 million in 1999 to $30.3 million in 2001, a compound annual growth rate of 46.1%.

Our Opportunity

      Health care spending in the United States has grown rapidly in the past four decades, according to the federal government’s Centers for Medicare and Medicaid Services, or CMS, from $27 billion in 1960 to more than $1.2 trillion in 2000. CMS estimates that health care expenditures will continue to increase over the next decade at an average rate of 7.3%, growing to a projected $2.6 trillion by 2010.

      In response to the dramatic increases in health care related costs, states have increasingly turned to managed care to control the cost of serving the nearly 44 million people who qualify for Medicaid coverage, as well as to increase these individuals’ access to quality health care services. The number of Medicaid beneficiaries enrolled in some form of managed care program has grown rapidly during the past decade, from approximately 9% of Medicaid beneficiaries in 1991 to approximately 55% in 2000, according to CMS. In addition, through the enactment of CHIP in 1997, the federal government and the states have identified managed care as a means of providing health insurance to children whose families earn too much to be eligible for Medicaid, yet not enough to afford private health insurance. According to the Department of Health and Human Services, or HHS, the number of children enrolled in CHIP increased 38% between 2000 and 2001, with the programs covering approximately 4.6 million children in 2001.

      Our opportunity, as well as our challenge, is to provide high quality, cost-effective health care to the growing number of beneficiaries of public-sector programs.

Our Approach

      We are unlike many managed care organizations that attempt to serve the general population. We focus exclusively on individuals in public-sector health care programs. Our success in the markets we serve is based on the following approach:

•	providing our members with quality care in an efficient manner through our Personal Care Model,

•	utilizing specialized information systems and technology,

•	developing and maintaining our community-based provider network, and

•	supporting our decentralized operations with our centralized infrastructure.

Our Strategy

      Our objective is to become the leading managed care organization in the public-sector health care market, measured in terms of both the quality and efficiency of the services we provide. We intend to achieve this objective by implementing the following strategy:

•	focusing exclusively on serving individuals in public-sector health care programs,

•	increasing our membership through acquisitions and internal growth,

•	leveraging our information systems and technology to manage patient care and monitor performance on a timely basis, and

•	effectively addressing medical utilization.

AmeriChoice Personal Care Model

      Our Personal Care Model involves a number of inter-related steps, beginning with early identification of members with chronic conditions, continuing with the evaluation of the members’ health status and living conditions and culminating with the development, implementation and refinement of a care plan. We identify members with chronic conditions using our claims data and medical management systems. Our Personal Care Model involves active participation of many parties who have contact with the members, including the health plan, providers, lay caregivers, family, friends and community groups. Our Personal Care Model programs are tailored to our members’ needs and range from general outreach and education to hands-on, intensive care management. Our education and outreach activities seek to encourage all of our members to obtain routine, preventive care. For our members with chronic conditions, our services are more hands-on and intensive. If the condition is not acute, members generally receive targeted educational materials, followed up with periodic telephone calls from a personal care case manager or health educator and a regular review of the member’s encounter history. For our members who are taking multiple medications, have a history of repeat hospitalizations, are homebound or have a chronic condition that has entered an acute phase, we develop focused outreach and care management programs, such as Maternal and Obstetrical Medical Services, or M.O.M.S., and telemedicine programs. By using our Personal Care Model programs, in addition to delivering quality care, we have been able to reduce the health benefit expenses of our members with chronic conditions.

Our Management

      AmeriChoice was founded in 1989 by Anthony Welters, Jess E. Sweely, Edgar G. Rios, Esq., and Walter P. Lomax, Jr., M.D. Our commitment to improving the quality of life of our members originates from our founders’ personal experiences. Messrs. Welters, Sweely and Rios were partners in a government contracting venture and Dr. Lomax was a physician with nearly 30 years of practice experience in south Philadelphia. Messrs. Welters, Sweely and Rios applied their government contract experience to health care management by implementing rigorous systems analysis and cost-accounting techniques. Above and beyond their systems and medical expertise, the four founders brought a commitment to improving the quality of life of their members that grew out of their personal circumstances. Messrs. Welters and Rios grew up in urban, underserved areas and were themselves recipients of public assistance. The strength and experience of our management in the provision of high quality health care and health care management services efficiently and cost effectively sets us apart from our competitors.

Our Offices

      Our principal executive offices are located at 8045 Leesburg Pike, Suite 650, Vienna, Virginia 22182 and our telephone number is (703) 506-3555. Our website address is www.americhoice.com. Information contained on our website or connected to our website is not a part of this prospectus.

The Offering

Common stock offered by AmeriChoice	shares

Over-allotment option offered by the institutional selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds of this offering as follows:

• approximately $37.5 million to pay all amounts outstanding under our term loan facility,

• approximately $30.5 million to pay all amounts outstanding under our revolving loan facility, and

• the remaining proceeds will be available for general corporate purposes, including potential acquisitions.

Proposed Nasdaq National Market symbol	AMCH

      In February 2002, we purchased shares of common stock from members of our senior management and members of our board of directors in privately negotiated transactions.

      The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of February 28, 2002. This information excludes:

•	1,770,500 shares of common stock issuable upon the exercise of stock options with a weighted average exercise price of $14.51 per share, and

•	1,500,000 shares of common stock reserved for issuance under our stock option plans.

      Unless we indicate otherwise, all information in this prospectus assumes the following:

•	the reclassification in February 2002 of each outstanding share of series A common stock and series B common stock into shares of common stock,

•	the conversion before the closing of this offering of all outstanding shares of our convertible mandatorily redeemable preferred stock into shares of common stock,

•	a 250 for 1 stock split of our common stock to occur immediately prior to the effectiveness of our registration statement with the Securities and Exchange Commission, or SEC, and

•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock.

      References in this prospectus to “AmeriChoice,” “we,” “our,” and “us” refer to AmeriChoice Corporation, a Delaware corporation, our subsidiaries and any predecessor entities unless the context suggests otherwise.

      The AmeriChoice service mark and design appearing on the front cover of this prospectus are registered trademarks of AmeriChoice Corporation.

Summary Consolidated Financial Data

     The following tables set forth summary consolidated financial data for our business. The summary consolidated financial data have been derived from our audited financial statements. You should read the summary financial data set forth below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001(1)

	(in thousands, except per share data)
Statements of Operations Data:
Revenues:
Premium revenue	$256,410	$284,459	$407,332	$444,847	$655,946
Investment income	4,696	4,768	4,968	7,199	8,155
Other income	1,718	7,357	12,000	13,280	11,672
Total revenues	262,824	296,584	424,300	465,326	675,773
Expenses:
Health benefits	204,992	218,072	303,388	331,391	517,111
General and administrative expenses	44,925	64,419	80,567	78,886	89,532
Income (loss) before income taxes	6,854	5,839	27,572	42,609	53,585
Net income (loss) from continuing operations	3,093	1,133	14,215	21,343	30,303
Net income (loss) attributable to common stockholders	2,217	1,279	10,312	21,343	30,303
Diluted net income (loss) per share(2)	0.09	0.05	0.41	0.84	1.18
Weighted average number of common shares and potential dilutive common shares outstanding(2)	25,806	25,806	25,806	25,907	25,931
Operating Statistics:
Health benefits ratio(3)	79.9%	76.7%	74.5%	74.5%	78.8%
Selling, general and administrative expenses ratio(4)	17.1%	21.7%	19.0%	17.0%	13.2%
Members rounded to the nearest 1,000.	140,000	155,000	196,000	201,000	370,000

	As of December 31, 2001(1)

	Actual	Pro Forma(5)	As Adjusted(6)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$29,355	$29,555
Total assets	318,833	319,033
Long-term debt (including current portion)	40,000	70,500
Total liabilities	186,084	216,584
Convertible mandatorily redeemable preferred stock	3,300	3,300
Stockholders’ equity	129,449	99,149

(1)	Reflects the acquisition from Aetna U.S. Healthcare, Inc. (NJ) of approximately 113,000 Medicaid members in New Jersey and the acquisition from HRM Health Plan (PA), Inc. of approximately 45,000 Medicaid members in Pennsylvania from the date of the acquisitions in August 2001.

(2)	Reflects a 250 for 1 stock split of our common stock immediately prior to the effectiveness of our registration statement with the SEC.

(3)	Health benefits ratio is calculated as a percentage of premium revenue.

(4)	Selling, general and administrative expenses ratio is calculated as a percentage of total revenues.

(5)	Reflects a borrowing of $30.5 million under our revolving loan facility to fund the purchase of an aggregate of approximately $30.3 million worth of shares of our common stock from members of our senior management and members of our board of directors in privately negotiated transactions in February 2002. Does not reflect the purchase of an aggregate of approximately $2.2 million worth of vested options pursuant to a tender offer made to holders of our stock options that we commenced in February 2002 and expect to close in March 2002.

(6)	Gives effect to our receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $ (the mid-point of the range) and, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us for the issuance of common stock, the use of those proceeds to pay down our term loan facility and pay down our revolving loan facility and the conversion on the closing of this offering of all outstanding shares of our convertible mandatorily redeemable preferred stock, and the transactions described in footnote (5) above.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, results of operation and financial condition would likely suffer. In any such case, the market price of our common stock could decline and you may lose all or part of the money you paid to buy our common stock.

      The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, may also result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

Risks related to being a regulated entity

We are subject to extensive government regulation. Changes in government regulations designed to protect providers and members rather than our stockholders could force us to change how we operate and could hurt our business.

      Our business is extensively regulated by the states in which we operate and by the federal government. These laws and regulations are generally intended to benefit and protect providers and health plan members rather than stockholders. Also, these laws and regulations and interpretations of these laws and regulations are subject to frequent change. The agencies administering these laws and regulations have broad latitude to enforce them. Congress is currently considering legislation commonly known as the Patients’ Bill of Rights, or PBOR. We cannot predict what impact such legislation, if adopted, would have on our business. Changes in existing law or the enactment of new laws and regulations could, among other things:

•	force us to change how we do business,

•	restrict revenue and enrollment growth,

•	increase our health benefits and administrative costs,

•	impose additional capital requirements,

•	increase or change our liability,

•	force us to restructure our relationships with providers within our network, and

•	require us to implement additional or different programs and systems.

      We are also subject to various governmental reviews, audits and investigations. This oversight could result in the loss of the right to participate in certain programs, or the imposition of fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions related to us could damage our reputation in various markets and make it more difficult for us to sell our services.

Regulations may limit the extent to which we can increase our profits as a percentage of revenues.

      Through its Medicaid contract, our New Jersey health plan is subject to minimum health benefits expense levels as a percentage of premium revenue. Sanctions may be imposed and fines assessed if these levels are not met. These requirements, changes in these requirements and additional requirements by our regulators may limit our ability to increase our overall profits as a percentage of revenues, which may harm our operating results.

Our failure to comply with government regulations could subject us to civil and criminal penalties and limitations on our profitability.

      Overview. Federal and state governments have enacted fraud and abuse laws and other laws to prevent fraudulent or abusive billing and to protect patients’ privacy and access to health care. Violation of the laws or regulations governing our operations could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide managed care services, the suspension or revocation of our licenses, and/or our exclusion from participation in federal health care programs, including Medicaid, CHIP and Medicare. These penalties or exclusions, were they to occur, could negatively affect our ability to operate our business.

      Anti-kickback laws. Federal law prohibits, among other things, an entity from offering, paying, soliciting or receiving, subject to certain exceptions and “safe harbors,” any remuneration to induce the referral of individuals or the purchase (or the arranging for or recommending the purchase) of items or services for which payment may be made under federal health care programs, including Medicaid, CHIP and Medicare. The federal anti-kickback law has been interpreted broadly by some courts, the Office of Inspector General, or OIG, the Department of Health and Human Services, and administrative bodies. Because of the federal statute’s broad scope, HHS promulgated certain safe harbor regulations that specify various payment practices that are protected from criminal and civil liability. A practice that does not fall within a safe harbor is not necessarily unlawful, but it may be subject to challenge. In the absence of an applicable safe harbor, a violation of the statute may occur even if only one purpose of a payment arrangement is to induce referrals or purchases reimbursable by a federal health care program. A number of states have similar anti-kickback laws. Exceptions and safe harbors under state laws vary and have been infrequently interpreted by courts or regulatory agencies. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil fines and exclusion from participation in federally-funded health care programs, including Medicaid, CHIP and Medicare. We believe we are in substantial compliance with the legal requirements imposed by anti-kickback laws and regulations. There can be no assurance, however, that we will not be subject to challenge under such laws or regulations, or that any such challenge would not have a material adverse effect on our business.

      Fraud and abuse laws. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to health care companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA establishes new enforcement mechanisms to combat fraud and abuse, including a whistle blower program. Further, a new regulation promulgated pursuant to HIPAA imposes civil and criminal penalties for failure to comply with the health records privacy standards set forth in the regulation. HHS’ press release related to the new regulation calls on Congress to enact legislation to “fortify” penalties and to create a private right of action under HIPAA. The preamble to the new privacy regulation indicates that HHS intends to issue an enforcement rule related to the Administrative Simplification provisions of HIPAA. The federal government has enacted, and state governments are enacting, other fraud and abuse laws as well. Our failure to comply with HIPAA or these other laws could result in criminal or civil penalties and exclusion from Medicaid or other governmental health care programs and could lead to the revocation of our licenses. These penalties or exclusions, were they to occur, would negatively impact our ability to operate our business.

      Government inquiries. In November 2001, we received a subpoena from the New Jersey Department of Human Services requesting our files relating to certain providers. We produced our files for providers with whom we had contracts. The State of New Jersey also requested, and we produced, documents related to an internal compliance investigation that we conducted in 2000 relating to complaint processing. As a result of this investigation, several employees received written reprimands and all employees in the affected department received training in the handling of complaints. We had previously voluntarily disclosed the findings of our compliance review to the State of New Jersey. At this time we cannot anticipate whether there will be any further proceedings, nor can we estimate the amount of any potential costs that could result therefrom.

      In October 1997, we received a subpoena from federal authorities primarily requesting information about our Pennsylvania plan’s operations. We received additional subpoenas in May 1998, August 1998 and

October 1998, and our independent auditors received a subpoena in May 2000. We have cooperated fully with the government’s requests for information, including making our employees available for interviews. We have been informed that the government is treating this as a civil matter involving our claims processing and marketing operations. Although we have now been informed of the investigation’s focus, it is impossible to estimate the possibility of a favorable or unfavorable outcome, or to accurately estimate the amount of any potential costs that could result therefrom. We do not expect this matter to affect our contract with the Pennsylvania Department of Public Welfare, which was aware of the proceedings when it awarded us a new, five-year contract in 2001.

      In January 1997, an audit conducted by the State of New York alleged that a provider group in our network had received Medicaid reimbursement for services that were not performed, and claimed that we should have overseen the group more closely. We maintained that members assigned to the group received proper care. In May 2000, we reached a settlement with the State of New York. As part of the settlement agreement, we agreed to refund approximately $1.7 million in capitation payments to the State, plus interest of $300,000, as well as to institute certain compliance procedures and training programs.

      We cannot assure you that we will not become subject to material fines or other sanctions in the future. Different interpretations or enforcement of these laws and regulations could subject us to allegations of impropriety or illegality or could require us to make changes in our services, capital expenditure programs and operating expenses. If we became subject to material fines or if other sanctions or other corrective actions were imposed upon us, our ability to continue to operate our business could be materially and adversely affected.

Compliance with new federal and state rules and regulations may require us to make unanticipated expenditures.

      Privacy and confidentiality legislation. Most of our activities involve the disclosure or use by us of confidential health information. Confidentiality provisions of HIPAA required the Secretary of HHS to issue standards concerning health information privacy if Congress did not enact health information privacy legislation by August 1999. As Congress did not enact health information privacy legislation, the Secretary issued a final rule regarding health information privacy in December 2000. This final privacy rule, which has a compliance deadline of April 14, 2003, imposes extensive requirements on the way in which health care providers, health plans and their business associates use and disclose protected health information. This final rule gives individuals significant rights to understand and control how their protected health information is used and disclosed. Sanctions for failing to comply with standards issued pursuant to HIPAA include criminal penalties and civil sanctions.

      In addition to the federal health information privacy regulations described above, most states have enacted confidentiality laws that limit the disclosure of confidential health information. The final privacy regulations under HIPAA do not preempt state laws regarding health information privacy that are more restrictive than HIPAA.

      In August 1998, HHS also issued proposed regulations pursuant to HIPAA that govern the security of confidential health information. A final security rule has not been published but, once issued, it is likely to impose additional administrative burdens on health care providers, health plans and their business associates, relating to the storage and utilization of, and access to, health information.

      We currently are assessing the steps we must take to comply with the HIPAA regulations and the associated costs of compliance. While this assessment is not yet complete, we believe that the regulations will require substantial changes to our systems, policies and procedures, and there can be no assurance that these changes will not have a material adverse effect on us.

      Electronic data transaction standards. In August 2000, HHS issued, pursuant to HIPAA, final regulations establishing electronic data transaction standards and code sets that health care providers and health plans must use for health care claims and payment transactions that are submitted or received electronically. We are required to comply with these regulations by October 16, 2002, unless we submit a

“plan” to the Secretary of HHS detailing how we will come into compliance, in which case the compliance deadline will be extended to October 16, 2003. We intend to submit the required plan in order to delay the compliance deadline. In addition, the State of New Jersey has enacted legislation which establishes electronic data transaction standards similar to those in HIPAA. New Jersey requires us to be in compliance with these standards by July 2002, unless we apply for and receive an extension of time. We intend to request a delayed implementation date in New Jersey. We believe that these regulations and the New Jersey law will require substantial changes to our systems, policies and procedures. While we expect to implement a new information system in 2002 which will be compliant with the federal and state requirements, there can be no assurance that these changes will not have a material adverse effect on us.

      Medicaid managed care regulations. In January 2001, CMS published new federal regulations regarding Medicaid managed care. Since then, CMS has delayed the effective date of the regulations until August 16, 2002, and, on August 20, 2001, published new proposed regulations that would replace the January 2001 regulations in their entirety. If finalized, the proposed regulations would implement requirements of the Balanced Budget Act of 1997 that are intended to give states more flexibility in their administration of Medicaid managed care programs, provide certain new patient protections for Medicaid managed care enrollees, and require states’ rates to meet new actuarial soundness requirements. If these regulations become effective, they may require changes to the manner in which we currently conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with the regulations from the states. Compliance costs related to the regulations, if they become final, could have a material adverse effect on our business.

      The Bush administration’s review of the HIPAA and other newly published regulations, the states’ ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations make compliance with the relatively new regulatory landscape difficult. Our existing programs and systems would not enable us to comply in all respects with these new regulations, and we are in the process of assessing the programs and systems that we will need to implement in order to comply with the new regulations. In addition, we expect to enhance our information systems in 2002 in order to assist us in complying with the regulatory requirements. However, we may be required to employ additional or different programs and systems, the costs of which are unknown to us at this time. Further, compliance with these pervasive regulations may require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states, or that the changes we plan to implement will be sufficient. The new regulations and the related costs to comply with the new regulations could have a material adverse effect on our business.

Changes in health care law may reduce our profitability.

      As a result of the continued escalation of health care costs and the inability of many individuals to obtain health insurance, numerous proposals have been or may be introduced in the Congress and state legislatures relating to health care reform. Changes in applicable laws and regulations are continually being considered and interpretations of existing laws and rules may also change from time to time, including changes that may reduce the number of people enrolled or eligible in federal and state health care programs, reduce the amount of reimbursement or payment levels under such programs, or reduce or increase our administrative or health care costs under such programs.

      For example, Congress is considering proposals relating to health care reform, including a comprehensive package of requirements for managed care plans called the Patient Bill of Rights legislation that would, among other things, expand a patient’s right to sue and impose mandatory external review of health plan coverage decisions. During the summer of 2001, the House and Senate both passed versions of PBOR legislation that must now be reconciled. If PBOR legislation becomes law, it could expose us to significant increased costs and additional litigation risks. Although we could attempt to mitigate our ultimate exposure from these costs through increases in premiums or changes in benefits, there can be no assurance that we will be able to mitigate or cover the costs stemming from any PBOR legislation or the other costs incurred in connection with complying with any PBOR or similar legislation.

      In the recent past, federal legislation was proposed that would enable physicians to collectively bargain with managed health care organizations. New Jersey has enacted such a law. The federal legislation, as proposed, contained an exemption for public-sector managed care health care organizations. If legislation of this type were passed without this exemption, it would negatively affect our bargaining position with many of our providers and could result in an increase in our cost of providing medical benefits.

      A number of states continue to enact some form of managed care reform. Issues relating to managed care consumer protection standards, including increased plan information disclosure, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, clean claim payment timing, physician collective bargaining rights and confidentiality of medical records continue to be under discussion.

      There can be no assurance as to the ultimate content, timing or effect of any health care reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on us. Further, although we exercise care in structuring our operations to comply in all material respects with the laws and regulations summarized in this “Risks Related to Being a Regulated Entity” section, there can be no assurance that:

•	government officials charged with responsibility for enforcing such laws will not assert that we or certain transactions in which we are involved are in violation thereof, and

•	such laws ultimately will be interpreted by the courts in a manner consistent with our interpretation.

Therefore, it is possible that future legislation and regulation and the interpretation thereof could have a material adverse effect on us.

Reductions in Medicaid funding by the states could substantially reduce our profitability.

      Most of our revenues come from state government Medicaid premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper limit payments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health benefit costs under such programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state in the event of unavailability of state funds. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required.

If our government contracts are not renewed or are terminated, our business will suffer.

      At December 31, 2001, we provided managed care services to members through nine contracts with government entities in the jurisdictions in which we operate. At December 31, 2001, three of the nine contracts each accounted for 10% or more of our revenues for the year ended December 31, 2001, with the largest of these contracts representing approximately 42.2% of our revenues.

      Our Medicaid contracts in New Jersey, Pennsylvania and New York terminate on June 30, 2002, December 31, 2006 and September 30, 2003, respectively. The discretion of whether or not to renew our Medicaid contracts lies with the states and is not under our control. The State of New Jersey may extend our Medicaid contract for additional terms of one year at its option by providing us with notice of its election to extend three months prior to the expiration of the contract. The original term of our New Jersey Medicaid contract was for nine months, expiring on June 30, 2001, but the State extended our agreement for an additional year. The Commonwealth of Pennsylvania has the option to renew our Medicaid contract for an additional three year term, through December 31, 2009, by giving us notice of its intent to renew before the contract expires on December 31, 2006. Our Medicaid contract with the City of New York was renewed on October 1, 2001 to extend through September 30, 2003, and can be renewed by written agreement between us and the City for an additional one-year term.

      Our CHIP program contract with the Commonwealth of Pennsylvania will terminate on September 1, 2002. Our CHIP contract with the State of New York was successfully renewed in November 2001 to extend through December 31, 2002. Our New York Family Health Plus contract will terminate on September 30, 2003, subject to renewal for three additional years at the option of the State. Our Medicaid contract with the State of New Jersey also covers the CHIP program in New Jersey. Our Medicare+Choice contracts covering New Jersey, Pennsylvania and New York, which we first obtained in 2000 and successfully renewed in 2001, will all terminate on December 31, 2002. In general, our contracts with the states, as with most government contracts, allow the states to terminate for convenience without cause upon notice to us. If any of our contracts were not renewed, or were terminated or if we were to lose any contract in a re-bidding process, our revenues and operating results would be materially impacted.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, it may negatively affect our business strategy.

      We principally operate through our health plan subsidiaries. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If the regulators were to deny our subsidiaries’ requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

      Pennsylvania and New York currently mandate Medicaid enrollment into managed care under federal waivers or demonstrations. Waivers and programs under demonstrations are approved for two-year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If either state does not renew its mandated program or the federal government denies the state’s application for renewal, our business would suffer as a result of a likely decrease in membership.

Risks related to our business

Receipt of inadequate premiums would negatively impact our revenues and profitability.

      Most of our revenues consist of fixed monthly payments per member. These payments are fixed by contract, and we are obligated during the contract period to provide or arrange for the provision of health care services as established by the state governments and the federal government. We have less control over costs related to the provision of health care than we do over our general and administrative expenses. Historically, our expenses related to health benefits as a percentage of premium revenue have fluctuated. For example, our expenses related to health benefits were 74.5% of our premium revenue in 2000 and 78.8% of our premium revenue in 2001. If premiums are not increased and health benefit expenses rise, our earnings could be impacted negatively. In addition, our actual health benefit expenses may exceed our estimated costs. The premiums we receive under our current contracts may therefore be inadequate to cover all claims, which may cause our profits to decline.

Our inability to manage medical costs effectively would reduce our profitability.

      Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Historically, our health benefits ratio has fluctuated. For example, our health benefits ratio was 78.8% in 2001, and was 74.5% for both 2000 and 1999. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in health care regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health care services. Although we have been able to manage medical costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems, and reinsurance arrangements, we may not be able to continue to manage costs effectively in the future. If our health benefit costs increase, our profits could be reduced, or we may not remain profitable.

Our failure to accurately predict our incurred health benefit costs could negatively impact our reported results.

      Our health benefit costs include estimates of health benefit expenses incurred but not yet reported, or IBNR. We estimate our IBNR health benefit expenses based on a number of factors, including prior claims experience, maturity of markets, complexity of products and stability of provider networks. Adjustments, if necessary, are made to health benefit expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We utilize the services of independent actuaries who are contracted on an annual basis to calculate and review the adequacy of our medical liabilities, in addition to using our internal resources. We cannot be sure that our IBNR estimates are adequate or that adjustments to such IBNR estimates will not harm our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the extent of the harm on our results.

      We maintain reinsurance to protect us against certain hospital costs, but cannot assure you that such reinsurance coverage will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Difficulties in executing our acquisition strategy could adversely affect our business.

      Historically, the acquisition of Medicaid contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. For example, of the $399.5 million increase in our premium revenue from the year ended December 31, 1997 to the year ended December 31, 2001, approximately 55.8% was attributable to our acquisition of contract rights and related assets of Liberty Health Plan, Oxford Health Plan, Aetna U.S. Healthcare, Inc. (NJ) and HRM Health Plan (PA), Inc. Although we cannot predict our rate of growth as the result of acquisitions with any accuracy, we believe that acquisitions similar in nature to those we have historically executed will be important to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. In addition, many of the sellers are interested in either selling, along with their Medicaid assets, other assets in which we may not have an interest or selling their companies, including their liabilities, as opposed to just the assets of the ongoing business. Therefore, we cannot be sure that we will be able to complete acquisitions on terms favorable to us or that we can obtain the necessary financing for these acquisitions. We cannot assure you that we will realize the anticipated benefits from acquisitions.

      We are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain additional regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. There can be no assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

      Under our credit facility, acquisitions require us to obtain the consent of our lenders. We may not be able to obtain their consent.

      In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate our acquisitions with our existing operations. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	existing provider networks, which may operate on different terms than our existing networks,

•	existing members, who may decide to switch to another health care provider, and

•	disparate information and record keeping systems.

      Although we have in the past been able to maintain a voluntary disenrollment rate well below 1% in our health plans which have received new members through acquisitions, we may be unable to successfully identify, consummate and integrate future acquisitions or operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Failure of a new business of ours would negatively impact our results of operations.

      Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to be able to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, the new business would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The loss of the costs associated with starting up the business could have a significant impact on our results of operations.

We may be unable to expand into some geographic areas without incurring significant additional costs.

      We are likely to incur additional costs if we enter into counties not close to areas where we currently operate or other states. Our rate of expansion into other geographic areas may also be inhibited by:

•	the time and costs associated with obtaining a HMO license, if necessary, to operate in the area,

•	our inability to develop a network of physicians, hospitals and other health care providers which meets our requirements and those of government regulators,

•	competition, which increases the costs of recruiting members,

•	the cost of providing health care services in that area, and

•	demographics and population density.

      We have not yet determined the timing or sequence of our expansion into new areas. Accordingly, we cannot assure you that we will ever enter the other metropolitan areas, or any other specific area or county.

Ineffective management of our growth may negatively affect our results of operations, financial condition and business.

      We have experienced significant growth. In 1990, we had $149.0 million of premium revenue. In 2001, we had $655.9 million in premium revenue. This increase represents a compound annual growth rate of 14.4%.

      Depending on acquisition and other opportunities, we expect to continue to grow rapidly. Continued growth could place a significant strain on our management and on other resources. We anticipate that continued growth, if any, will require us to continue to recruit, hire, train and retain new and highly-skilled medical, administrative, information technology, finance and support personnel. Our ability to compete effectively depends upon our ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. Although we believe that our information system’s capabilities are adequate to support increased operations and we expect to implement an enhanced information system in 2002, if we continue to experience significant growth, our personnel, systems, procedures and controls may be inadequate to support our operations, and our management may fail to anticipate adequately all demands that growth will place on our resources. In addition, due to the initial substantial costs incurred upon the acquisition of new businesses, rapid growth could adversely affect our short-term profitability. If we are unable to manage growth effectively, our business, operating results and financial condition could suffer.

If we are not able to participate in CHIP programs, our growth rate may be limited.

      CHIP programs are a federal-state initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. Each of the 50 states have adopted a CHIP program but many states are just beginning to implement them. These programs vary significantly from state to state and it is not clear how they will be implemented. States have also recently begun to adopt health care programs for the uninsured, a category of people generally with incomes above the federal poverty line but who cannot afford health insurance. We currently participate in programs for the uninsured in New Jersey and New York. We participate in CHIP programs in New Jersey, Pennsylvania and New York. Participation in CHIP programs and other programs for the uninsured that are similar to our existing programs are an important part of our growth strategy. If we fail to renew our CHIP contracts or if states do not let us participate or we fail to win bids to participate in such programs, our growth strategy may be materially and adversely affected.

Our prospects for growth will suffer if we are unable to expand into the “dual-eligible” market.

      In addition to our Medicaid-only beneficiaries, we began servicing individuals in New Jersey, Pennsylvania, and New York who are eligible both for Medicaid and Medicare benefits, known as “dual-eligible,” in 2000. As required under our Medicare+Choice contracts, we also service Medicare-only beneficiaries. Our future growth is based in part on our ability to increase our number of dual-eligibles in our defined geographic market areas. There are many reasons that we may not succeed in increasing our dual-eligibles, including our inability to accurately anticipate changes in Medicare+Choice payment levels and to compete effectively with other managed care companies. Although we successfully renewed our Medicare+Choice contract in 2001, if we fail to renew our Medicare+Choice contract each year, our growth strategy may be materially and adversely affected.

We are subject to competition which impacts our ability to increase our penetration of the markets that we service.

      We operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform and aggressive marketing practices by other managed care organizations. This environment has produced and will likely continue to produce significant pressures on the profitability of managed care companies. In our geographic markets, we compete for members principally on the basis of size and quality of provider network, benefits supplied, quality of service and reputation. We compete with a variety of other organizations, including other health plans and traditional Medicaid programs that reimburse providers as care is supplied. Some of the health plans with which we compete have substantially larger enrollments and greater financial and other resources than we do.

      While many states, including New Jersey, Pennsylvania and New York, mandate health plan enrollment for all or some Medicaid beneficiaries, the programs are voluntary in other states. Subject to limited exemption by federally-approved state applications, the federal government requires that there be choice for beneficiaries of Medicaid among managed care programs if enrollment is mandated. Voluntary programs and mandated competition will impact our ability to increase our market share.

      In addition, in most states in which we operate, we are not allowed to market directly to potential Medicaid members and, therefore, we rely on creating name brand recognition through our community-based programs. Where we have only recently entered a market or compete with health plans much larger than we are, we may be at a competitive disadvantage unless and until our member-focused programs and other promotional activities create brand awareness.

Restrictions and covenants in our new credit facility may limit our ability to take actions.

      As of February 28, 2002, we received commitments from our existing lenders for a new $75 million revolving credit facility. We are currently negotiating with an additional lender to increase the facility to $100 million. Although we currently expect to enter into the new facility on or about the closing date of this offering, we cannot assure you that we will enter into the facility. We intend to use the proceeds of the new facility (i) to pay fees and expenses incurred in connection with the new facility, and (ii) to provide for working capital, certain acquisitions and our general corporate purposes. If we enter into the new credit facility, we expect that the facility documents will contain customary restrictions and covenants that may restrict our financial and operating flexibility. Events beyond our control, such as prevailing economic conditions and changes in the competitive environment, could impair our operating performance, which could affect our ability to comply with the terms of the new credit facility. Breaching any of the covenants or restrictions could result in the unavailability of the facility or a default thereunder. We cannot assure you that our assets or cash flow will be sufficient to fully repay borrowings under the new credit facility or that we would be able to restructure such indebtedness on terms favorable to us. If we were unable to repay, refinance or restructure our indebtedness under the new credit facility, the lenders could proceed against the collateral securing the indebtedness.

We are dependent on our executive officers and other key employees.

      Our operations are highly dependent on the efforts of Mr. Welters, our Chairman, President and Chief Executive Officer, Mr. Sweely, our Vice Chairman, Chief Operating Officer, Treasurer and Assistant Secretary, and Mr. Rios, a director and our Executive Vice President, General Counsel and Secretary. Messrs. Welters, Sweely and Rios, as our founders, have been instrumental in developing our mission and forging our relationships with our government client-customers and the communities we serve. While we believe that we could find replacements, the loss of their services could harm our operations. We cannot assure you that we will be able to retain them or to attract suitable replacements or additional personnel if required. The board of directors on February 20, 2002 approved new terms of employment for Messrs. Welters, Sweely and Rios and authorized the compensation committee of the board of directors to negotiate an employment agreement to be executed by us and each of such executives prior to the closing of this offering reflecting the new terms of employment. We cannot be sure that these employment agreements create sufficient incentive for Messrs. Welters, Sweely and Rios to continue their employment with us. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We cannot assure you that we will be successful in recruiting and retaining such personnel.

If we are unable to maintain satisfactory relationships with our provider networks, our profitability will be harmed.

      Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other health care providers in appropriate numbers in our geographic markets and at convenient locations for our members. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher health care costs. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If this provider or any of our other providers refuse to contract with us, use their market position to negotiate more favorable contracts or otherwise place us at a competitive disadvantage, those activities could adversely affect our operating results in that market area.

      Our provider arrangements with network primary care physicians and specialists usually are for one to two year periods and automatically renew for successive one year terms, subject to termination for cause by us based on provider conduct or other appropriate reasons. The contracts generally may be cancelled by either party upon 60 or 90 days prior written notice. Our contracts with hospitals are usually for one to two year periods and automatically renew for successive one year periods, subject to termination for cause due to provider misconduct or other appropriate reasons. Generally, our hospital contracts may be canceled by either party without cause on 60 or 90 days prior written notice. There can be no assurance that we will be able to continue to renew such contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our network providers, we may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

Negative publicity regarding the managed care industry may harm our business and operating results.

      Recently, the managed care industry has received negative publicity. This publicity has led to increased litigation, legislation, regulation and review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

Claims relating to medical malpractice could cause us to incur significant expenses.

      Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Although our network providers are independent contractors, claimants sometimes allege that the managed care organization should be held responsible for alleged provider malpractice. In addition, managed care organizations may be sued directly for alleged negligence, such as in connection with the credentialling of network providers. Finally, states are considering legislation that would permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. New Jersey recently enacted such a law. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable medical malpractice insurance coverage. Successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

      In addition, we may be subject to other litigation that may adversely affect our business or results of operations. We maintain errors and omissions insurance, medical malpractice insurance for our medical staff and such other lines of coverage as we believe is reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from liabilities which might adversely affect our business or results of operations. Even if any claims brought against us were unsuccessful or without merit, we would have to defend ourselves against such claims. Any such defenses may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Growth in the number of Medicaid eligibles may be countercyclical, which could cause our operating results and stock price to suffer when general economic conditions are improving.

      Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

Growth in the number of Medicaid eligibles during economic downturns could cause our operating results and stock prices to suffer if state and federal budgets decrease or do not increase.

      Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. However, during such economic downturns, state and federal budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. In particular, the terrorists acts of September 11, 2001 have created an uncertain economic environment and we cannot predict the impact of the events, or other acts of terrorism or related military action on federal or state funding of health care programs or on the size of the Medicaid-eligible population. If federal or state funding were decreased while our membership was increasing, our results of operations and stock price could suffer.

Our business could suffer if our information systems fail or become unavailable.

      Our business is dependent on effective information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our health care management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability our systems, our operations and ability to produce timely and accurate reports could be adversely impacted.

      Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires transitions to or from, and the integration of, various information systems. We are continually attempting to upgrade and expand our information systems capabilities. In 2001, we began implementing a new system that we expect to be completed in 2002. Although we maintain off-site data backup facilities, if we experience difficulties with the transition to or from information systems or are unable to properly implement, maintain or expand our new system, we could suffer, among other things, from operational disruptions, loss of existing members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Risks associated with this offering

There has been no public market for our common stock and you may not be able to resell shares of our common stock for a profit.

      Prior to this offering there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained you maybe unable to sell the shares of common stock purchases in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect stockholders.

      The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases,

•	adverse publicity regarding HMOs,

•	government action regarding public-sector eligibility,

•	changes in public-sector payment levels,

•	changes in state mandatory public-sector programs,

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts,

•	announcements relating to our business or the business of our competitors,

•	conditions generally affecting the managed care industry or our provider networks,

•	the success of our operating strategy,

•	the operating and stock price performance of other comparable companies,

•	regulatory or legislative change, and

•	general economic condition, including inflation and unemployment rates.

      Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. During this period of market volatility, the stocks of health care companies have also been highly volatile and have recorded lows well below their historical highs. We cannot assure you that our stock will trade at the same levels as the stock of other health care companies or that the market in general will sustain its current prices.

You will experience immediate and significant dilution in the book value per share and will experience further dilution with the future exercise of stock options.

      If you purchase common stock in this offering, you will incur immediate dilution, which means that:

•	you will pay a price per share that substantially exceeds the value of our assets after subtracting our liabilities, and

•	the investors in the offering will have contributed % of the total amount to fund us but will own only % of our outstanding shares of our common stock.

Additionally, you will experience further dilution as holders of our stock options exercise those options. As of December 31, 2001, we had outstanding options to purchase 1,770,500 shares of our common stock. If there is full participation in our tender offer to purchase vested options from our option holders, following the close of the offer, we will have outstanding options to purchase 1,551,500 shares of our common stock. These options generally vest one-quarter each year commencing one year from the date of grant.

Our management has broad discretion to spend the net proceeds of this offering and may spend the proceeds in ways with which you may not agree.

      Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management will retain broad discretion to expend a significant portion of the net proceeds of this offering. Because of the number and variability of factors that will determine the use of these proceeds, our actual allocation of the proceeds may vary substantially from our current intentions. If management fails to use the proceeds effectively, our operating results could suffer. See “Use of Proceeds” for a more detailed description of how management intends to apply the proceeds from this offering.

Future sales of our common stock may cause our stock price to decline.

      In connection with this offering, we, along with our officers, directors, most of our stockholders and selected option holders have agreed not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the underwriters’ consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

      Based on shares outstanding as of December 31, 2001, a total of 23,035,000 shares of common stock may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

We do not intend to pay dividends.

      We are under no obligation to declare dividends at any time. We have never declared or paid any cash dividends on our common stock. Currently, we anticipate that available cash flow will be used for working capital, capital additions and the repayment of debt. Accordingly, you must be prepared not to receive any dividends from us. See “Dividend Policy.”

Our directors and officers will own a significant amount of our capital stock, decreasing your influence on stockholder decisions.

      Upon completion of this offering, our executive officers and directors will, in the aggregate, beneficially own approximately           % of our capital stock. As a result, they may have the ability to influence the outcome of matters submitted to stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to influence our management and affairs.

It may be difficult for a third party to acquire our company, which could inhibit stockholders from realizing a premium on their stock price.

      Delaware corporate law, state laws to which we are subject and our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of AmeriChoice that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a staggered board of directors, so that it would take three successive annual meetings to replace all directors,

•	prohibition of stockholder action by written consent,

•	advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting,

•	supermajority vote requirements in connection with business combination transactions and amendments to some of the provisions of our certificate of incorporation, and

•	poison pill.

      In addition, changes of control, generally defined as the acquisition of 10% of our outstanding stock by a person, is often subject to state regulatory notification, and in some cases, prior approval.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” “should,” “can,” “continue” or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments, and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

      Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, cancellation or failure to renew our HMO contracts, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, negative publicity, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers’ inability to maintain their operations and liabilities and other claims, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our Medicaid managed care contracts by the state governments would also negatively impact us. Due to these factors and risks, we cannot assure you with respect to our future premium levels or our ability to control our future medical costs.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of the shares of common stock in this offering of $                    million, based on the initial public offering price of $          per share and after deducting underwriting discounts and commissions and estimated offering expenses.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public debt and equity markets. As of the date of this prospectus, we have no specific plans to use the net proceeds of this offering other than as follows:

•	approximately $37.5 million to pay all amounts outstanding under our term loan facility,

•	approximately $30.5 million to pay all amounts outstanding under our revolving loan facility, and

•	the remaining proceeds will be available for general corporate purposes, including potential acquisitions.

      As of December 31, 2001, $40 million was outstanding under our term loan facility and interest was accruing thereon at a swap adjusted rate of 8.06% per annum. Interest on our term loan facility accrues at our option at either the prime rate plus a margin of between 1% and 1.5% or the LIBOR rate plus a margin between 2% and 2.5%, with the margin determined in either case by the ratio of our debt to earnings before income taxes, depreciation and amortization. We borrowed funds under the term loan facility in 2001 to refinance existing borrowings and in August 2001 to finance the purchase of the Medicaid business of Aetna U.S. Healthcare, Inc. (NJ).

      As of December 31, 2001, there were no borrowings outstanding under our revolving loan facility, although letters of credit in the amount of $4.9 million were outstanding thereunder. Interest on our revolving loan facility accrues at our option at either the prime rate plus a margin of between 1% and 1.5% or the LIBOR rate plus a margin between 2% and 2.5%, with the margin determined in either case by the ratio of our debt to earnings before income taxes, depreciation and amortization.

      In February 2002, we borrowed $30.5 million under the revolving loan facility to finance the purchase of an aggregate of approximately $30.3 million worth of shares of our common stock from members of our senior management and members of our board of directors in privately negotiated transactions. After this offering, the percentage of common stock owned by Messrs. Welters, Sweely, Rios and Lomax and their respective affiliates, in the aggregate will be           %. Also in February 2002, we commenced a company tender offer to purchase approximately $2.2 million worth of vested options from our option holders, which purchases will be financed through borrowings under our revolving loan facility. We expect to close the tender in March 2002.

      Our term loan and revolving loan facilities will terminate upon payment in full with the proceeds from this offering. We intend to replace our existing loan facilities with a new revolving loan facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement.”

      We also expect a portion of the proceeds to fund working capital to be used to:

•	increase our membership and selectively expand within our defined geographic markets,

•	pursue opportunities for the development of new markets,

•	expand services available to our members, and

•	strengthen our capital base by increasing the statutory capital of our health plans.

      Pending any such uses, we intend to invest the net proceeds in interest bearing securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

      Our ability to pay dividends is dependent on receiving cash dividends from our subsidiaries. State insurance regulations and our Medicaid contracts limit the ability of our health plan subsidiaries to pay dividends to us. Under our existing credit facility we are not able to pay dividends without the consent of our lenders; a credit facility obtained in the future may contain a similar prohibition.

CAPITALIZATION

      The following table shows our cash, cash equivalents and capitalization, as of December 31, 2001:

•	on an actual basis,

•	on a pro forma basis to reflect the reclassification in February 2002 of each outstanding share of Series A and Series B common stock into shares of common stock and a borrowing of $30.5 million under our revolving loan facility to fund the purchase of an aggregate of approximately $30.3 million worth of shares of our common stock from members of our senior management and members of our board of directors in privately negotiated transactions in February 2002, and

•	on an as adjusted basis to reflect the conversion on the closing of this offering of all outstanding shares of our convertible mandatorily redeemable preferred stock into shares of common stock, our sale of shares of common stock offered by us at an assumed initial public offering price of $ per share less estimated underwriting discounts and commissions and estimated offering expenses payable by us, the application of our estimated net proceeds and the transactions described in the preceding paragraph.

      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2001

	Actual	Pro Forma	As Adjusted

	(in thousands)
Cash, cash equivalents and short-term investments	$29,355	$29,555	$

Long-term debt, including current portion	40,000	70,500	$
Redeemable preferred stock:
Convertible mandatorily redeemable preferred stock, $.01 par value per share; 825,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	3,300	3,300
Stockholders’ equity:
Preferred stock, $.01 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and as adjusted
Series A Common stock, $.01 par value per share; 50,000,000 shares authorized, 18,327,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and as adjusted	183
Series B Common stock, $.01 par value per share; 8,320,000 shares authorized, 5,779,250 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and as adjusted	58
Common stock, $.01 par value per share; no shares authorized, issued or outstanding, actual; 60,000,000 shares authorized and 22,210,000 shares issued and outstanding, pro forma; and 60,000,000 shares authorized and shares issued and outstanding, as adjusted		222

	As of December 31, 2001

	Actual	Pro Forma	As Adjusted

	(in thousands)
Treasury stock, at cost, 875,000 shares, actual; 2,771,250 shares, pro forma and as adjusted	(14,999)	(45,299)
Additional paid-in capital	62,872	62,891
Accumulated other comprehensive (loss) income, net of tax	185	185
Retained earnings	81,150	81,150
Total stockholders’ equity	129,449	99,149

Total capitalization	$172,749	$172,949	$

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after giving effect to this offering.

      Our pro forma net tangible book value as of December 31, 2001 was $8.5 million or $0.38 per share of common stock after giving effect to the purchase of an aggregate of approximately $30.3 million worth of shares of our common stock from members of our senior management and members of our board of directors and the conversion of our convertible mandatorily redeemable preferred stock into shares of common stock. Pro forma net tangible book value per share is determined by dividing net tangible book value, which is our total tangible assets less total liabilities, by the pro forma number of shares of common stock outstanding. Assuming the sale of shares of common stock in this offering at an assumed initial public offering price of $           per share, our pro forma, as adjusted net tangible book value as of December 31, 2001 would have been $                     million, or $           per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $           per share to new investors purchasing shares in this offering.

      Dilution per share represents the difference between the price per share to be paid by new investors and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Pro Forma net tangible book value per share as of December 31, 2001.		$0.38
Increase per share attributable to new investors	$

Adjusted pro forma net tangible book value per share after this offering			$

Dilution per share to new investors			$

      The following table sets forth, on a pro forma basis to reflect the adjustments described above, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $           per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

Total
	Shares Purchased		Consideration		Average
Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		100%	$	100%

      The above discussion and tables assume no exercise of stock options. As of December 31, 2001, we had outstanding options to purchase 1,770,500 shares of common stock issuable upon exercise of unvested options outstanding as of December 31, 2001 with a weighted average exercise price of $14.51 per share. If there is full participation in our tender offer to purchase vested options from our option holders, following the close of the offer, we will have outstanding options to purchase 1,551,500 shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in connection with, and are qualified by reference to, the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Selected consolidated financial data as of and for each of the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are derived from our audited financial statements.

	Year Ended December 31,

	1997	1998	1999	2000	2001(1)

	(dollars in thousands, except per share data)
Statements of Operations Data:
Revenues:
Premium revenue	$256,410	$284,459	$407,332	$444,847	$655,946
Investment income	4,696	4,768	4,968	7,199	8,155
Other income	1,718	7,357	12,000	13,280	11,672

Total revenues	262,824	296,584	424,300	465,326	675,773

Expenses:
Health benefits	204,992	218,072	303,388	331,391	517,111
General and administrative expenses	44,925	64,419	80,567	78,886	89,532
Goodwill amortization	3,032	3,273	4,660	4,109	4,109
Depreciation and amortization of other intangibles	1,673	3,372	4,733	5,546	6,120
Interest expense	1,348	1,609	3,380	2,785	5,316

Total expenses	255,970	290,745	396,728	422,717	622,188

Income (loss) before income taxes	6,854	5,839	27,572	42,609	53,585

Income tax (benefit) expense	3,365	4,310	12,961	20,870	22,886

Net income (loss)	3,489	1,529	14,611	21,739	30,699
Dividend on convertible preferred stock	396	396	396	396	396

Net income (loss) from continuing operations	3,093	1,133	14,215	21,343	30,303

Income (loss) on discontinued operations	(876)	146	(3,903)	—	—
Net income attributable to common stockholders	2,217	1,279	10,312	21,343	30,303

Basic net income (loss) per share(2)	0.09	0.05	0.41	0.85	1.22

Diluted net income (loss) per share(2)	0.09	0.05	0.41	0.84	1.18

Weighted average number of shares outstanding(2)	24,981	24,981	24,981	24,981	24,883

Weighted average number of shares and potential dilutive common shares outstanding(2)	25,806	25,806	25,806	25,907	25,931

	As of December 31,

	1997	1998	1999	2000	2001(1)

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$61,393	$51,804	$67,735	$48,872	$29,355
Total assets	192,654	207,964	233,583	227,959	318,833
Long-term debt (including current portion)	18,375	32,000	30,000	22,000	40,000
Total liabilities	108,317	122,290	138,209	110,225	186,084
Convertible mandatorily redeemable preferred stock	3,300	3,300	3,300	3,300	3,300
Stockholders’ equity	81,037	82,374	92,074	114,434	129,449

(1)	Reflects the acquisition from Aetna U.S. Healthcare, Inc. (NJ) of approximately 113,000 Medicaid members in New Jersey and the acquisition from HRM Health Plan (PA), Inc. of approximately 45,000 Medicaid members in Pennsylvania from the date of the acquisitions in August 2001.

(2)	Reflects a 250 for 1 stock split of our common stock immediately prior to the effectiveness of our registration statement with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the financial condition and results of operations of our company should be read in conjunction with the “Selected Financial Data” and the accompanying financial statements and the notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements., as a result of many factors, including those set forth under “Risk Factors,” “Forward-Looking Statements,” “Business” and elsewhere in this prospectus.

Overview

      We were founded in February 1989. We are a leading provider of health care services to beneficiaries of public-sector health care programs in our targeted geographic markets. Our mission is to improve the health and lives of the people we serve by providing high quality health care and health care management services.

•	In July 1989, we began serving our first members in Philadelphia, Pennsylvania, under contract with the Pennsylvania Medicaid program. We currently serve all of Philadelphia and the four surrounding counties.

•	In January 1994, we enrolled our first Medicaid members into our New York health plan, initially serving Brooklyn and then expanding into Queens and the Bronx.

•	In January 1996, we enrolled our first Medicaid members into our New Jersey health plan. Initially licensed in five counties, by 1997 we were licensed to operate in all 21 counties in the State of New Jersey.

•	In June 1996, we acquired the Medicaid membership agreements of the Garden State Health Plan from the State of New Jersey.

•	In December 1998, we acquired the Medicaid membership agreements of Liberty Health Plan in New Jersey.

•	In January 1999, we acquired the Medicaid contract of Oxford Health Plan in New York.

•	In August 2001, we acquired the Medicaid business of Aetna U.S. Healthcare in New Jersey, and the Medicaid contract of HRM Health Plan in Pennsylvania.

Revenues

      We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premiums in advance of providing services and recognize premium revenue during the period in which we are obligated to provide services to our members.

      Membership growth has been the primary reason for our increasing revenues. From December 31, 1999, through December 31, 2001, our membership increased by 88.8%. The following table sets forth our membership by service area, excluding members related to the behavioral health care operations that we discontinued in 1999.

	December 31,

Market	1999	2000	2001

Pennsylvania	74,000	71,000	112,000
New York	58,000	60,000	60,000
New Jersey	64,000	70,000	198,000

Total	196,000	201,000	370,000

     Premium Revenue

      Premium revenue increased 47.5% to $655.9 million in 2001 from $444.8 million in 2000. The $211.1 million increase was due primarily to a 84.1% increase in our membership. The acquisitions of the Medicaid business from Aetna U.S. Healthcare (NJ), Inc. (113,000 members) and HRM Health Plan (PA), Inc. (45,000 members) account for approximately $123.8 million of the increase. Internal membership growth accounts for $75.5 million of the increase. The balance of the increase was due to premium rate increases.

      Premium revenue increased 9.2% to $444.8 million in 2000 from $407.3 million in 1999. Of the $37.5 million increase, approximately $20.5 million was due to premium rate increases. The balance of the increase was due to internal membership growth. Internal membership growth in New York and New Jersey was partially offset by reduced enrollment in our Pennsylvania health plan. This reduction was caused by the implementation of welfare reform in Pennsylvania and a corresponding change in the rules governing Medicaid eligibility in that state.

     Investment Income

      Investment income increased 13.3% to $8.2 million in 2001 from $7.2 million in 2000. The $1.0 million increase was due to a 28.6% increase in the average balance of cash and investments in 2001 compared to 2000, partially offset by lower market interest rates. The higher cash and investment levels resulted from increases in the amount of premiums received during 2001.

      Investment income increased 44.9% to $7.2 million in 2000 from $5.0 million in 1999. The $2.2 million increase was due to a 8.0% increase in the average balance of cash and investments in 2000 compared to 1999, compounded by higher market interest rates. The higher cash levels resulted from increases in the amount of premiums received during 2000.

     Other Income

      Other income is derived from contracts to provide management services, information systems, and claims processing services for unaffiliated health care entities. Other income decreased 12.1% to $11.7 million in 2001 from $13.3 million in 2000. The $1.6 million decrease was due to the termination of three of our six service arrangements. Other income will continue to decrease in 2002 as we deemphasize our sale of claims processing services to unaffiliated health care entities in order to complete the implementation of our new operating system. Other income increased 10.8% to $13.3 million in 2000 from $12.0 million in 1999, primarily due to increased membership of one of our claims processing customers.

Operating Expenses

      Our operating expenses include expenses related to health benefits, general and administrative costs, interest, depreciation and amortization.

     Health Benefits

      Expenses related to health benefits include payments to physicians, hospitals and other providers for health care and specialty product claims, and also include the expenses we incur to provide medical management services such as health promotion, quality assurance, case management, disease management and 24 hour on-call nurses. Health benefits costs also include estimates of medical expenses incurred but not yet reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including inpatient hospital utilization data, prior authorization of medical services and prior claims experience. As part of this review, we also consider the costs to process medical claims and estimates of amounts to cover uncertainties related to fluctuations in physician billing patterns, membership, medical products and inpatient hospital trends. These estimates are adjusted as more information becomes available. We utilize the service of independent actuarial consultants who are contracted to review our estimates quarterly. While we believe that our process for estimating IBNR is actuarially sound, we cannot assure you that health care claim costs will not exceed our estimates.

      Our results of operations depend on our ability to manage expenses related to health benefits and to accurately predict costs incurred. The table below depicts our health benefits ratio, which represents health benefits costs as a percentage of premium revenues and reflects the direct relationship between the premium received and the medical services provided.

	Year Ended
	December 31,

	1999	2000	2001

Health benefits ratio	74.5%	74.5%	78.8%

The increase in our health benefits ratio in 2001 is primarily due to our increased membership in New Jersey, which maintains a higher health benefits ratio than our other areas of operation and a change in the mix of our members towards categories for whom higher costs are incurred.

      Expenses relating to health benefits increased 56.0% to $517.1 million in 2001 from $331.4 million in 2000. Of the $185.7 million increase, $101.2 million was due to increased membership from acquisitions, $19.5 million was due to increased membership from internal growth and the balance was due to increased unit cost, including a change in membership mix toward categories of members for whom higher costs are incurred. We expect our health benefits ratio to be somewhat higher for the year ended December 31, 2002 as we absorb the additional New Jersey membership for a full year.

      Expenses relating to health benefits increased 9.2% to $331.4 million in 2000 from $303.4 million in 1999. The $28.0 million increase was primarily due to the expansion of services covered under our contracts for which additional premiums were received.

     General and Administrative Expenses

      Our general and administrative expenses primarily reflect wage and benefit costs related to our employee base and other administrative costs. Some of the administrative services are provided locally, while others are delivered to our health plans from a centralized location. This approach provides the opportunity to control administrative costs as membership grows. The major centralized functions are claims processing, information systems, human resources, legal, customer service center, health services oversight, quality assurance, corporate compliance, strategic direction and acquisition integration. The following table sets forth the general and administrative expense ratio, which represents general and administrative expenses as a percent of total revenues and reflects the relationship between revenues earned and the cost necessary to drive those revenues. The improvement in the ratio reflects growth in membership and leveraging of our overall infrastructure.

	Year Ended
	December 31,

	1999	2000	2001

General and administrative expense ratio	19.0%	17.0%	13.2%

      General and administrative expenses increased 13.5% to $89.5 million in 2001 from $78.9 million in 2000. Of the $10.6 million increase, $8.6 million was due to an increase in wages and related expenses for current staff and the hiring of additional staff. The balance of the increase was primarily due to the expansion of our customer service center and claims processing functions to support our increased membership.

      General and administrative expenses decreased 2.1% to $78.9 million in 2000 from $80.6 million in 1999. The $1.7 million decrease was primarily due to a change in our management structure in our operations in New York and New Jersey.

     Interest Expense

      Interest expense increased 90.9% to $5.3 million in 2001 from $2.8 million in 2000. Interest expense of $1.3 million was recorded in 2001 as part of an unfavorable judgment in a payment dispute with a hospital system in Philadelphia. Approximately $1.0 million was recorded in 2001 to realize a reduction in market value of our interest rate swap. The balance of the increase was a result of increased borrowings in 2001.

      Interest expense decreased 17.6% to $2.8 million in 2000 from $3.4 million in 1999. This $0.6 million decrease was a result of the repayment of $8.0 million of our credit facility in 2000.

     Provision for Income Taxes

      In 2001, we recorded $22.9 million of income tax expense as compared to $20.9 million in 2000. Our effective tax rate in 2001 decreased to 42.7% from 49.0% in 2000 as a result of our increased pre-tax earnings in jurisdictions with more favorable rates of taxation.

      In 2000, we recorded $20.9 million of income tax expense as compared to $13.0 million in 1999. Our effective tax rate in 2000 increased to 49.0% from 47.0% in 1999, primarily as a result of our increased pre-tax earnings in jurisdictions with less favorable rates of taxation.

Critical Accounting Policies

      We consider certain accounting policies related to our accrued claims payable liability and the carrying value of our goodwill to be critical policies due to the estimation processes involved in each.

      Accrued claims payable include claims that are known to us and are currently being processed, as well as, an estimated amount for claims that have been incurred but have not yet been reported to us. In determining the amount of claims incurred but not yet reported to us, we consider all information which, in our judgment, is necessary to adequately estimate our liability, including, among other items, our anticipated and historical claims experience, the anticipated and historical claims experience of the health insurance industry, the expected impact of inflation and other economic or social factors on claims and our own underwriting and claims policies and procedures. Our accrued claims payable could be understated if the data and procedures used by us to estimate such amounts does not properly reflect claims incurred but not yet reported.

      The carrying value of our goodwill and intangible assets are analyzed annually or when certain facts or circumstances indicate that the carrying value may be impaired. In assessing the carrying value of our goodwill and other intangible assets, we must make assessments of future cash flow and other factors to determine fair value. If these assessments change in the future, we may be required to record impairment charges for these assets. We have not recorded any impairment to the carrying value of the recorded goodwill or intangible assets during the year ended December 31, 2001.

Liquidity and Capital Resources

      Since our inception, we have financed our operations principally through internally generated working capital. We have financed our membership acquisitions primarily through bank borrowings. We generate cash from premium revenue derived from our contracts with government programs and investment income. Our primary use of cash includes the payment of expenses related to health benefits, general and administrative expenses and income taxes. In addition, we may use our cash to fund the expansion of our service area and product offerings, for computer system enhancements, for necessary regulatory reserves and for acquisitions of health care businesses. We may need to raise capital from time to time to finance these activities. Our net worth at December 31, 2001 was $129.4 million, which amount was subsequently reduced by $32.5 as a result of the stock repurchase and giving effect to the tender offer we undertook in February 2002 as described in “Stock Repurchase” below.

      Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of December 31, 2001, our investment portfolio consisted primarily of long-term fixed-income securities. The average maturity of these securities is three years. Cash is invested in investment vehicles such as commercial paper, securities backed by agencies of the U.S. government, and high grade money market funds. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio yield as of December 31, 2001 was approximately 4.3%.

     Cash Flow

      Our operating activities provided cash of $89.2 million, $16.6 million, and $45.7 million in 2001, 2000, and 1999, respectively. The cash flow increase in 2001 from 2000 was due to increased membership and profitability. The cash flow decrease in 2000 from 1999 was primarily the result of the acceleration of our claims payment schedule and the fact that no rate adjustments related to prior periods were received, and was partially offset by increased profitability.

      Our financing activities provided $0.5 million in 2001, and used $9.5 million and $3.2 million in 2000 and 1999, respectively. Financing activities consisted of borrowings and repayments under our credit facility and the repurchase of $15.0 million of our common stock in November 2001.

      Our investing activities used cash of $109.2 million, $17.2 million, and $34.1 million in 2001, 2000, and 1999, respectively. Our net purchase of investments was $71.6 million in 2001. In 2001, we purchased the Medicaid business from Aetna U.S. Healthcare (NJ), Inc. for $20.2 million and the Medicaid contract from HRM Health Plan (PA), Inc. for $9.4 million. We spent $5.1 million on the purchase of new software, hardware, furniture and equipment in 2001. In addition, we began the implementation of a new claims and data processing system which will further enhance our information systems capabilities and assist us in meeting new health care regulations. The system implementation began in 2001 and is expected to be completed in 2002. We spent approximately $2.8 million in 2001 and expect to spend an additional $10.0 million in 2002 related to the new system.

      Since our investments are investment-grade and, although long-term, are highly liquid and available for sale, the amount of our investments should be added to current assets when assessing our working capital and liquidity. On this basis, current assets plus long-term investments available for sale less current liabilities increased to $53.9 million at December 31, 2001, from $36.9 million at December 31, 2000.

      At December 31, 2001, December 31, 2000, and December 31, 1999, cash and short-term investments, net of bank overdrafts, were $29.4 million, $48.9 million, and $67.7 million, respectively.

      Based on our operating plan, we expect that our available cash, cash equivalents, investments, net proceeds of the offering and cash from our operations will be sufficient to finance our operations and capital expenditures for at least 12 months from the date of this prospectus.

     Credit Agreement

      In November 1998, we entered into a credit agreement with three banks providing for a $55.0 million loan facility. The credit agreement was amended and restated in May 2001, and amended again in February 2002. Under the terms of the credit agreement we can borrow up to $85.0 million to provide working capital, to finance acquisitions and to refinance outstanding borrowings under the agreement. The credit agreement provides for a $45.0 million term loan facility and a $40.0 million revolving loan facility that includes a $10.0 million letter of credit facility.

      We borrowed under the term loan facility in 2001 to refinance prior borrowings, fund the acquisition of the New Jersey Medicaid business of Aetna U.S. Healthcare, and for working capital. As of December 31, 2001, there was $40.0 million outstanding under our term loan facility and no amount outstanding under our revolving loan facility, although letters of credit in the amount of $4.9 million were then outstanding under the revolving loan facility. In February 2002, we borrowed funds under the revolving loan facility to finance the purchase of an aggregate of approximately $30.3 million worth of shares of our common stock from members of our senior management and members of our board of directors in privately negotiated transactions. Also in February 2002, we commenced a company tender offer to purchase approximately $2.2 million worth of vested options from our option holders, which purchases will be financed through borrowings under our revolving loan facility. We expect to close the tender in March 2002. The credit agreement requires quarterly principal repayments of $2.5 million on the term loan.

      As of December 31, 2001, interest was accruing on borrowings outstanding under our credit agreement at a swap adjusted rate of 8.06% per annum. Interest accrues at our option at either the prime rate plus a margin of between 1% and 1.5% or the LIBOR rate plus a margin between 2% and 2.5%, with the margin determined in either case by the ratio of our debt to earnings before income taxes, depreciation and amortization. In addition, the credit agreement requires payment of a commitment fee on the unused portion of the facility of between 0.375% and 0.5%, depending on the ratio of our debt to earnings before income taxes, depreciation and amortization.

      Our credit agreement requires us to maintain specified levels of consolidated net worth, liquidity, debt to earnings before income taxes, depreciation and amortization, debt service, minimum statutory surplus and risk based capital. In addition, our lenders must approve mergers, reorganizations, sale of material assets, new encumbrances, dividends other than on preferred stock, sale of capital stock, and certain acquisitions and additional subsidiary formations. As of December 31, 2001 we were in compliance with our credit agreement.

      We intend to use approximately $37.5 million of the proceeds of this offering to pay all amounts outstanding under our term loan facility and approximately $30.5 million of the proceeds of this offering to pay all amounts outstanding under our revolving loan facility. Upon repayment of our term loan and our revolving loan facilities, our facilities will terminate. We intend to replace our existing loan facilities with a new revolving loan facility.

      As of February 28, 2002, we received commitments from our lenders for a new $75.0 million revolving loan facility. We are currently negotiating with an additional lender to increase the facility to $100.0 million. The commitments are conditioned upon customary conditions, such as the completion of due diligence, and upon the successful completion of this offering. The proceeds will be available to refinance existing indebtedness and to finance general corporate purposes, including permitted acquisitions. The facility will accrue interest at one of the following rates at our option: LIBOR plus the applicable margin or an alternate base rate plus the applicable margin. At the time of the closing, the applicable margin for LIBOR borrowings is expected to be 2.25% and the applicable margin for alternate base rate borrowings is expected to be 1.25%. After closing, the margin will vary depending on our ratio of debt to earnings before income taxes, depreciation and amortization. The facility will be secured by substantially all of our assets, including the stock of our subsidiaries. We will pay a fee on the unused portion of the facility of between 0.375% and 0.5%, depending on the ratio of our debt to earnings before income taxes, depreciation and amortization. We expect to enter into the new credit facility on or about the closing date of this offering and it will be available for three years from the date we enter into it.

     Stock Repurchase

      In February 2002, we offered to purchase from our option holders all of the vested options to purchase common stock. If all option holders holding vested options tender their options pursuant to the offer, the aggregate purchase price will be approximately $2.2 million. We expect to close the tender in March 2002.

      In February 2002, we purchased from Mr. Welters, our President, Chief Executive Officer and Chairman, Mr. Sweely, our Chief Operating Officer and Vice Chairman, Mr. Rios, our Executive Vice President, General Counsel and one of our directors, Dr. Lomax, our Executive Vice President of Health Affairs and Vice

Chairman, and Mr. Andre Duggin, one of our directors, or their respective affiliates, including a charitable trust and a charitable foundation established by each of Messrs. Welters and Rios, an aggregate of approximately $30.3 million worth of our common stock in privately negotiated transactions. After this offering, the percentage of common stock owned by Messrs. Welters, Sweely, Rios and Lomax and their respective affiliates, in the aggregate, will be           %.

      In November 2001, we purchased approximately $4.0 million worth of shares of our common stock from affiliates of TA Associates, Inc., a greater than 5% stockholder, pursuant to a privately negotiated transaction. Also in November 2001, we purchased an aggregate of approximately $10.0 million worth of shares of our common stock from our stockholders pursuant to a tender offer to stockholders.

      In November 2001, we purchased an aggregate of $1.0 million worth of vested options to purchase common stock from our option holders pursuant to a tender offer to option holders.

Regulatory Capital And Dividend Restrictions

      Our operations are conducted through our subsidiaries, which include three wholly-owned HMOs. HMO subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders.

      Our subsidiaries are required to maintain minimum capital requirements prescribed by various jurisdictions, including the departments of insurance in each of the states in which we operate. In addition, in New Jersey, we are subject to additional net worth requirements imposed by the state Department of Banking and Insurance as a condition of its approval of our acquisition of Aetna U.S. Healthcare’s Medicaid business. As of December 31, 2001, our subsidiaries were in compliance with all minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through the end of this year.

      As of December 31, 2001, our subsidiaries had aggregate statutory capital and surplus of approximately $72.9 million, compared with the required minimum aggregate statutory capital and surplus requirements of approximately $38.5 million.

      The National Association of Insurance Commissioners, or NAIC, has adopted rules which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies became effective as of December 31, 1998. The new HMO rules, which may vary from state to state, are currently being considered for adoption in New York and New Jersey and have been adopted in Pennsylvania. The NAIC’s HMO rules, if adopted by other states in their proposed form, may increase the minimum capital required for our subsidiaries.

Commitments and Contingencies

      We lease office space and equipment under various operating leases, and to a lesser extent, capital lease arrangements. Our combined lease obligations for the next five years and thereafter are as follows: $4.1 million in 2002, $3.5 million in 2003, $2.5 million in 2004, $2.3 million in 2005, $3.3 million in 2006 and $0.2 million in 2007 and thereafter.

      In 2001, we began enhancing our information systems capabilities in order to meet new health care regulations, including the new HIPAA electronic data transaction standards. We expect the system to be completed in 2002. As of December 31, 2001, we have spent $2.8 million on our new system. We expect to invest approximately $10.0 million in 2002 to complete the project.

      Three letters of credit have been issued under our credit agreement on behalf of our wholly owned subsidiaries. One letter of credit is issued on behalf of our New Jersey subsidiary as security for the lease of its facilities. The other two letters of credit are issued in respect of the operations of our inactive behavioral health subsidiary and provide security for contingencies relating to a contract of the behavioral health subsidiary that has been terminated. No amounts have been drawn on the letters of credit. At December 31, 2001, $4.9 million was available to be drawn on the letters of credit.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses the initial recognition and measurement of intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. In addition, goodwill related to the 2001 acquisitions was not amortized. We are required to adopt SFAS Nos. 141 and 142. We are currently evaluating the impact that adopting these pronouncements will have on our consolidated financial statements.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended by SFAS No. 138, is effective beginning January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet. The adoption of SFAS No. 133 and No. 138 in the current year did not result in a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      As of December 31, 2001, we had short-term investments of $1.0 million and long-term investments of $141.9 million. The short-term investments consist of highly liquid securities with maturities between three and 12 months. The long-term investments consist of US government-backed agencies with original maturities greater than one year. These investments are subject to interest rate risk and will decrease in value if market rates increase. All investments are maintained at fair market value on the balance sheet. We have the ability to hold these investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

Inflation

      Although the general rate of inflation has remained generally stable and health care cost inflation has stabilized in recent years, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

      While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases.

Compliance Costs

      The new federal regulations promulgated under HIPAA mandating uniform standards for electronic transactions and confidentiality requirements for personal health information are currently unsettled, making certainty of compliance impossible at this time. Due to the uncertainty surrounding the regulatory requirements, we cannot be sure that the systems and programs that we plan to implement will comply adequately with the regulations that are ultimately promulgated. Implementation of additional systems and programs may be required, the cost of which is unknown to us at this time. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations.

BUSINESS

Overview

      We are a leading provider of health care services to beneficiaries of public-sector health care programs. We focus primarily on providing managed health care services to people eligible to receive Medicaid and CHIP benefits. Our mission is to improve the health and the lives of the people we serve by providing high quality health care and health care management services efficiently and cost effectively. We have been providing these services for over 13 years and currently serve approximately 370,000 members. We operate throughout New Jersey and in areas of Pennsylvania and New York.

      As compared to commercial populations, our target populations generally live in medically underserved areas. They have historically accessed health care in an inefficient manner, relying on hospital emergency rooms for primary care services and failing to receive routine preventive care. They are more likely to experience high-risk pregnancies and have a higher incidence of costly chronic conditions such as diabetes, congestive heart failure, HIV/ AIDS and respiratory ailments. Our Personal Care Model addresses the needs of our target populations in a comprehensive manner. Through our Personal Care Model, we take into account not only the medical needs of our members, but also consider the social, psychological and environmental factors that affect their well-being. We then develop programs and services designed to promote optimum health, including providing hands-on case management for our sickest members. We have found that our Personal Care Model approach has been effective in improving the health status of our members and in reducing the overall health benefits costs of our plans.

      We focus on actively managing our operations in order to meet the needs of our members while also achieving superior financial performance. Our health benefits ratio (health benefits expenses divided by premium revenue) compares favorably to other managed care companies and was 78.8% in 2001. Our net income from continuing operations over the past three years grew from $14.2 million in 1999 to $30.3 million in 2001, a compound annual growth rate of 46.1%.

Industry Overview

Emergence of Managed Care

      Health care spending in the United States has grown rapidly in the past four decades, according to the federal government’s Centers for Medicare and Medicaid Services, from $27 billion in 1960 to more than $1.2 trillion in 2000. Spending in 2000 evidenced a 6.9% increase from 1999, according to CMS. CMS estimates that health care expenditures will continue to increase over the next decade at an average rate of 7.3%, growing to a projected $2.6 trillion by 2010.

      In response to the dramatic increases in health care-related costs in the late 1960s, Congress enacted the Federal Health Maintenance Organization Act of 1973 to encourage the establishment and expansion of care and cost management. The private sector responded to this legislation by forming health maintenance organizations and other forms of managed care plans. Managed care plans generally reduce the cost of health insurance by directing patients to providers with which the plans have negotiated discounted rates and by managing the usage of the health care system. Since 1973, enrollment in managed care plans has increased dramatically, especially over the past decade. According to the Alliance for Health Reform, HMO membership reached 80.1 million in 2000.

      Despite the growth of managed care and other efforts to organize care delivery, the costs associated with medical care have continued to increase. As a result, it has become increasingly important for successful managed care plans to understand the specific populations they serve in order to develop an infrastructure and offer programs tailored to the medical and social profiles of their members.

Medicaid Managed Care

      Medicaid is a joint federal-state health insurance program for certain low-income people. Medicaid is structured to allow each state to establish, within broad federal guidelines, its own eligibility standards, benefits package, payment rates and program administration. In most states, the threshold requirements for Medicaid eligibility are determined by reference to other federal financial assistance programs, including Temporary Assistance to Needy Families, or TANF, and Supplemental Security Income, or SSI. TANF provides assistance to low-income families with children. SSI provides assistance to low-income aged, blind or disabled individuals. States may also broaden eligibility beyond the requirements for TANF and SSI. According to information published by the Kaiser Family Foundation, nearly 44 million people qualified for Medicaid coverage in 2001.

      Federal law requires that state Medicaid programs pay for the Medicare premiums, coinsurance and deductibles of certain low-income people who are elderly or have disabilities. Individuals who are eligible for both Medicare and Medicaid benefits are termed “dual-eligible.” According to CMS, in 1997, an estimated 6.4 million individuals, or 19% of Medicaid beneficiaries, were dual-eligible. Dual-eligible beneficiaries accounted for 35% of total Medicaid spending in 1997, according to CMS.

      Historically, Medicaid operated on a fee-for-service model, under which beneficiaries received care from disparate sources, as opposed to receiving care in an organized manner. As a result, inpatient and emergency room utilization tended to be higher within the Medicaid population than among the general population because of the inability to afford access to a primary care physician, which led to the postponement of treatment until acute care was required. The delivery of episodic health care under the traditional Medicaid program limited the ability of states to provide quality care, encourage preventive care programs and control health care costs. In an attempt to enhance access to quality care and control costs, many states have implemented mandatory Medicaid managed care programs. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid fee-for-service program or a managed care plan, if available. These programs usually reimburse the managed care plan a predetermined periodic payment per enrollee. The number of Medicaid beneficiaries enrolled in some form of managed care program has grown rapidly over the past decade from approximately 9% of Medicaid beneficiaries in 1991 to approximately 55% in 2000, according to CMS.

      CMS estimates that the total expenditure for Medicaid, excluding administrative costs, was $194.7 billion in 2000, $111.1 billion of which were federal funds, and $83.6 billion of which were state funds. CMS projects that total Medicaid outlays may reach $334.9 billion in fiscal year 2006. Key factors driving Medicaid spending include:

•	number of eligible individuals who enroll,

•	price of medical and long-term care services,

•	use of covered services,

•	state decisions regarding optional services and optional eligibility groups, and

•	effectiveness of programs to reduce costs of providing benefits, including managed care.

CHIP Programs

      The Children’s Health Insurance Program is a recently created federal and state matching program designed to help states expand health insurance to children whose families earn too much to qualify for traditional Medicaid, yet not enough to afford private health insurance. States have the option of administering CHIP through their existing Medicaid programs, creating separate programs or combining both strategies. According to HHS, approximately 4.6 million children who otherwise would not have access to health care were covered under CHIP in 2001, representing a 38% increase from 2000. Currently, all fifty states, the District of Columbia and all U.S. territories have approved CHIP plans, and many states continue to submit plan amendments to further expand coverage under CHIP.

AmeriChoice Approach

      We are unlike many managed care organizations that attempt to serve the general population. We focus exclusively on individuals in public-sector health care programs. Our success in the markets we serve is based on the following approach:

      Providing our members with quality care in an efficient manner through our Personal Care Model. We strive to deliver comprehensive health care solutions by addressing the social, psychological and environmental factors that affect our members’ health. Many of our employees, including members of our senior management, grew up in neighborhoods similar to the ones we serve and can identify with the challenges our members face. In addition, we developed our Personal Care Model to pro-actively increase members’ wellness through improved access to social and other supportive services that enhance the effectiveness of the health care services provided to them. Our Personal Care Model programs range from education and outreach to hands-on case management. By emphasizing prevention and encouraging utilization of needed services, we help our members maintain the highest functional status, while reducing the health benefit expenses associated with emergency room care. We also use our programs and other advertising to create name recognition as well as build and maintain our membership.

      Utilizing specialized information systems and technology. Our systems and processes are tailored to our business and make it possible for us to track on a current basis the status of our members and their medical utilization rates. This, in turn, enables us to improve individual quality care, identify possible areas of improvement across our member populations, maximize benefit delivery and minimize costs. We calculate our medical costs using daily medical incident reports and monitor pharmacy costs on a bi-weekly basis. Our information systems produce comprehensive daily, weekly and monthly reports that allow our management teams to examine critical medical management data, confirm program results, proactively develop new programs where appropriate, and immediately act upon unfavorable trends or issues. Our information systems also provide timely and accurate information on claims payment, utilization and membership eligibility to our providers, which allows them to more efficiently manage their patients and strengthens our relationships with them.

      Developing and maintaining our community-based provider networks. Our networks of providers, especially our networks of primary care physicians, play an integral role in managing the health care of our members. Our providers are highly familiar with the health status and concerns of our target populations and are accessible to our members. To strengthen our relationship with our providers, we provide them with financial, statistical and utilization information, physician and patient educational programs, disease and medical management programs, and prompt payment of clean claims. We also provide financial incentives to providers for superior quality performance in certain areas, such as childhood immunizations, and for supplying encounter data on our members. While we do not directly market to or through our providers, they are essential in helping us to retain existing members and to attract new members.

      Supporting our decentralized operations with our centralized infrastructure. To effectively deliver quality care to individuals, we utilize a decentralized health plan structure in conjunction with centralized administrative oversight, financial systems and medical management support. This division of functions between our central office and our local health plans allows us to capture efficiencies in our information systems and claims processing and to apply a standardized medical management program. The result is the efficient and effective delivery of quality care to our members.

Our Strategy

      Our objective is to become the leading managed care organization in the public-sector health care market, measured in terms of both the quality and efficiency of the services we provide. We intend to achieve this objective by implementing the following strategy:

      Focusing exclusively on serving individuals in public-sector health care programs. Our infrastructure, competencies and programs are focused on serving the distinct needs of our target populations. We will continue to focus on serving beneficiaries of Medicaid, and expand within related public-sector health care programs designed to serve uninsured children, uninsured adults and persons eligible for both Medicaid and Medicare, drawing upon our expertise to operate successfully in these markets.

      Increasing our membership through acquisitions and internal growth. We have grown principally through making acquisitions and successfully integrating them into our business. We believe that selective acquisitions of enrollment agreements or other assets provide us opportunities to expand within existing markets, as well as to enter new markets, increase cash flow and enhance our economies of scale. We seek to identify potential acquisition candidates that would complement our existing business and provide us an opportunity to improve profitability by applying our approach to health care management. Before we complete an acquisition, we utilize a dedicated acquisition team to begin analyzing membership data and transitioning the members onto our systems. This integration strategy allows us to begin reaping the benefits of the application of our approach to health care management immediately after acquisition. In addition, we intend to expand our membership through internal growth by continuing to promote our programs and services and through building a strong reputation for high quality health care services.

      Leveraging our information systems and technology to manage patient care and monitor performance on a timely basis. The foundation of our approach to managed care is our ability to quickly capture sensitive medical management data through our customized information systems and use this data to develop programs and services to deliver care in an effective and efficient manner. Our systems allow us to monitor costs on a timely basis and provide focused, quality care to our members. We intend to continue to invest in our systems to improve our collection and processing of utilization information and drive efficiencies in our operations. Our systems are scalable and allow us to integrate members and markets quickly and economically.

      Effectively addressing medical utilization. Within our target populations, under-utilization is typically a much greater problem than over-utilization of health services. Using the data generated by our information systems, we seek to identify members with chronic and other conditions early on and design comprehensive courses of treatment to enhance member care while minimizing our medical costs. Moreover, because a small percentage of our members are responsible for almost half of our health benefit expenses, we will continue to apply our hands-on case management approach through our Personal Care Model to our members with chronic or catastrophic health needs, such as high-risk pregnancies, diabetes, congestive heart failure, HIV/ AIDS and respiratory conditions.

Our History

      Our commitment to improving the quality of life of our members originates from our founders’ personal experiences. AmeriChoice was founded in 1989 by Messrs. Welters, Sweely and Rios and Dr. Lomax. Messrs. Welters, Sweely and Rios were partners in a government contracting venture and Dr. Lomax was a physician with nearly 30 years of practice experience in south Philadelphia. In 1989, they were awarded the contract to administer Pennsylvania’s mandatory managed care program for Medicaid beneficiaries living in south and west Philadelphia after a competitive bidding process. They began serving 82,500 Medicaid members on July 1, 1989.

      Messrs. Welters, Sweely and Rios applied their government contract experience to health care management by implementing rigorous systems analysis and cost-accounting techniques. Above and beyond their systems and medical expertise, the four founders brought a commitment to improving the quality of life of their members that grew out of their personal circumstances. Messrs. Welters and Rios grew up in urban, underserved areas and were themselves recipients of public assistance. These life experiences gave them a particular understanding of the challenges faced by their members.

      Leveraging their experience from the Philadelphia market, Messrs. Welters, Sweely and Rios, using their own funds, developed a health plan in Brooklyn, New York that began serving its first Medicaid members on January 1, 1994. In 1995, we began to offer comprehensive management services to our health plans through our health services subsidiary. In 1995, we developed a Medicaid health plan in the State of New Jersey that enrolled its first members on February 1, 1996. Since that time, we have successfully completed six acquisitions, in which we acquired over 220,000 new members and an 80% interest in a customized information services and data processing company.

Strategic Acquisitions

      The following table summarizes our acquisitions to date:

Seller	Date	Description

State of New Jersey (Garden State Health Plan)	June 1996	Acquisition of approximately 24,000 enrollment agreements in New Jersey
Information Network Corporation	April 1998	Purchase of 80% of outstanding capital stock
Liberty Health Plan, Inc.	December 1998	Acquisition of approximately 13,100 enrollment agreements in New Jersey
Oxford Health Plans (NY), Inc.	January 1999	Acquisition of approximately 28,000 enrollment agreements in New York City
Aetna U.S. Healthcare, Inc. (NJ)	August 2001	Acquisition of Medicaid business, resulting in approximately 113,000 new members throughout New Jersey
HRM Health Plan (PA), Inc.	August 2001	Acquisition of Medicaid contract, resulting in approximately 45,000 new members in southeastern Pennsylvania

      We currently have no agreements, understandings or letters of intent with respect to any other material acquisitions or divestitures.

Services

      We provide a wide range of health care services that vary by state and may include:

•	primary and specialty physician care,

•	inpatient and outpatient hospital care,

•	personal in-home service,

•	emergency and urgent care,

•	pre-natal care,

•	adult day care,

•	laboratory and x-ray services,

•	home health and durable medical equipment,

•	behavioral health services and substance abuse,

•	long-term and nursing home care,

•	24-hour on-call nurses,

•	emergency response systems,

•	vision care,

•	dental care,

•	prescriptions and limited over the counter drugs,

•	home delivered meals,

•	assistance with obtaining transportation for office or health education visits, and

•	welcome calls and health status calls to coordinate care.

AmeriChoice Personal Care Model

      Our Personal Care Model is our solution to the health care issues facing our target populations. As compared to commercial populations, our target populations generally live in medically underserved areas. They have historically accessed health care in an inefficient manner, relying on hospital emergency rooms for primary care services and failing to receive routine preventive care. They are more likely to experience high-risk pregnancies, and have a higher incidence of costly chronic conditions, such as diabetes, congestive heart failure, HIV/ AIDS and respiratory ailments. Through our Personal Care Model, we take into account not only the medical needs of our members, but also consider the social, psychological and environmental factors that affect their well-being. Our Personal Care Model enables us to deliver quality care to all of our members and reduce the health benefit expenses of our members with chronic conditions.

      Our Personal Care Model involves a number of inter-related steps, beginning with early identification of members with chronic conditions, continuing with the evaluation of the members’ health status and living conditions, and culminating with the development, implementation and refinement of a care plan. We identify members with chronic conditions using our claims data and medical management systems. Our Personal Care Model involves the active participation of many parties who have contact with the member, including the health plan, providers, lay caregivers, family, friends and community groups. Our Personal Care Model differs from traditional case management in two ways:

•	We emphasize face-to-face contact with the member and the development of an on-going relationship. Traditionally, case management efforts are conducted by telephone and stress management of acute episodes.

•	We recognize that medical needs cannot be separated from a member’s social environment and economic circumstances. Our Personal Care Model care managers look for practical solutions to maintain or improve a member’s overall health status.

      Our Personal Care Model programs are tailored to our members’ needs and range from general outreach and education to hands-on, intensive care management. Our education and outreach activities seek to encourage all of our members to obtain routine, preventive care. For example, we send birthday cards with mammogram reminders to women over 40 and refrigerator magnets with immunization schedules to new mothers. In addition, our health plans regularly sponsor educational programs, such as diabetes cooking classes at local community centers and asthma education programs in inner-city schools.

      For our members with chronic conditions, our services are more hands-on and intensive. If the condition is not acute, members generally receive targeted educational materials, followed up with periodic telephone calls from a personal care case manager or health educator and a regular review of the member’s encounter history to ensure that the member is continuing to manage the condition successfully. For our members who are taking multiple medications, have a history of repeat hospitalizations, are homebound or have a chronic condition that has entered an acute phase, we develop focused outreach and care management programs. Personal care managers, consisting of a nurse and social worker team, visit with members and complete a broad-based assessment of the member’s health status, including medical, socioeconomic and environmental factors. Input from family members, friends and care givers is sought in order to obtain as complete an understanding as possible of the member’s situation. Finally, physicians who have been involved in the member’s care meet with the personal care managers to develop an individualized care plan for the member.

      In addition to strictly medical interventions, a care plan may include a number of environmental interventions. These environmental interventions could include physical changes to the member’s living space, the identification of alternative housing or arranging for transportation services and home-delivered meals. The plan could also involve a number of community resources, such as religious institutions, fraternal organizations and social service agencies, in the member’s care. The focus of the plan is to keep the member well and in the community, and to provide him or her with the resources needed to maintain the highest functional status possible.

      Specific representative Personal Care Model programs include the following:

      M.O.M.S. Our Maternal & Obstetrical Medical Services program, or M.O.M.S., is designed to provide comprehensive gynecological services to women in a primary care setting, including management of prenatal and perinatal conditions and treatment of diseases associated with gynecological and gynecology oncology issues. M.O.M.S. works with our members and their PCPs to offer reliable information and sympathetic advice to women of all ages on their total health status. A cornerstone of M.O.M.S. is promoting healthy pregnancies and healthy babies. We identify expectant mothers early in their pregnancies who are at a high-risk of having premature babies or babies with low birth weights. M.O.M.S. also works closely with our personal care unit to assist mothers after they have been discharged from the hospital. Some of the pregnancy-related services we provide through M.O.M.S. include:

•	helping our members make appointments for prenatal care,

•	coordinating transportation of members to an obstetrics provider,

•	helping our members select a doctor for their new baby,

•	helping our members arrange visits and health care after the baby is born,

•	following up on missed visits to determine whether the member has encountered any problems,

•	arranging home health care and psychological counseling, if necessary, and

•	at the member’s request, sending a nurse to visit the member and her baby.

      Telemedicine. In 1999, we launched our telemedicine program, which uses video-conferencing technology to supply comprehensive, preventive case management to certain of our at-risk members. Telemedicine is currently being used on a limited basis to treat approximately 100 members with diabetes and congestive heart failure. Under the program, the case manager is able to monitor the member’s condition on a daily basis if necessary. We are planning to add peripheral devices this year that will permit our clinical staff to monitor members’ vital signs. The program enhances the relationship between the member and his or her personal care managers and mitigates the limits imposed by a geographically dispersed member base.

Information Systems and Technology

      The foundation of our approach to managed care is our ability to accurately capture and analyze critical information in a timely manner. In doing so, we have successfully developed a management reporting system encompassing a cost accounting approach that enables our management team to accurately assess and control medical costs. Unlike many of our competitors that have developed operating models from the top down, our approach is to first identify the relevant costs and then design an operational model to control those costs.

      Our information systems collect and maintain all the primary operational data that are critical to our analysis and control of medical costs, as well as reporting requirements. Our information systems provide an enterprise-wide solution that automates the administrative aspects of our health plans, allowing us to accurately analyze crucial information on a timely basis. On-line access to the system is available 24 hours a day, 7 days a week, allowing our personnel to obtain decision-critical information as needed.

      In addition to superior reporting capabilities, our rate of payment with respect to claims processing is among the fastest in the industry. Based on our record, and taking advantage of excess capacity within our systems, we provide information services and claims processing for six unaffiliated clients in four states. During 2001, we processed over 3.6 million claims, covering approximately 3.9 million lives, and generating over $7.7 million in revenues.

      Recognizing the importance of real-time data reporting to our business, in April 1998, we acquired an 80% interest in Information Network Corporation, or INC, an information services and data processing company designed specifically for the Medicaid health care system. The seller has exercised his option to require us to purchase the remaining 20% of INC at a price not to exceed $1.0 million. In 2001, we began implementing a new claims and data processing system that we anticipate will further enhance our information systems capabilities and will assist us in meeting new health care regulations, including the new HIPAA electronic data transaction standards. As in the case of our existing system, our new system will be customized to the Medicaid health care system, as well as to our own operational specifications. We expect our new system to be completed in 2002. As of December 31, 2001, we spent approximately $2.8 million on our new system and expect to invest significant additional funds in 2002. We licensed our new system from Perot Systems Corporation.

Our Markets and Health Plans

      We have three health plans offering managed care services in specific markets throughout New Jersey and in areas of Pennsylvania and New York. Our target populations are individuals eligible for Medicaid, uninsured children and adults, and individuals eligible for both Medicaid and Medicare. We also offer health care-related information services through our information systems subsidiary, INC, which is based in Phoenix, Arizona.

      The following chart summarizes our markets, as of December 31, 2001:

	New Jersey	Pennsylvania	New York

Subsidiary name	AmeriChoice of New Jersey, Inc.	AmeriChoice of Pennsylvania, Inc.	AmeriChoice of New York, Inc.

Date operational	1996	1989	1994

Market	Statewide	Philadelphia, Bucks, Chester, Delaware and Montgomery counties	Brooklyn, Queens and Bronx boroughs

Approximate number of members	198,000	112,000	60,000

New Jersey

      We began operating in New Jersey in February 1996, serving Medicaid beneficiaries in Camden, Essex, Hudson, Passaic and Union counties. We expanded into all 21 counties of New Jersey over the course of the next year. In June 1996, we acquired approximately 24,000 Medicaid members through our acquisition of the enrollment agreements from the State of New Jersey under its Garden State Health Plan. On December 1, 1998, we acquired approximately 13,100 Medicaid members in the northeast New Jersey area through the acquisition of the enrollment agreements of Liberty Health Plan, Inc. and in August 2001, we acquired approximately 113,000 Medicaid members through the acquisition of the Medicaid business of Aetna U.S. Healthcare, Inc. (NJ). We are the second largest provider of managed care services for Medicaid, CHIP and uninsured adults and children through New Jersey’s FamilyCare program, or NJ FamilyCare, with a 30% market share, based on figures compiled by the New Jersey Department of Health and Human Services as of February 2002. In 2000, as part of our focus on serving individuals who are eligible for both Medicaid and Medicare, we began serving Medicare beneficiaries in five counties in New Jersey. As of December 31, 2001, we had approximately 1,000 Medicare beneficiaries, a majority of whom are dual-eligible. Our Medicaid and NJ FamilyCare contract with the State of New Jersey expires on June 30, 2002. We have successfully renewed the contract since we began operating in New Jersey in 1996, and we expect that the state will renew our contract for another year.

Pennsylvania

      We began operating in Pennsylvania in 1989. In 2000, the date of the most recent bid competition, our technical proposal to serve the Medicaid population of the entire City of Philadelphia and a number of the surrounding suburban counties was ranked “Number 1” by the Commonwealth of Pennsylvania among those proposals submitted in the competitive bid process. According to statistics compiled by the Pennsylvania Department of Welfare as of January 2002, our acquisition of the Medicaid contract of HRM Health Plan (PA), Inc. in August 2001 increased our share of Medicaid managed care population in the Philadelphia area to 22%, making us the third largest Medicaid managed care plan in the Philadelphia region. In 2000, as part of our focus on serving individuals who are eligible for both Medicaid and Medicare, we began serving Medicare and CHIP beneficiaries in the Philadelphia area. Our enrollment in these programs, as of December 31, 2001, was approximately 2,500 CHIP beneficiaries and approximately 3,600 Medicare beneficiaries, a majority of whom are dual-eligible. Our Medicaid contract with the Commonwealth of Pennsylvania expires on December 31, 2006, subject to renewal by the Commonwealth for three additional years. Our CHIP contract with the Commonwealth of Pennsylvania expires on September 1, 2002. Our CHIP contract is renewed annually and we expect that the Commonwealth will renew our CHIP contract for another year.

New York

      We began operating in Brooklyn, New York in 1994. On January 1, 1999, we acquired approximately 28,000 additional Medicaid members in the New York City metropolitan area through our acquisition of the enrollment agreements of Oxford Health Plans (NY), Inc. We are the second largest provider of Medicaid managed care health care services in New York City with a market share of approximately 16%, based on figures compiled by the New York State Department of Health as of January 2002. In 2000, we began serving Medicare and CHIP beneficiaries as well as uninsured adults and children through New York’s Family Health Plus program and, as of December 31, 2001, had approximately 400 CHIP beneficiaries and approximately 1,500 Medicare beneficiaries, a majority of whom are dual-eligible. Our Medicaid contract with the City of New York expires on September 30, 2003, subject to a one-year extension by the City. Our Family Health Plus contract with the State of New York expires on September 30, 2003, subject to a three-year extension by the State. Our CHIP contract with the State of New York expires on December 31, 2002. Our CHIP contract is renewed annually and we expect that the state will renew our CHIP contract for another year.

Provider Network

      Our network primary care physicians play an integral role in managing the health care of our members. The relationship between the primary care physician, or PCP, and the new member is critical for the member to make the most effective use of managed care. Our PCPs are encouraged to discuss with new members at their first visit whether they have questions about managed care and to assist them in understanding the role of the PCP. Under our Personal Care Model approach to managed care, the PCP, with the assistance of our personal care managers, is also charged with reviewing the health risk assessment surveys performed on new members to determine whether each member is at-risk for disease or has a chronic condition and would benefit from a disease management program.

      We arrange for the provision of health care services to our members through mutually non-exclusive contracts with independent primary care physicians, specialists, ancillary medical agencies and professionals and hospitals. Either prior to or concurrently with bidding for new contracts, we establish a provider network in each of our service areas. The following table shows the total approximate number of primary care physicians, specialists and hospitals currently participating in our network as of December 31, 2001:

	New Jersey	Pennsylvania	New York	Total

PCPs	2,131	1,584	1,197	4,912
Specialists	5,541	6,504	2,371	14,416
Hospitals	65	47	26	138

      We have also contracted with other ancillary medical agencies and professionals for physical therapy, mental health and chemical dependency care, home health care, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we have contracted with dentists and with a national pharmacy benefit manager that provides a local pharmacy network in our markets where pharmacy is a covered benefit.

      We value our relationships with our providers. We maintain a 24-hour provider hotline that, among other things, assists providers in determining member eligibility and assignment. In addition, to assure cash flow to our providers, we regularly pay clean claims in under 30 days.

      In order to encourage our PCPs to be proactive in the treatment of our members, we give financial incentives to our providers who provide preventive health services, such as childhood immunizations, lead screening and well-childcare for children. Our PCPs also receive an additional payment for supplying encounter data on our members, which helps us monitor the amount and level of medical treatment.

      Our contracts with hospitals, independent primary care physicians and specialists are usually for one to two year periods and automatically renew for successive one year terms. The contracts generally can be cancelled by either party upon 60 or 90 days’ prior written notice. With respect to our hospital contracts, the hospital is paid for all pre-authorized medically necessary inpatient and outpatient services and all covered emergency and medical screening services provided to members. With the exception of emergency services, most inpatient hospital services require advance approval from the member’s primary care physician and our medical department. We require hospitals to participate in utilization review and quality improvement programs.

Provider Payment Methods

Capitation

      We pay most of our primary care physicians and our vision provider a fixed-fee per member, which is referred to as capitation. For the year ended December 31, 2001, 13% of our payments to providers were on a capitated basis.

Fee-for-Service

      We pay our other providers based upon the service performed, which is referred to as fee-for-service. For the year ended December 31, 2001, 87% of our payments to providers were on a fee-for-service basis. The primary fee-for-service arrangements are percentage of Medicaid/ Medicare payment, per diem and percentage of charges. These arrangements may also be combined. The following is a description of each of these arrangements:

      Percentage of Medicaid/ Medicare payment. We pay providers a percentage of the amount Medicaid or Medicare would pay under the fee-for-service program ranging from 80% to 120%.

      Per diem and case rates. Hospital facility costs are generally reimbursed at negotiated per diem or case rates, which vary depending upon the level of care. Lower intensity services, such as a newborn baby who in order to gain weight stays in the hospital a few days longer than the mother, are paid at a lower rate than high intensity services, such as a neo-natal intensive care unit stay for a baby born with severe developmental disabilities.

      Percentage of charges. We may contract with providers to pay them an agreed-upon percentage of their standard charges for covered services.

      We periodically examine and adjust our payment methods as necessary. Generally, our contracts with providers do not allow for automatic annual increases in payments. Factors we generally consider in adjusting payment methods include changes to state Medicaid fee schedules, competitive environment, current market conditions, anticipated utilization patterns and projected health benefit expenses. In order to enable us to better monitor quality and meet our state contractual encounter reporting obligations, we pay our providers an extra fee for supplying us with encounter data. States use the encounter data to monitor quality of care to members and to set premium rates.

Quality Improvement

      We endeavor to improve the quality of care provided to our members. Our Quality Improvement Programs provide the template for our quality and utilization management functions and outline specific action items to improve the delivery of quality care services to our members. A Quality Management Committee in each of our health plans adopts a Quality Improvement Program for the plan. Each committee is chaired by the plan’s Medical Director and includes as members select physicians in our network. Each

Quality Management Committee also has a number of subcommittees that are charged with monitoring certain aspects of the care, such as pharmacy services and treatment standards. The committees and subcommittees meet monthly.

      Each Quality Improvement Program is evaluated annually and revised as necessary to address recent developments and areas of improvement. Prior to its implementation each year, the board of directors of each health plan reviews and approves the Program. Each board is updated regularly on the Program’s progress in reaching the overall quality improvement objectives for the year as set forth in the plan. Elements of our Quality Improvement Programs include:

•	orientation visits to, and site audits of, new providers,

•	ongoing provider education programs,

•	medical record audits,

•	provider credentialling and recredentialling,

•	member satisfaction surveys,

•	member grievance and appeals processes, and

•	evaluations of the effects of particular preventive measures, such as childhood immunizations and Pap smears.

      As part of our Quality Improvement Programs, we have implemented a quality rewards program in each of our health plans. These programs generally offer financial incentives to physicians to provide preventive services, such as well-child visits and lead screening.

      As a result of our Quality Improvement Programs, based on data released by the Commonwealth of Pennsylvania and the State of New York, our Pennsylvania and New York health plans compared favorably to other health plans serving the Medicaid population in their respective service areas. In Pennsylvania, the Commonwealth annually ranks the Medicaid health plans on a number of preventive health and member satisfaction measures. Based on 2000 service data, our Pennsylvania plan had a greater number of top tier scores on these measures than any of its competitors in the Philadelphia area. Preliminary data on well-child visits in 2001 posted on the State of New York’s website show that our New York health plan is comfortably above the statewide averages for this important indicator. The New York State Department of Health has advised our plan that, based on its record of quality care, it will receive a greater number of persons who are “auto-assigned” to health plans than it would have otherwise received as managed care becomes mandatory for most New York City Medicaid beneficiaries. Finally, as further evidence of the effectiveness of our Quality Improvement Programs, The National Committee for Quality Assurance, or NCQA, awarded our Pennsylvania health plan an accreditation status of “Commendable” in 2001 based on how well a health plan ensures that its members get quality care.

Corporate Compliance

      We strive to bring efficiency and integrity to our business through our corporate compliance programs. The two primary standards by which corporate compliance programs in the health care industry are measured are the 1991 Federal Organizational Sentencing Guidelines, and the “Compliance Program Guidance” issued by the Office of the Inspector General, or OIG, of the Department of Health and Human Services.

      Our program contains each of the seven elements suggested by the Sentencing Guidelines and the OIG Guidance. These key components are:

•	written standards of conduct,

•	designation of a corporate compliance officer and compliance committee,

•	effective training and education,

•	effective lines for reporting and communication,

•	enforcement of standards through disciplinary guidelines and actions,

•	internal monitoring and auditing, and

•	prompt response to detected offenses and development of corrective action plans.

      Our Vice President, Compliance and Integrity, who reports directly to our President and our board of directors, has overall responsibility for the program. A corporate-level Compliance Committee, a Deputy Compliance Officer and Compliance Officers and Committees at each of the subsidiaries assist with implementation. A separate Special Investigations Unit, also reporting to the Vice President, Compliance and Integrity, is responsible for detection and investigation of fraud and abuse matters throughout our operations. Annual mandatory training is provided for all of our employees and specialized rules-based training is conducted in selected high-compliance risk areas of operations. A Corporate Compliance Handbook, containing a code of conduct that reinforces the key elements and principles of the program, is provided to all of our employees. In addition, we maintain a toll-free hotline to allow employees or other persons to anonymously report suspected incidents of fraud, abuse or other violations of our corporate compliance program.

Competition

      In the Medicaid managed care market, our principal competitors for state contracts, members and providers are national and regional commercial managed care organizations that serve Medicaid and Medicare recipients, Medicaid-focused HMOs and provider sponsored organizations.

      As we grow within our existing geographic markets or enter new markets, we will continue to face varying levels of competition. However, most recently, many national and commercial managed care organizations have exited public-sector health care programs, including Medicaid. Others have restructured their health plans in order to limit their participation in public-sector health care programs.

      In New Jersey, we are one of five Medicaid and NJ FamilyCare program plans and one of four Medicare managed plans operating in our service areas. In Pennsylvania, we are one of three Medicaid managed care plans, one of three Medicare managed care plans and one of three CHIP program plans operating in our service areas. In New York, we are one of 17 Medicaid managed care plans, one of eight Medicare managed care plans and one of 18 CHIP program plans operating in our service areas.

      We compete with other managed care organizations for public-sector health care program contracts, members and providers. States and the federal government generally use either a competitive bidding process or award individual contracts to any applicant that can demonstrate that it meets the government’s requirements. To win a bid for or be awarded a contract, state governments and the federal government consider many factors, including the plan’s provider network, quality and utilization management processes, responsiveness to member complaints and grievances, timeliness of claims payment and financial resources. People who wish to enroll in a managed care plan or change plans typically choose a plan based on a specific provider being part of the network, the quality of care and service offered, ease of access to services and the availability of supplemental benefits. We believe the factors that independent physicians, physician groups and other providers consider in deciding whether to contract with us include potential member volume, payment methods, timeliness of claims payment, incentive programs and administrative service capabilities.

Regulation

      Each of our health plans is regulated by both the state in which it operates and federal authorities. Government regulations vary from jurisdiction to jurisdiction and regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur from time to time.

State HMO Regulations

      Our health plans are licensed to operate as HMOs in each of New Jersey, Pennsylvania and New York, respectively. In each of the jurisdictions in which we operate, we are regulated by the relevant state insurance department and health department. These or other state departments, along with CMS, oversee our Medicaid and CHIP programs. CMS also regulates our dual-eligible programs.

      In order to operate a health plan, we must apply for and obtain a certificate of authority or license from the state. The certificate of authority application process and operational requirements are the same for us as they are for health plans serving commercial members. We must demonstrate to the state’s Health Department that we have an adequate provider network, that our quality and utilization management processes comply with state requirements, and that we have a procedure in place for responding to member and provider complaints and grievances. We must also demonstrate that our systems are capable of processing providers’ claims for payment in a timely fashion and for collecting and analyzing the information needed to manage our quality improvement activities. In addition, we must satisfy the state’s Insurance Department that we have the financial resources necessary to pay our anticipated health benefit expenses and the infrastructure needed to account for our costs.

      Once the certificate of authority is granted, we must report quarterly and annually on our performance. We also undergo periodic examinations and reviews by each department. We generally must obtain approval from the state’s Insurance Department before one of our health plans can declare a dividend to us. We must maintain a net worth in an amount determined by statute and we may only invest in types of securities approved by the state. Any acquisition of another plan’s Medicaid members must also be approved by the state’s Health and Insurance Departments, as well as the state’s Medicaid program.

Medicaid

      Medicaid was established under the U.S. Social Security Act to provide medical assistance to the poor and disabled. It is state-operated and implemented, although it is funded by both the federal and state governments. Our contracts with the state and, in the case of New York, city Medicaid programs place additional operational and reporting requirements on us. Within broad guidelines established by the federal government, each state:

•	establishes its own eligibility standards,

•	determines the type, amount, duration and scope of services,

•	sets the rate of payment for services, and

•	administers its own program.

      Managed care initiatives may be statewide and required for all classes of Medicaid eligible beneficiaries, or may be limited to service areas and classes of beneficiaries. All jurisdictions in which we operate have some form of mandatory Medicaid program and require that there be at least two managed care plans operating from which Medicaid eligible individuals may choose.

      Prior to the passage of the Balanced Budget Act of 1997, or BBA, a state could only require enrollment in managed care if the state obtained a waiver from the requirements of the Social Security Act. Waivers allowed states to:

•	mandate Medicaid enrollment into managed care,

•	utilize a central broker for enrollment into health plans,

•	use cost savings to provide additional services, and

•	limit the number of providers for additional services.

      Since the passage of the BBA, states generally may require Medicaid beneficiaries to enroll in mandatory managed care plans without waivers if certain conditions are met. New Jersey operates its Medicaid managed care program under the general authority of this Section 1932(a) of the Social Security Act, while Pennsylvania and New York operate under waivers. Pennsylvania’s waiver was approved prior to the passage of the BBA. New York has a more comprehensive demonstration waiver, granted under Section 1115 of the Social Security Act.

      We obtain our Medicaid contracts in different ways. Some jurisdictions, such as New York and New Jersey, award contracts to any applicant that can demonstrate it meets the state’s requirements. Others, such as Pennsylvania, engage in a competitive bidding process. In either case, we must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state’s operational and financial requirements. These requirements are in addition to those required for a certificate of authority and are targeted to the specific needs of the Medicaid population. For example:

•	we must measure provider access and availability in terms of the time needed to reach the doctor’s office using public transportation,

•	our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services,

•	we must have linkages with schools, city or county health departments, and other community-based providers of health care, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care,

•	we must have the capability to meet the needs of the disabled and others with “special needs,”

•	our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf, and

•	our member handbook, newsletters and other communications must be written at a fourth to sixth grade reading level, and must be available in languages other than English.

      In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have the financial resources needed to protect the state or city, our providers and our members against any risk of our insolvency. In Pennsylvania, we are required to maintain a greater net worth under our Medicaid contract than is required under the insurance laws. In New Jersey, if we do not maintain a health benefits ratio of at least 80%, we may be subject to sanctions.

      Once awarded, the contract is for a one to five-year period, with renewal options. Our health plans are subject to periodic reporting and comprehensive quality assurance evaluations. We submit monthly utilization reports and other information to the state or city Medicaid program of our operations. We are not permitted to enroll members directly, and are permitted to market only in accordance with strict guidelines. The state or city Medicaid program conducts a comprehensive review of our operations annually each year that the contract is in effect.

Medicare

      Medicare is a federal program that provides persons age 65 and over and some disabled persons certain hospital and medical insurance benefits. These persons may also be eligible for Medicaid. Our plans are focused on enrolling these “dual-eligibles.” Each of our health plans holds a contract under the Medicare+Choice program to provide Medicare managed care services in its respective geographic market. We contract with the CMS under the Medicare+Choice program to facilitate the delivery of medical benefits in exchange for a fixed monthly payment per member enrolled in our health plan. Membership may be terminated by the member at any time during the month. The fixed monthly payment is determined by formula established by federal law.

      CMS conducts audits of health plans qualified under its Medicare+Choice program at least biannually and may perform other reviews more frequently to determine compliance with federal regulations and contractual obligations. These audits include review of the health plan’s administration and management, including management information and data collection systems, fiscal stability, utilization management and physician incentive arrangements, health services delivery, quality assurance, marketing, enrollment and disenrollment activity, claims processing, and complaint systems.

      CMS requires certain disclosures to CMS and to Medicare beneficiaries concerning operations of a health plan qualified under the Medicare+Choice program. CMS’s rules require disclosure to members upon request of information concerning financial arrangements and incentive plans between a health plan and physicians in the health plan’s networks. These rules also require certain levels of stop-loss coverage to protect contracted physicians against major losses relating to patient care, depending on the amount of financial risk they assume. The reporting of certain health care data contained in Plan Employer Data Information Sets, or HEDIS, is another important CMS disclosure requirement.

Fraud and Abuse Laws

      Law enforcement has made investigating and prosecuting health care fraud and abuse a priority. Funding for these law enforcement efforts has increased in the past few years and is expected to continue to grow. These law enforcement efforts have been directed at companies involved in public health care programs such as Medicaid and Medicare. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Properties

      We do not own any real property. We lease office space in Vienna, Virginia, where our headquarters are located, as well as in each of our health plan locations in Newark, New Jersey, New York, New York and Philadelphia, Pennsylvania. We also lease office space in Phoenix, Arizona, where INC, our information systems subsidiary, is located.

Employees

      As of December 31, 2001, we employed approximately 900 employees. Thirty-nine employees of our Pennsylvania health plan are represented by a union. We believe our relationships with our employees are good.

Legal Proceedings

      In the normal course of our business, we may be a party to legal proceedings.

      We have been involved in litigation with Temple University Health Systems, which had demanded additional payment for services provided to our members during the period 1994 to 1997. We prevailed in a trial on the issue in 1999; however, in December 2000 the trial court was reversed on appeal and the case was remanded to the trial court. On remand in December 2001, the trial court awarded Temple University Health Systems $5.6 million. We have reflected this judgment in our financial statements for 2001. We do not believe the trial court’s ruling is supported by the law or the facts and we have filed an appeal.

      In November 2001, we received a subpoena from the New Jersey Department of Human Services requesting our files relating to certain providers. We produced our files for providers with whom we had contracts. The State of New Jersey also requested, and we produced, documents related to an internal compliance investigation that we conducted in 2000 relating to complaint processing. As a result of this investigation, several employees received written reprimands and all employees in the affected department received training in the handling of complaints. We previously voluntarily disclosed the findings of our compliance investigation to the State of New Jersey.

      In October 1997, we received a subpoena from federal authorities primarily requesting information about our Pennsylvania plan’s operations. We received additional subpoenas in May 1998, August 1998 and October 1998, and our independent auditors received a subpoena in May 2000. We have cooperated fully with the government’s requests for information, including making our employees available for interviews. We have been informed that the government is treating this as a civil matter involving our claims processing and marketing operations. We do not expect this matter to affect our contract with the Pennsylvania Department of Public Welfare, which was aware of the proceedings when it awarded us a new, five-year contract in 2001.

      Except as described above, we are not currently a party to any material legal proceedings nor, to our knowledge, is any other material legal proceeding threatened against us.

MANAGEMENT

Executive Officers, Directors and Key Employees

      Our executive officers, key employees and directors, and their ages and positions as of February 28, 2002, are as follows:

Name	Age	Position

Anthony Welters	47	Chief Executive Officer, President and Chairman
Jess E. Sweely	63	Chief Operating Officer, Treasurer, Assistant Secretary and Vice Chairman
Edgar G. Rios, Esq.	49	Executive Vice President, General Counsel, Secretary and Director
Walter P. Lomax, Jr., M.D.	69	Executive Vice President of Health Affairs, AmeriChoice Health Services, Inc. and Vice Chairman
Susan D. Ritchey	37	Vice President, Finance
Thelma Duggin	52	President of AmeriChoice of New York, Inc., President of AmeriChoice of New Jersey, Inc. and Senior Vice President, Member Services & Business Development of AmeriChoice Health Services, Inc.
Chris E. Paterson	41	Chief Executive Officer and President of AmeriChoice of Pennsylvania, Inc.
Joseph R. Davis	58	Vice President, Compliance & Integrity
William Hagan	49	Chief Executive Officer of Information Network Corporation
Kelley L. Buchanan	37	Director
Robert W. Daly(2)	50	Director
Andre V. Duggin(2)	56	Director
Robert L. McGinnis(1)	35	Director
Boris Shapiro, Esq.(1)(2)	67	Director
Richard D. Tadler(1)(2)	45	Director
Jae L. Wittlich(1)(2)	59	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

     Anthony Welters has served as our Chief Executive Officer, President and Chairman of our board of directors since he co-founded AmeriChoice in 1989. Prior to that, Mr. Welters was an attorney with the Securities and Exchange Commission, was Executive Assistant to U.S. Senator Jacob Javits and held senior executive positions with Amtrak and the U.S. Department of Transportation. Mr. Welters serves as Vice Chairman of the board of directors of the Morehouse School of Medicine and serves on the board of directors of West Pharmaceutical Services, Inc., C. R. Bard, Inc., Horatio Alger Association, The Congressional Black Caucus Foundation, Inc., The An-Bryce Foundation and the Wolf Trap Foundation for the Performing Arts. He also serves as trustee of the Healthcare Leadership Council, New York University Law School and The National Board of The Smithsonian Institution, and is a member of the Young Presidents’ Organization. Mr. Welters has a J.D. from New York University and a B.A. from Manhattanville College. He is admitted to the bars of New York and D.C.

      Jess E. Sweely has served as our Chief Operating Officer, Treasurer, Assistant Secretary and Vice Chairman of our board of directors since he co-founded AmeriChoice in 1989. Prior to that, Mr. Sweely held senior executive positions with General Dynamics, Fairchild — Hiller Corp., Kaman Aerospace Corp. and ILC

Industries. Mr. Sweely has an M.B.A. from George Washington University, a B.S.B.A. in accounting from American University and a B.C.S. in accounting from Benjamin Franklin University. He is also a certified public accountant.

      Edgar G. Rios, Esq. has served as our Executive Vice President, General Counsel, Secretary and a director since co-founding AmeriChoice in 1989. Prior to that, Mr. Rios served as Interim Bankruptcy Trustee in the U.S. District Court for the Central District of California, was a staff attorney for the Los Angeles District Counsel of the Internal Revenue Service and was a founding partner in the law firm of Snyder, Rios and Quevedo. Mr. Rios serves as trustee of Meharry Medical College and serves on the board of directors of the Wolf Trap Foundation of the Performing Arts. Mr. Rios serves as a director and the Treasurer and Secretary of the Los Padres Foundation and a director and the Secretary of the An-Bryce Foundation. Mr. Rios has a J.D. from Columbia University Law School and a A.B. from Princeton University. He is admitted to the bars of California, D.C., New York and Virginia.

      Walter P. Lomax, Jr., M.D., has served as our Vice Chairman of our board of directors since 1989. Dr. Lomax also serves as our Executive Vice President of Health Affairs for our management services subsidiary. Dr. Lomax serves as Chairman of the board of directors of Correctional Health Care Solutions and serves on the board of directors of the Philadelphia Orchestra, Universal Companies, National Liberty Museum and Powernomics Enterprise Corp. Dr. Lomax has a M.D. from Hahnemann Medical College and a B.A. from LaSalle College and has practiced medicine in Philadelphia for over 30 years.

      Susan D. Ritchey joined us in 1995 and serves as our Vice President, Finance. Prior to joining us, Ms. Ritchey was an accountant with Coopers and Lybrand and with the Securities and Exchange Commission. Ms. Ritchey has a B.S. from West Virginia University. She is also a certified public accountant.

      Thelma Duggin joined us in 1991 and has served as the President of our New York and New Jersey health plans since 1999. She has also served as our Senior Vice President, Member Services & Business Development of our management services subsidiary since 1996. Before joining us, Ms. Duggin served as the chief executive officer of AV of Washington, Inc., a firm specializing in marketing and employee benefits, and as Special Assistant to U.S. Secretary of Transportation, Elizabeth Dole and to President Ronald Reagan. Ms. Duggin has a B.S. from Edgewood College and an honorary doctorate from Morris Brown College. She also completed the General Management Program at Harvard Business School and was a resident fellow at Harvard University’s John F. Kennedy School of Government.

      Chris E. Paterson joined us in 1998 as our Chief Executive Officer of our behavioral health managed care subsidiary and in 1999 assumed the position of Chief Executive Officer and President of our Pennsylvania health plan. Before joining us, Mr. Paterson served as the Executive Vice President of Merit Behavioral Care and President of Merit’s Tennessee operation, Tennessee Behavioral Health. He joined Merit in 1990. Mr. Paterson has a B.S., an M.A. and a Ph.D. in counseling psychology from Ohio State University. He is a licensed psychologist in Pennsylvania and Ohio.

      Joseph R. Davis has served as our Vice President, Compliance & Integrity since November, 1998. Prior to joining us, Mr. Davis worked as a legal advisor and investigator with the Surveys and Investigations Staff of the Appropriations Committee of the U.S. House of Representatives from 1995 to 1998. Prior to that, he was with a labor law firm in Washington, D.C. from 1994 to 1995. Mr. Davis also held a variety of positions with the Federal Bureau of Investigation from 1968 until his retirement in 1994, including Special Agent, supervisor, legal instructor and Assistant Director in charge of the Legal Counsel Division at FBI Headquarters. Mr. Davis serves as a director on the board of directors of the Special Agent Mutual Benefit Association. Mr. Davis has an L.L.B. and a B.S., both from the University of Alabama. He is admitted to the bars of Florida, Alabama, the District of Columbia and Virginia.

      William Hagan has served as Chief Executive Officer of Information Network Corporation since November 2001. Prior to joining INC, he was Executive Vice President at XMLSolutions in McLean, Virginia from 2000 to 2001, where he managed development and services for e-commerce software. From 1997 to 2000, Mr. Hagan was Practice Executive of IBM’s Western region Business Intelligence Services; from 1990 to 1997 he was Senior Vice President and relationship Leader for worldwide Information Management at

American Express; and, from 1987 to 1990, he served as Vice President Consulting Services at Performance Development Corporation. Mr. Hagan also held various technology management positions at Canada Post Corporation from 1984 to 1986 and at the Iron Ore Company of Canada from 1973 to 1983. Mr. Hagan has a B.B.A. from St. Francis Xavier University, Nova Scotia.

      Kelley L. Buchanan was elected as one of our directors in February 2002. Ms. Buchanan is the Senior Vice President, Strategic Planning, for the Life and Group Operations units of CNA Insurance, a position she has held since June 1999. Prior to that, she managed the Corporate Planning and Analysis unit for CNA’s Corporate Finance Department. From January 1997 to May 1999, Ms. Buchanan served as Senior Vice President for Westbridge Capital Corporation’s insurance subsidiaries. Ms. Buchanan has also held a variety of senior financial officer roles for both public and private life and health insurance organizations and was an audit manager for Price Waterhouse. Ms. Buchanan is a certified public accountant and a Fellow, Life Management Institute. She has an M.B.A. from Baylor University and a B.S. from Texas Christian University.

      Robert W. Daly has been one of our directors since 1995. Mr. Daly is the Managing Director of MedEquity Investors, LLC, a venture capital firm. From 1984 to 1997, Mr. Daly was Managing Director of TA Associates, a venture capital firm. Prior to that, Mr. Daly was General Partner of Adler and Company and, prior to that, was partner in Daly, Hutchenson and Company, a management firm of venture capital financed companies. Mr. Daly has also held positions as Manager at Bain and Company, a Boston consulting firm, and as a lending officer with Chase Manhattan Bank. Mr. Daly has an M.B.A. from the Harvard Business School and a B.S. from Brown University.

      Andre V. Duggin has been one of our directors since 1995. Mr. Duggin is Chief Executive Officer and Chairman of AV International, Inc., an insurance brokerage company. Prior to founding AV International, Inc. in 1982, Mr. Duggin served as Executive Vice President of Comprehensive Benefits Service Company, Inc. He has also held senior management positions with Group Benefit Administrators, Travelers Insurance Company and the Alabama State Department of Pensions and Securities. Mr. Duggin has a B.S. from North Carolina State University.

      Robert L. McGinnis has been one of our directors since April 2001. Mr. McGinnis is the President and Chief Operating Officer of the Healthcare & Benefits Department of the Group Operations unit of CNA Insurance Companies, positions he has held since April 2001. Prior to joining CNA in 2001, Mr. McGinnis served in management positions at Prudential Insurance and United Healthcare, most recently as the Chief Operating Officer of United Healthcare’s Small Business Group. Mr. McGinnis has a B.A. from the University of Wisconsin.

      Boris Shapiro, Esq., has been one of our directors since 1995. Mr. Shapiro is a partner with the Philadelphia law firm of Epstein, Shapiro and Epstein, a law firm he co-founded in 1975. Mr. Shapiro has a J.D. from the University of Pennsylvania Law School and a B.A. from the Wharton School of the University of Pennsylvania.

      Richard D. Tadler has been one of our directors since 1998. Mr. Tadler is a Managing Director at TA Associates, Inc. where he specializes in medical and specialty service businesses. Prior to joining TA Associates, Inc. in 1987, Mr. Tadler was a General Partner with Investments Orange Nassau, Inc., a venture capital firm located in Boston. He has also served as assistant to the president of several divisions of ARMCO, Inc. Mr. Tadler serves on the board of directors of several private companies. He has a M.B.A. from the Wharton School of Finance and a B.S. from the University of Virginia.

      Jae L. Wittlich has been one of our directors since 1995. Mr. Wittlich is retired from the Chicago-based CNA Insurance Companies where he was most recently the President and Chief Operating Officer of CNA Healthcare and Benefits, a position he held through December 1999. Mr. Wittlich served as head of CNA’s Group Operation Department, a position he assumed in 1985. Mr. Wittlich joined CNA in 1977. Prior to joining CNA, Mr. Wittlich was with AllState Insurance Company for 12 years where he served as assistant vice president of group life and health operations. Mr. Wittlich is a Fellow of the Society of Actuaries, a

Member of the American Academy of Actuaries and has served two terms as a commissioner on the Prospective Payment Assessment Commission, the expert panel established to advise the U.S. Congress on the Medicare prospective payment system for inpatient hospital services. He has served as chairman of the board of directors of the Illinois Life Insurance Association, the Health Insurance Association of America and the Association of Private Pension and Welfare Plans (now the American Benefits Council), and currently serves on the board of the Foundation for Health Enhancement. He has an M.A. in mathematics and a B.A., both from the University of Michigan.

Board of Directors

      We currently have eleven directors. Effective prior to the closing of this offering, we have approved a provision in our certificate of incorporation which will provide that the authorized number of directors must be at least eight but not more than 12. In addition, effective prior to the closing of this offering, we have approved a provision in our bylaws which will divide our board of directors into three classes, denominated Group A, Group B and Group C. Members of each class will hold office for staggered three-year terms. At each of our annual meetings of stockholders commencing in 2003, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified. Mr. Duggin, Mr. Shapiro and Mr. Wittlich will serve as Group A directors, whose terms expire at the 2003 annual meeting of stockholders. Dr. Lomax, Mr. Sweely, Mr. Tadler and Ms. Buchanan will serve as Group B directors whose terms expire at the 2004 annual meeting of stockholders. Mr. Daly, Mr. Rios, Mr. Welters and Mr. McGinnis will serve as Group C directors whose terms expire at the 2005 annual meeting of stockholders. With respect to each class, directors’ terms will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. Directors may be removed only for cause and only by the affirmative vote of not less than 66 2/3% of the votes from the shares entitled to elect such directors. These provisions, when taken in conjunction with other provisions of our certificate of incorporation, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees. In general, vacancies on the board may be filled by a majority of the directors in office, unless less than a quorum.

Committees of the Board

      We have established an audit committee, an executive committee and a compensation committee. The audit committee reviews our internal accounting procedures and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee consists of Messrs. Shapiro, Tadler, Wittlich and McGinnis. The executive committee has all the authority of the board of directors as permitted by law. The executive committee consists of Messrs. Welters, Sweely and Rios. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all officers and directors compensated by us. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee consists of Messrs. Daly, Duggin, Shapiro, Tadler and Wittlich.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity, other than our health plans, that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

      We currently pay cash fees to Mr. Daly for attending board or committee meetings, and we reimburse all of our directors for their reasonable expenses incurred in connection with attending these meetings. Upon completion of this offering, we will pay each non-employee director an annual retainer of $20,000 and a

$1,000 fee for each board or committee meeting attended ($2,000 for each committee meeting attended by a committee chairperson).

Executive Compensation and Other Information

      The following table sets forth the compensation that we expect to pay our chief executive officer and our four other most highly compensated executive officers during fiscal 2001:

Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation			Awards

				Securities
Name and			Other Annual	Underlying	All Other
Principal Position	Salary ($)	Bonus ($)	Compensation	Options	Compensation($)

Anthony Welters(1)	1,308,000	1,612,500	(3)	—	—
Chief Executive Officer, President and Chairman
Jess E. Sweely(1)	802,000	987,500	(3)	—	—
Chief Operating Officer, Treasurer, Assistant Secretary and Vice Chairman
Edgar G. Rios(1)	757,000	931,250	(3)	—	—
Executive Vice President, General Counsel, Secretary and Director
Walter P. Lomax, Jr., M.D.(2)	802,000	—	(3)	—	—
Executive Vice President of Health Affairs, AmeriChoice Health Services, Inc. and Vice Chairman
Thelma Duggin	248,994	475,000	—	281,250	114,000 (4)
President of AmeriChoice of New York, Inc. and President of AmeriChoice of New Jersey, Inc.

(1)	Messrs. Welters, Sweely and Rios terminated their respective employment agreements with us effective February 22, 2002, and each will enter into a new employment agreement with us as described in “— Management Employment Agreements.”

(2)	Dr. Lomax terminated his employment agreement with us effective February 22, 2002. He will continue to serve as Executive Vice President of Health Affairs without an employment agreement and at a significantly reduced salary.

(3)	Certain of our executive officers receive benefits in addition to salary and cash bonuses. The aggregate amount of those benefits do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of the executive officer.

(4)	Represents value realized by the exercise of options in 2001.

Option Grants in Last Fiscal Year

      The following table contains information concerning the stock option grants made to our chief executive officer and our four other most highly compensated executive officers during fiscal year 2001:

	Number of				Potential Realizable
	Shares of				Value at Assumed
	Common	Percent of			Annual Rates of Stock
	Stock	Total Options	Average		Price Appreciation for
	Underlying	Granted to	Exercise		Option Term(1)
	Options	Employees in	Price	Expiration
Name	Granted	2001	($/share)	Date	(5%) ($)	(10%) ($)

Anthony Welters	—	—	—	—	—	—
Jess E. Sweely	—	—	—	—	—	—
Edgar G. Rios	—	—	—	—	—	—
Walter P. Lomax, Jr.	—	—	—	—	—	—
Thelma Duggin	281,250	20.9%	$16.20	12/2011	$3,048,652	$7,553,285

(1)	Calculated based on the fair market value of $16.60 per share determined by our compensation committee in connection with the granting of 2001 year-end options.

Year-End Option Exercise and Option Value Table

      The following table shows information concerning stock option exercises and stock option values as of the year ended December 31, 2001 by each of our chief executive officer and our four other most highly compensated executive officers. The value of unexercised in-the-money options is determined by subtracting the exercise price from the fair market value of $16.60 per share determined by our compensation committee in connection with the granting of 2001 year-end options, multiplied by the number of shares underlying the options.

Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options At Fiscal		In-The Money Options
	Acquired	Value	Year-End (#)		At Fiscal Year-End ($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Anthony Welters	—	—	—	—	—	—
Jess E. Sweely	—	—	—	—	—	—
Edgar G. Rios	—	—	—	—	—	—
Walter P. Lomax, Jr.	—	—	—	—	—	—
Thelma Duggin	9,500	$114,000	23,000	303,750	$234,600	$230,400

Management Employment Agreements

      The board of directors on February 20, 2002 approved new terms of employment for Messrs. Welters, Sweely and Rios and the prior employment agreements of these three executives were terminated on February 22, 2002 in connection with the stock repurchase from such officers. The board of directors authorized the compensation committee of the board of directors to negotiate an employment agreement to be executed by us and each of such executives prior to the closing of this offering reflecting the new terms of employment. The employment agreements of Messrs. Welters, Sweely and Rios will provide for an initial annual base salary of $770,000, $550,000 and $440,000, respectively, and will be for a term of three years, with automatic one year renewal terms unless we or the executive determines not to renew. In addition, the employment agreement of each of Messrs. Welters, Sweely and Rios will provide for:

•	an annual increase in base salary at the discretion of the compensation committee, plus a discretionary annual incentive bonus of up to 300% of the amount of annual base salary at the discretion of the compensation committee,

•	participation by the executive in benefit plans, programs and policies offered generally to employees or offered to other of our senior executives, including life insurance, death or disability benefits and retirement benefits offered to other of our senior executives,

•	a non-compete clause providing that for an agreed period following termination of employment, the executive will not engage in any business activity related to Medicaid managed health care in the markets in which we operate or solicit, interfere with, influence or endeavor to entice any employee, customer or any independent contractor of ours for the purpose of doing business,

•	certain payments and benefits if the executive’s employment is terminated without cause including salary and benefits through the end of the term of the agreement, full retirement benefits in accordance with the employment agreement, and full vesting of any stock options held by the executive, and

•	certain payments and benefits in the event of a change of control (as defined in the employment agreement) and if within two years thereafter the executive’s employment is terminated without cause or if he resigns for good reason, including (1) a lump sum payment equal to 300% of sum of his annual base salary at time of termination and the amount of his annual bonus for the most recent full year prior to termination, (2) an amount equal to taxes due under Section 2806 of the Internal Revenue Code of 1986, (3) all benefits provided under his employment agreement for a period of 36 months after the date his employment terminates, and (4) full vesting of all stock options held by him.

Employee Stock Plans

      We have two stock plans: the 1998 Stock Plan and the 2002 Incentive Stock Plan.

1998 Stock Plan

      General. On July 16, 1998, we adopted our 1998 Stock Plan which was amended on October 18 and December 17, 2001. The 1998 Stock Plan was amended on February 20, 2002 so that the number of shares available for option grant was limited to 1,770,500. As of February 28, 2002, options to purchase 1,770,500 shares of our common stock under our 1998 Stock Plan were outstanding. If there is full participation in our tender offer to purchase vested options from our option holders, following the closing of the offer, we will have outstanding options to purchase 1,551,500 shares of our common stock. We will not issue any additional options under our 1998 Stock Plan.

      Types of Awards. Only non-qualified stock options were granted under the plan.

      Administration. The plan is administered by our compensation committee, although it may be administered by either our full board of directors or any other committee designated by the board. The committee, subject to certain provisions of the plan, determined the persons to whom options may be granted, the times at which options may be granted, the exercise and purchase price and other terms and conditions of the options, and may interpret the plan, prescribe, amend and rescind rules and regulations relating to the plan.

      Eligibility. Options were granted to employees and a consultant of AmeriChoice.

      Terms and Conditions of Options. The exercise price of a stock option granted under the plan is determined by our compensation committee at the time the option is granted. Stock options are exercisable at the times and upon the conditions as our compensation committee determined, as reflected in the applicable option agreement. The exercise period does not extend beyond ten years from the date of the grant. Our compensation committee generally has the authority to accelerate the time at which an option is exercisable. All options vest upon a change in control as defined in the plan. No stock option is assignable or transferable, except by will or by the laws of descent and distribution.

      The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof:

•	in cash or cash equivalents or, at the discretion of the committee,

•	by delivery previously acquired shares of the corporation’s common stock,

•	by delivery of the grantee’s personal recourse note bearing interest payable at the applicable federal rate or greater, or

•	by a “broker cashless exercise” procedure.

      Termination of Employment. The plan does not specify the effect of the termination of a participant’s employment or service on the exercisability of any award under the plan. The effect of a termination of employment or service is instead specified in the option agreement, as determined by our compensation committee in its discretion. If the participant’s employment terminates as a result of death or disability, all options that are exercisable at the time of death or disability may be exercised by the participant (or his or her estate, beneficiaries, or personal representative, as applicable) for 180 days following the termination of employment. However, in no case may an award be exercised after it expires in accordance with its terms.

2002 Incentive Stock Plan

      General. On February 20, 2002, we adopted, and our stockholders approved, our 2002 Incentive Stock Plan. We have reserved for issuance under the plan a maximum of 1,500,000 shares of our common stock. As of February 28, 2002, no options to purchase shares of our common stock under our 2002 Incentive Stock Plan were outstanding. If any option, stock appreciation right or stock awarded under the plan is cancelled, exchanged, expires or is forfeited, the shares of common stock underlying such option, stock appreciation right or stock grant will again be available under the plan. No employee may be awarded options to acquire, in the aggregate, more than 500,000 shares of common stock under the plan.

      Types of Awards. The following awards may be granted or made under the plan:

•	stock options, including incentive stock options and non-qualified stock options;

•	stock appreciation rights; and

•	stock grants.

      Administration. The plan is administered by a committee of the board of directors established for the purpose of administering the plan. The committee may interpret the plan and, subject to certain provisions of the plan, determine the persons to whom and the times at which options and stock appreciation rights may be granted and stock grants may be made, the exercise period, the purchase price, and other terms and conditions applicable to the options, stock appreciation rights and stock grants.

      Eligibility. Incentive stock options may be granted only to our key employees. Non-qualified stock options and stock appreciation rights may be granted, and stock grants may be made, only to our directors and key employees.

      Terms and Conditions of Stock Options. Options to purchase shares of stock may be granted under the plan at any time during the life of the plan. Stock options may be either “incentive stock options,” as that term is defined in Section 422 of the Internal Revenue Code, or non-qualified stock options. Each grant of an option is evidenced by an option certificate, which sets forth the type of option along with the terms and conditions of the option as determined by the committee. The exercise price of a stock option granted under the plan is determined by the committee at the time the option is granted. The exercise price of an option generally may not be less than the fair market value per share of common stock on the date of the grant; except that the exercise price of an incentive stock option granted to a key employee who is also a 10% stockholder may not be less than 110% of the fair market value per share of common stock on the date of the grant. No option granted under the plan may be treated as an incentive stock option to the extent that the aggregate fair market value of the stock subject to the option that would first become exercisable in any calendar year exceeds $100,000; any such excess is treated as a non-qualified stock option. Stock options are exercisable at the times and upon the conditions as the committee may determine, as reflected in the applicable option certificate. The exercise period set by the committee generally may not extend beyond ten years from the date of the grant; however, the exercise period for incentive stock options granted to key employees who are also 10% stockholders may not extend beyond five years from the date of the grant. The committee may provide, in accordance with the terms of the plan, for the automatic grant of additional options upon the satisfaction of certain conditions.

      The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof, as set forth on the option certificate granting the option to be exercised:

•	in cash or by check,

•	in common stock which has been held for at least six months and is acceptable to the committee,

•	through a “cashless exercise” procedure which is acceptable to the committee and which is facilitated through a sale of common stock.

      Terms and Conditions of Stock Appreciation Rights. Stock appreciation rights may be granted under the plan at any time during the life of the plan. Each grant of a stock appreciation right is evidenced by either a stock appreciation right certificate or, if such right is granted as part of an option, by the option certificate related to the option. The stock appreciation right certificate will set forth the terms and conditions applicable to the right as determined by the compensation committee, the number of shares upon which the right to appreciation is based and the “SAR value” of each share of stock, which value may not be less than the fair market value per share of common stock on the date of the grant of the stock appreciation right. The exercise period for each stock appreciation right may not extend beyond ten years from the date of the grant. If a stock appreciation right is evidenced by an option certificate, the number of shares on which the right to appreciation is based is the same as the number of shares related to the option, and the “SAR value” may be no less than the option price of such option. The exercise of a stock appreciation right with respect to any share of stock cancels the right to exercise an option with respect to such share; in turn, the exercise of an option as to a share of stock cancels any stock appreciation right associated with such share. A stock appreciation right granted as part of an option may be exercised only while the option is exercisable.

      A stock appreciation right may only be exercised when the fair market value of a share of common stock on which the right to appreciation is based exceeds the “SAR value” for such share. Upon exercise of a stock appreciation right, a holder thereof will receive payment in cash or common stock or a combination of cash and common stock and the number of shares of common stock received shall be based on the fair market value of the common stock on the date the stock appreciation right is exercised. The compensation committee may determine the form and timing of any such payments.

      Terms and Conditions of Stock Grants. Stock grants may be made under the plan at any time during the life of the plan. Each grant is evidenced by a stock grant certificate setting forth the terms and conditions applicable to the grant as determined by the compensation committee, the conditions under which stock will be issued under the grant, and the conditions under which stock issued under a stock grant may be subject to forfeiture or may become non-forfeitable.

      Life of the Plan. Stock options and stock appreciation rights may be granted, and stock grants may be made, during the first ten years of the plan, or until the common stock reserved for issuance under the plan has been issued or is no longer available for use under the plan, whichever is earlier. Upon the tenth anniversary of the plan, the plan will continue in effect until all outstanding options and stock appreciation rights are exercised and all stock grants made have been forfeited or have become non-forfeitable. In the event all stock reserved for issuance under the plan is issued or becomes unavailable, the plan will immediately terminate.

      Termination of Employment. The plan does not specify the effect of the termination of a participant’s employment or service on the exercisability of options, stock appreciation rights or stock grants awarded under the plan. The effect of a termination of employment or service may instead be specified in certificate representing the option, stock appreciation right or stock grant, as determined by the committee in its discretion.

      Transfer and Assignment. Options, stock appreciation rights and stock grants may not be transferred or assigned without the consent of the committee, except by will or by the laws of descent and distribution.

      Change in Control. In the event of a sale, merger or change in control, any conditions to the exercise of outstanding options, stock appreciation rights and stock grants will be deemed satisfied. Our board of directors will thereupon have the right to designate a period of time, not less than 30 days, during which such options, stock appreciation rights and stock grants must be exercised, after which date they may be cancelled.

      Amendment and Termination of Plan. Our board of directors may amend the plan in accordance with the provisions of the plan, except that stockholder approval may be required to comply with applicable law. Our board may also suspend the granting of options and stock appreciation rights and the making of stock grants under the plan at any time, and may terminate the plan at any time.

      Since the amount of benefits to be received by any participant is determined by the committee, the amount of future benefits allocated to any director, key employee, or group of employees in any particular year is not determinable.

Pension Plans

      We sponsor a retirement plan designed to qualify under Section 401(k) of the Internal Revenue Code of 1986. All our employees are eligible to participate. Each year, participants may contribute from 1% to 15% of their pre-tax earnings, subject to annual dollar limits set by the Internal Revenue Service. We match 50% of a participant’s contribution, up to the first 6% of a participant’s compensation. Participants are immediately vested in their pre-tax contributions plus actual earnings thereon. Employer contributions and earnings thereon are vested 20% after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service.

      Following its acquisition by AmeriChoice in May 1998, INC continued to sponsor a 401(k) plan. This plan is identical in design to that sponsored by AmeriChoice for all other employees.

Limitations on Liability of Directors and Officers

      As permitted by the Delaware General Corporation Law, or DGCL, our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for a director’s breach of fiduciary duty other than liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

      In addition, our bylaws provide that we shall indemnify all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

RELATED PARTY TRANSACTIONS

Business Relationships

      Our health plans carry aggregate and specific reinsurance written by subsidiaries of CNA Insurance Companies, the parent corporation of our stockholder, CLE, Inc. Subsidiaries of CNA Insurance Companies also provided us with aggregate and specific reinsurance in 2001. The premium paid to CNA was $2.6 million in 2001, $1.7 million in 2000 and $2.1 million in 1999. Comparative bids from third parties were obtained prior to purchasing this reinsurance coverage. The reinsurance, as well as certain of our other insurance coverage, was purchased through our insurance broker, AV Consultants, Inc., a subsidiary of AV International, Inc. Andre Duggin, one of our directors, is the controlling shareholder of AV International. The total amount paid to AV Consultants, including brokers’ fees, was $0.8 million in 2001 and $0.5 million in 2000. No fees were paid to AV Consultants in 1999.

      We have retained the law firm, Epstein, Shapiro & Epstein, pursuant to a retainer agreement with our Pennsylvania health plan. The amount paid to Epstein, Shapiro & Epstein was $0.1 million in each of 2001, 2000 and 1999. Boris Shapiro, one of our directors, is a partner at the law firm.

Other Relationships

      Thelma Duggin, the President of our New York and New Jersey health plans, and Andre V. Duggin, one of our directors, are siblings.

Purchase of Stock

      In order to provide our equity holders with liquidity, we have undertaken or completed the following transactions:

•	In February 2002, we offered to purchase from our option holders all of the vested options to purchase common stock. If all option holders holding vested options tender their options pursuant to the offer, the aggregate purchase price will be approximately $2.2 million. We expect to close the tender in March 2002.

•	In February 2002, we purchased from Mr. Welters, our President, Chief Executive Officer and Chairman, Mr. Sweely, our Chief Operating Officer and Vice Chairman, Mr. Rios, our Executive Vice President, General Counsel and one of our directors, Dr. Lomax, our Executive Vice President of Health Affairs and Vice Chairman, and Andre Duggin, one of our directors, or their respective affiliates, including a charitable trust and a charitable foundation established by each of Messrs. Welters and Rios, an aggregate of approximately $30.3 million worth of our common stock in a privately negotiated transaction. After this offering, the percentage of common stock owned by Messrs. Welters, Sweely, Rios and Lomax and their respective affiliates, in the aggregate, will be %.

•	In November 2001, we purchased approximately $4.0 million worth of shares of our common stock from affiliates of TA Associates, Inc., a greater than 5% stockholder, pursuant to a privately negotiated transaction.

•	In November 2001, we purchased an aggregate of approximately $10.0 million worth of shares of our common stock from our stockholders pursuant to a tender offer to stockholders.

•	In November 2001, we purchased an aggregate of $1.0 million worth of vested options to purchase common stock from our option holders pursuant to a tender offer to option holders.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 28, 2002 by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock,

•	each director or director nominee of AmeriChoice,

•	our chief executive officer and other four most highly compensated executive officers,

•	all of our executive officers and directors as a group, and

•	the over-allotment institutional selling stockholders.

      The institutional selling stockholders noted below have granted the underwriters the right to purchase, exercisable not later than 30 days after this offering, up to an aggregate of                    shares of the common stock to cover any over-allotments.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

      Percentage ownership calculations are based on 23,035,000 shares of common stock outstanding as of February 28, 2002, assume the conversion of shares of convertible mandatorily redeemable preferred stock into common stock and exclude vested options to purchase an aggregate of 219,000 shares of common stock that we expect to purchase pursuant to our tender offer to vested option holders that we commenced in February 2002 and expect to close in March 2002. To the extent that any shares are issued on exercise of options, warrants or other rights to acquire shares of our capital stock that are presently outstanding or granted in the future, there will be further dilution to new public investors.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering		Number of	Offering
			Shares to
Name	Number	Percent	Be Sold	Number	Percent

Named Executive Officers and Directors:
Anthony Welters(1)	5,009,250	21.7%	—	5,009,250
Jess E. Sweely(2)	1,689,750	7.3%	—	1,689,750
Edgar G. Rios(3)	2,802,250	12.2%	—	2,802,250
Walter P. Lomax, Jr.(4)	4,598,250	20.0%	—	4,598,250
Thelma Duggin	—	—	—		—
Kelley L. Buchanan	—	—	—		—
Robert W. Daly(5)	—	—	—	(6)	—
Andre V. Duggin(7)	669,250	2.9%	—	669,250
Robert L. McGinnis	—	—	—		—
Boris Shapiro	—	—	—		—
Richard D. Tadler(5)	26,000	*	—	(6)
Jae L. Wittlich	—	—	—	—	—
All executive officers and directors as a group (16 persons)(8):	14,376,750	62.4%	—	14,376,750

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering		Number of	Offering
			Shares to
Name	Number	Percent	Be Sold	Number	Percent

Five Percent Stockholders and Over-Allotment Selling Stockholders:
Beatrice Welters(9)	3,766,750	16.4%	—	3,776,750
TA Associates, Inc.(10)	1,685,000	7.3%	(10)	(10)
CLE, Inc.(11)	5,037,750	21.9%
First Plaza Group Trust(12)	1,935,500	8.4%
Advent VII L.P.(10)	1,008,000	4.4%
Advent Atlantic & Pacific II, L.P.(10)	385,750	1.7%
Advent Industrial II, L.P.(10)	139,250	*
Advent New York, L.P.(10)	126,000	*
TA Venture Investors, L.P.(10)	26,000	*

*	Represents less than 1% of outstanding shares of common stock.

(1)	Includes 2,876,750 shares held with Beatrice W. Welters as tenants-in-common and 1,740,500 shares held by the AW Family Limited Partnership, of which Mr. Welters serves as general partner. Also includes 392,000 shares held by The An-Bryce Foundation, for which Mr. Welters, Mrs. Welters and Mr. Rios serve as directors. Mr. Welters shares voting and investment power with respect to the shares held by the An-Bryce Foundation, but he disclaims beneficial ownership of these shares. The business address for Mr. Welters is 8045 Leesburg Pike, Suite 650, Vienna, Virginia 22182.

(2)	Includes 774,000 shares held by Mr. Sweely and 915,750 shares held by Sweely Holdings, LLC, of which Mr. Sweely is Manager. The business address for Mr. Sweely is 8045 Leesburg Pike, Suite 650, Vienna, Virginia 22182.

(3)	Includes 499,250 shares held by the EGR Family Limited Partnership and 1,130,750 shares held by the AGR Family Limited Partnership, for each of which Mr. Rios serves as General Partner. Also includes: (i) 150,250 shares held by the Los Padres Foundation for which Mr. Rios serves as a director, (ii) 392,000 shares held by the An-Bryce Foundation, for which Mr. Rios, Mr. Welters and Mrs. Welters serve as directors, (iii) 249,000 shares held by the Trust for Bryant A. Welters and 249,000 shares held by the Trust for Andrew V. Welters, for each of which Mr. Rios serves as co-trustee with Mrs. Welters, and (iv) 66,000 shares held by the Trust for Tiffany Duggin and 66,000 shares held by the Trust for Julian Duggin, for each of which Mr. Rios serves as sole trustee. Mr. Rios shares voting and investment power with respect to the shares held by the Los Padres Foundation, the An-Bryce Foundation, the Trust for Bryant A. Welters, the Trust for Andrew V. Welters, the Trust of Tiffany Duggin and the Trust for Julian Duggin, but he disclaims beneficial ownership of these shares. The business address for Mr. Rios is 8045 Leesburg Pike, Suite 650, Vienna, Virginia 22182.

(4)	Includes 3,110,250 shares held by Dr. Lomax and 1,488,000 shares held by Kemet Investments, L.P., of which Dr. Lomax serves as general partner. The address for Dr. Lomax is 200 Highpoint Drive, Suite 215, Chalfont, Pennsylvania 18914.

(5)	Includes 26,000 shares held by TA Venture Investors, L.P., of which each of Mr. Daly and Mr. Tadler holds an ownership interest and shares voting and investment power. Mr. Daly disclaims beneficial ownership of such shares, except to the extent of the 3,275 shares as to which he holds a pecuniary interest. Mr. Tadler disclaims beneficial ownership of such shares, except to the extent of the 3,275 shares as to which he holds a pecuniary interest. The 26,000 shares are included in the 1,685,000 shares described in note (10) below, and do not include any shares beneficially owned by Advent VII, L.P., Advent Atlantic & Pacific II, Limited Partnership, Advent Industrial II, L.P. or Advent New York, L.P., of which each of Mr. Daly and Mr. Tadler disclaims beneficial ownership. The address for Mr. Daly is 85 Oak Street, Weston, Massachusetts 02493. The business address for Mr. Tadler is 125 High Street, Suite 2500, Boston, Massachusetts 02110.

(6)	Although neither Mr. Daly nor Mr. Tadler is a selling stockholder, each of their respective beneficial ownership will decrease in the amount of shares sold by TA Venture Investors, L.P. See note (5).

(7)	The business address for Mr. Duggin is 985 Old Eagle School Road, Suite 504, Wayne, Pennsylvania 19087.

(8)	Excludes shares for which Mr. Daly and Mr. Tadler share voting and investment power. See note (5).

(9)	Includes 2,876,750 shares held with Anthony Welters as tenants-in-common. Also includes (i) 392,000 shares held by the An-Bryce Foundation, for which Mrs. Welters, Mr. Welters and Mr. Rios serve as directors, and (ii) 249,000 shares held by the Trust for Bryant A. Welters and 249,000 shares held by the Trust for Andrew V. Welters, for each of which Mrs. Welters serves as co-trustee with Mr. Rios. Mrs. Welters shares voting and investment power with respect to the shares held by the An-Bryce Foundation, the Trust for Bryant A. Welters and the Trust for Andrew V. Welters, but she disclaims beneficial ownership of these shares. The business address for Mrs. Welters is 8045 Leesburg Pike, Suite 650, Vienna, Virginia 22182.

(10)	TA Associates, Inc. beneficially owns 1,008,000 shares held by Advent VII L.P., 385,750 shares held by Advent Atlantic & Pacific II, Limited Partnership, 126,000 shares held by Advent New York, L.P., 139,250 shares held by Advent Industrial II, L.P. and 26,000 shares held by TA Venture Investors, L.P. The general partner of Advent VII, L.P. is TA Associates VII, L.P. The general partner of each Advent New York, L.P. and Advent Industrial II, L.P. is TA Associates VI, L.P. The general partner of Advent Atlantic and Pacific II, Limited Partnership is TA Associates AAP II Partners, L.P. The general partner of each of TA Associates VII, L.P., TA Associates VI, L.P. and TA Associates AAP II Partners, L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P. with respect to which it shares voting and investment power. The address for TA Associates, Inc., Advent VII L.P., Advent Atlantic & Pacific II, L.P., Advent New York, L.P., Advent Industrial II, L.P. and TA Venture Investors, L.P. is 125 High Street, Suite 2500, Boston, MA 02110.

(11)	Reflects the conversion of shares of convertible mandatorily redeemable preferred stock into 825,000 shares of common stock effective as of the closing of the offering. The ultimate parent corporation of CLE, Inc. is CNA Financial Corporation. The address for CLE, Inc. is CNA Plaza, 333 South Wabash, Chicago, Illinois 60685.

(12)	Chase Manhattan Bank, N.A. acts as trustee for First Plaza Group Trust at the direction of General Motors Investment Management Corporation. The address for First Plaza Trust Group is c/o Chase Manhattan Bank, 4 Chase MetroTech Center, 18th Floor, Brooklyn, New York 11245.

DESCRIPTION OF CAPITAL STOCK

      On the completion of this offering, we will be authorized to issue 60,000,000 shares of common stock and 10,000,000 shares of preferred stock. Shares of each class have a par value of $0.01 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our amended and restated bylaws and certificate of incorporation, as well as the Delaware General Corporation Law, or DGCL.

Common Stock

      As of February 28, 2002, and following the reclassification of our series A and Series B common stock into a single class of common stock, there were 22,210,000 shares of common stock outstanding, which were held of record by approximately 22 stockholders. An additional 825,000 shares of common stock will be issued to one stockholder at the time of the effectiveness of this offering as the result of the conversion of our outstanding convertible mandatorily redeemable preferred stock.

      Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors in accordance with the procedure set forth below. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

      The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

      As of February 28, 2002, there were outstanding shares of convertible mandatorily redeemable preferred stock convertible into 825,000 shares of common stock, which were held of record by one stockholder. At the closing of this offering all of our outstanding convertible mandatorily redeemable preferred stock will be converted into shares of our common stock. Following this offering, there will be no preferred stock outstanding, and we have no current plans to issue any shares of preferred stock.

      After this offering, the board of directors will have the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock,

•	diluting the voting power of the common stock,

•	impairing the liquidation rights of the common stock, or

•	delaying or preventing a change of control of AmeriChoice.

Anti-Takeover Provisions

      Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon closing of this offering, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

          Classified Board of Directors

      Our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

          Stockholder Action; Special Meeting of Stockholders

      Our amended and restated certificate of incorporation will eliminate the ability of stockholders to act by written consent. It will further provide that special meetings of our stockholders may be called only by any three members of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

          Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 days prior to the meeting of stockholders. However, in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

          Delaware Takeover Statute

      We will be subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, (1) the business combination or the transaction in which the person became an interested stockholder is approved in advance by our board of directors, (2) the interested stockholder acquired 85% or more of our outstanding voting stock in the same transaction that makes it an interested stockholder, or (3) at or after the date the person becomes an interested stockholder, the business combination is approved by our board of directors and by the holders of at least two-thirds of our outstanding voting stock at an annual or special meeting, excluding the shares owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

Our Rights Plan

      On February 20, 2002, our board of directors authorized us to enter into a rights agreement. Under the rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

      Each stockholder right will initially entitle the holder to purchase one one-thousandth of a share of our Series A junior participating preferred stock at an exercise price of $75.00, subject to adjustment. The stockholder rights will separate from the common stock and be exercisable upon the earlier of:

•	ten days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, which person or group is referred to as an “acquiring person,” and

•	ten business days after a person or group commences, or announces its intention to make, a tender or exchange offer, or such later date as may be determined by our board of directors, the consummation of which would result in the person or group becoming an acquiring person.

      The term acquiring person expressly excludes Messrs. Welters, Sweely and Rios, and their affiliates and heirs, unless any of the investors and his affiliates and heirs beneficially own 30% or more of our outstanding common stock in the aggregate.

      If any person or group becomes an acquiring person, each holder of a stockholder right will have the right to receive upon exercise a number of shares of our common stock having a market value of twice the exercise price, subject to certain exceptions. Stockholder rights beneficially owned by an acquiring person will automatically become void. In addition, if after any person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earning power are sold or otherwise transferred, each holder of a stockholder right will have the right to receive upon exercise a number shares of common stock of the acquiring person having a market value equal to twice the exercise price.

      Our rights plan will also permit our board of directors to:

•	exchange the stockholder rights, in whole or in part, at any time after a person or group becomes an acquiring person and before the acquiring person acquires 50% or more of the outstanding shares of our common stock, at an exchange ratio of one share of common stock, or one one-thousandth of a share of preferred stock, per right, subject to adjustment;

•	redeem the stockholder rights, in whole, but not in part, for $0.001 per right at any time until the 10th business day after the first public announcement of a person or group becoming an acquiring person;

•	reinstate the redemption rights, if prior to completion of certain recapitalizations, mergers or other business combinations, an acquiring person reduces its beneficial ownership to less than 15% of the outstanding shares of our common stock in transactions that do not involve us; and

•	amend the terms of our rights plan without the consent of the holders of the stockholder rights under certain circumstances, except that once a person or group becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

      Until a stockholder right is exercised, the holder of a right will not have any rights of a stockholder of our company, including the right to vote or receive dividends. Upon exercise, each share of preferred stock will be entitled to a minimum preferential dividend of 1,000 times any dividend declared on a share of common stock. In the event of liquidation of our company, the holders of the preferred shares will be entitled to a preferential liquidation payment equal to 1,000 times the payment made per share of common stock. Each share of preferred stock will have 1,000 votes, voting together with the common stock, plus accrued and unpaid dividends. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount received per share of common stock.

      The stockholder rights will be protected by customary antidilution provisions. The stockholder rights expire on February 20, 2012 unless we earlier redeem or exchange the rights.

      Our rights plan is intended to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt to take over our company. Our rights plan is not intended to prevent, nor will it prevent, a takeover. However, the rights plan may render an unsolicited takeover attempt more difficult or less likely to occur, even though a takeover attempt could offer our stockholders an opportunity to sell their shares at a price above the prevailing market price or could be favored by a majority of our stockholders.

Authorized but Unissued Shares

      Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AmeriChoice by means of a proxy contest, tender offer, merger or otherwise.

Amendments

      The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation provides that as long as any shares of preferred stock are outstanding, we may not amend, waive, repeal or add any provisions of or to the certificate of incorporation without the approval of at least a majority (or more if required by law) of the then outstanding shares of preferred stock. Our bylaws provide that the board of directors has the power to alter, amend or repeal the bylaws or adopt new bylaws, but that any such bylaws adopted by the board of directors may be altered, amended or repealed by the stockholders. The stockholders may prescribe that any bylaws adopted by them shall not be altered, amended or repealed by the board of directors.

Transfer Agent Registrar

      The transfer agent and registrar for our common stock is .

Listing

      We expect our common stock to be approved for listing on The Nasdaq Stock Market’s National Market under the symbol “AMCH.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices. Furthermore, as described below,                           shares of common stock currently outstanding will be available for sale after the expiration of contractual restrictions on resale with us and/or the underwriters. Sales of substantial amounts of our common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

      Upon completion of this offering, we will have outstanding                 shares of common stock (or                 shares if the underwriters’ over-allotment option is exercised in full), assuming no exercise of outstanding options. Of these shares, the                    shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as this term is defined in the Securities Act which shares will be subject to the limitation of Rule 144 of the Securities Act. Subject to certain contractual limitations, holders of restricted shares will be entitled to sell these shares in the public securities market without registration if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

      Based on shares outstanding as of                     , 2002, the remaining shares will become eligible for public sale as follows:

Number of Shares	Date

After completion of this offering, (a) freely tradable shares sold in this offering and (b) shares eligible for sale in the public market under Rule 144(k) that are not subject to 180-day lock-up agreements

180 days after the date of this prospectus, the 180-day lock-up will be released, and these shares will be eligible for sale in the public market under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k)

180 days after the date of this prospectus, restricted securities that have been held for less than one year and are not eligible for sale in the public market under Rule 144

Lock-Up Agreements with the Underwriters

      We and our directors, executive officers, all of our existing stockholders and selected option holders have entered into signed lock-up agreements pursuant to which we and our directors, executive offers and such holders of stock have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Banc of America Securities LLC and USB Warburg LLC for a period of 180 days after the date of this prospectus.

Rule 144

      In general, Rule 144 of the Securities Act has the effect that, beginning 90 days after the date of this prospectus, a person who has beneficially owned our shares for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding, or

•	the average weekly trading volume of the common stock on The Nasdaq Stock Market’s National Market during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner which was not an affiliate), is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k)” shares may be sold immediately on completion of this offering.

Registration Rights

      Pursuant to an amended and restated shareholders’ agreement dated May 2, 1995, the existing holders of our common stock are entitled to require us under certain circumstances to register their shares under the Securities Act. The holders have agreed with us not to exercise such rights for a period of 180 days after the date of this prospectus. Thereafter, if we propose to register any of our securities under the Securities Act for our account, other than for employee benefit plans and business acquisitions or corporate restructurings, the holders of the registration rights are entitled to written notice of the registration and to include their shares of common stock in the registration. In addition, after the 180-day period, holders of greater than one-third of the shares of common stock entitled to registration rights may, on up to two occasions, require us to register their shares of common stock under the Securities Act, and we are required to use our commercially reasonable best efforts to effect any such registration. In addition, after the 180-day period, if we become eligible under the Securities Act to register our common stock on Form S-3, holders of greater than one-tenth of the shares of common stock entitled to registration rights may require us to register their shares of common stock under the Securities Act, and we are required to use our commercially reasonable best efforts to effect any such registration. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration. We have the right to defer the filing of any registration statement for up to 180 days (90 days in the case of a Form S-3 registration request) if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are responsible for paying the expense of any registration pursuant to the agreement, other than any underwriters’ discounts and commissions. The holders of shares of our common stock entitled to registration rights under the agreement have agreed to a 180-day “lock-up” with respect to their shares, as described in “— Lock-Up Agreements with the Underwriters” above.

Stock Options

      Immediately after this offering, we intend to file one or more registration statements, on Form S-8 under the Securities Act, to register shares of common stock which have been reserved for issuance under our equity compensation plans. As of February 28, 2002, options to purchase 1,770,500 shares of our common stock were issued and outstanding. If there is full participation in our tender offer to purchase vested options from our option holders, following the closing of the offer, we will have outstanding options to purchase 1,551,500 shares of our common stock.

      The registration statement on Form S-8 is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under registration statements on Form S-8 will be available for sale in the open market immediately after the expiration of any applicable 180-day lock-up agreements, except to the extent the shares remain subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates.

UNDERWRITING

      We are offering the shares of stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and UBS Warburg LLC are acting as joint book-running managers of the offering and together with Thomas Weisel Partners LLC are acting as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number
Underwriter	of Shares

Banc of America Securities LLC
UBS Warburg LLC
Thomas Weisel Partners LLC

Total

      The underwriters initially propose to offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow some dealers a concession of no more than $          per share. The underwriters may also allow, and any dealer may reallow, a concession of not more than $          per share to some other dealers. If all the shares are not sold at the initial public offering price the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the right to reject orders in whole or in part.

      The underwriters have an option to buy up to                     additional shares from the institutional selling stockholders listed on page 64 of this prospectus to cover sales of shares by the underwriters which exceed the number of shares specified in the table above at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is           % of the initial public offering price. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

Paid by AmeriChoice

	No Exercise	Full Exercise

Per share
Total

Paid by the Institutional
Selling Stockholders

	No Exercise	Full Exercise

Per share
Total
Total

      In addition, we estimate that our share of total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

      We and our directors, executive officers, all of our existing stockholders and selected option holders have entered into lock-up agreements with the underwriters pursuant to which we and those holders of stock and options have agreed not to sell, directly or indirectly, any shares of common stock without the prior written consent of Banc of America Securities LLC and UBS Warburg LLC for a period of 180 days after the date of this prospectus. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our stock plans without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      We will apply to list our common stock on The Nasdaq National Market under the symbol “AMCH.”

      We will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments which the underwriters may be required to make in respect of those liabilities.

      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

      These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by this prospectus.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. Among the factors considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete,

•	the past and present financial performance of our company,

•	an assessment of our management,

•	the present state of our development,

•	the prospects for our future earnings,

•	the prevailing market conditions of the applicable United States securities market at the time of this offering,

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company, and

•	other factors deemed relevant.

      The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      Bank of America, N.A. acts as the administrative agent and collateral agent on behalf of the other lenders, and Banc of America Securities LLC acted as arranger, in connection with our existing credit facility. As of February 28, 2002, we received commitment letters for a new revolving loan facility in an aggregate principal amount of $75.0 million, including the commitment of Bank of America, N.A. to provide up to $30.0 million of the new revolving loan facility. We have also received the commitment of Banc of America Securities LLC to act as sole arranger for the new revolving loan facility and to form a syndicate of financial institutions and institutional lenders for the new revolving loan facility.

      Because affiliates of Banc of America Securities LLC may receive in excess of 10% of the proceeds in the offering in connection with our payment of all amounts outstanding under our term loan and revolving loan facilities, the offering is being conducted in accordance with Rule 2710(c)(8) and 2720 of the NASD Conduct Rules. These rules require that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. UBS Warburg LLC is serving that capacity and has conducted due diligence and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The initial public offering price is not higher than the price recommended by UBS Warburg LLC.

      The underwriters, at our request, have reserved for sale to our employees, family members of employees, business associates and other third parties at the initial public offering price up to five percent of the shares being offered by this prospectus. The sale of shares to our employees and affiliates will be made by UBS PaineWebber, Inc. We do not know if our employees or affiliates will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Reserved shares purchased by our employees and affiliates will not be subject to a lock-up except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to three-month lock-ups if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by King & Spalding, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

EXPERTS

      The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. Such consolidated financial statements and financial statement schedule have been included herein and elsewhere in the registration statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about AmeriChoice and the common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules filed as a part of the registration statement. Descriptions of contracts or other documents referred to in this prospectus are not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, you should review that contract or document. You should be aware that when we discuss these contracts or documents in the prospectus we are assuming that you will read the exhibits to the registration statement for a more complete understanding of the contract or document. The registration statement and its exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and the SEC’s regional offices located at 175 W. Jackson Boulevard, Chicago, Illinois, 60604 and 233 Broadway, New York, New York, 10279. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, or by calling the SEC at 1-800-SEC-0330, at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as AmeriChoice, that make electronic filings with the SEC.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, our website and the website of the SEC referred to above.

      We will apply to have our common stock approved for listing on The Nasdaq Stock Market’s National Market. When approved, reports, proxy statements and other information concerning us will be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

AMERICHOICE CORPORATION

INDEPENDENT AUDITORS’ REPORT

“Board of Directors and Shareholders
AmeriChoice Corporation
Vienna, Virginia

      We have audited the accompanying consolidated balance sheets of AmeriChoice Corporation and subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania
February 22, 2002
(March      , 2002 as to Note 19)”

      The accompanying consolidated financial statements give effect to the conversion of each outstanding share of Series A common stock and Series B common stock into shares of common stock in February 2002 and (i) increase in the aggregate number of shares the Company has authorized to 70,000,000 shares, consisting of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock and (ii) the completion of the stock split to be effected in the form of a stock dividend on the outstanding shares of common stock in the amount of 249 shares of common stock for each share of common stock outstanding payable immediately prior to the registration statement becoming effective. The above report is in the form which will be furnished by Deloitte & Touche upon completion of the stock split of the Company’s outstanding common stock described in Note 19 to the consolidated financial statements and assuming that from February 22, 2002 to the date of such completion no other material events have occurred that would affect that accompanying consolidated financial statements or required disclosure therein.

Deloitte & Touche
March      , 2002

AMERICHOICE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2000 and 2001
(In Thousands, Except Share Data)

			Pro Forma
			2001
	2000	2001	(See Note 2)

ASSETS
Current assets:
Cash and cash equivalents	$48,872	$29,355	$29,555
Accounts receivable, net of allowance of $459 and $18, respectively	13,136	26,668	26,668
Deferred income taxes	417	102	102
Prepaid expenses and other current assets	11,439	8,704	8,704

Total current assets	73,864	64,829	65,029

Property and equipment, net of accumulated depreciation of $13,589 and $17,151, respectively	11,578	15,945	15,945

Goodwill, net of accumulated amortization of $19,436 and $23,545, respectively	68,670	78,721	78,721

Other assets:
Other intangibles, net of accumulated amortization of $5,836 and $7,064, respectively	1,740	15,256	15,256
Long-term investments	71,471	142,863	142,863
Deferred income taxes	252	776	776
Other long-term assets	384	443	443

Total other assets	73,847	159,338	159,338

Total assets	$227,959	$318,833	$319,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued claims payable	$67,082	$118,310	$118,310
Dividends payable	396	396	396
Accounts payable and accrued expenses	16,667	21,888	21,888
Current portion of long-term debt	22,000	10,000	10,000
Accrued income taxes	2,243	3,182	3,182

Total current liabilities	108,388	153,776	153,776

Noncurrent liabilities:
Long-term debt		30,000	60,500
Other long-term liabilities	1,837	2,308	2,308

Total noncurrent liabilities	1,837	32,308	62,808

Total liabilities	110,225	186,084	216,584

Commitments and contingencies
Convertible mandatorily redeemable Preferred Stock	3,300	3,300

Shareholders’ equity (See Note 19):
Common stock, $.01 par value, authorized 60,000,000 shares; issued and outstanding, 24,981,250 in 2000 and 24,106,250 in 2001 (pro forma 23,035,000)	250	241	230
Preferred Stock, $.01 par value, authorized 10,000,000 shares; issued and outstanding, 0 in 2000 and 2001
Additional paid-in capital	62,863	62,872	66,183
Treasury stock, at cost, 875,000 shares in 2001 (pro forma 2,771,250)		(14,999)	(45,299)
Accumulated other comprehensive income, net of tax	474	185	185
Retained earnings	50,847	81,150	81,150

Total shareholders’ equity	114,434	129,449	102,449

Total liabilities and shareholders’ equity	$227,959	$318,833	$319,033

See notes to consolidated financial statements.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31, 1999, 2000, and 2001
(In Thousands, Except Per Share Data)

	1999	2000	2001

Revenues:
Premium revenue	$407,332	$444,847	$655,946
Investment income	4,968	7,199	8,155
Other income	12,000	13,280	11,672

Total revenues	424,300	465,326	675,773

Health benefits and other expenses:
Health benefits	303,388	331,391	517,111
General and administrative expenses	80,567	78,886	89,532
Interest expense	3,380	2,785	5,316
Depreciation and amortization expenses	9,393	9,655	10,229

Total health benefits and other expenses	396,728	422,717	622,188

Income before income taxes	27,572	42,609	53,585
Provision for income taxes	12,961	20,870	22,886

Income before Preferred Stock dividend	14,611	21,739	30,699
Dividend on convertible mandatorily redeemable Preferred Stock	(396)	(396)	(396)

Income from continuing operations	14,215	21,343	30,303

Discontinued operations (See Note 5):
Loss from discontinued operations — net	729
Loss on disposal from discontinued operations — net	3,174

Total discontinued operations	3,903

Net income	$10,312	$21,343	$30,303

Earnings per share — basic (See Note 19)
Income from continuing operations	$0.57	$0.85	$1.22
Net income	$0.41	$0.85	$1.22

Earnings per share — diluted (See Note 19)
Income from continuing operations	$0.57	$0.84	$1.18
Net income	$0.41	$0.84	$1.18

Average shares outstanding — basic	24,981,250	24,981,250	24,883,000
Average shares outstanding — diluted	25,806,250	25,907,000	25,930,500

See notes to the consolidated financial statements.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 1999, 2000, and 2001
(In Thousands, Except Share Data)

	Common Stock (See Note 20)						Accumulated
							Other
							Comprehensive
	Series A		Treasury		Additional		(Loss) Income,
					Paid-in	Retained	Net of Income
	Shares	Value	Shares	Value	Capital	Earnings	Taxes	Total

BALANCE, JANUARY 1, 1999	24,980,750	$250			$62,863	$19,192	$69	$82,374
Comprehensive income:
Income before preferred stock dividend						10,708		10,708
Dividend on convertible mandatorily redeemable preferred stock						(396)		(396)
Other comprehensive loss, net of income taxes — unrealized holding losses on investments arising during the year							(612)	(612)

Comprehensive income								9,700

BALANCE, DECEMBER 31, 1999	24,980,750	250			62,863	29,504	(543)	92,074
Comprehensive income:
Income before preferred stock dividend						21,739		21,739
Dividend on convertible mandatorily redeemable preferred stock						(396)		(396)
Other comprehensive income, net of income taxes — unrealized holding gains on investments arising during the year							1,017	1,017

Comprehensive income								22,360

BALANCE, DECEMBER 31, 2000	24,980,750	250			62,863	50,847	474	114,434
Treasury stock purchased	(875,000)	(9)	875,000	$(14,999)	9			(14,999)
Shares converted
Comprehensive income:
Income before preferred stock dividend						30,699		30,699
Dividend on convertible mandatorily redeemable preferred stock						(396)		(396)
Other comprehensive loss, net of income taxes — unrealized holding losses on investments arising during the year							(289)	(289)

Comprehensive income								30,014

BALANCE, DECEMBER 31, 2001	24,105,750	$241	875,000	$(14,999)	$62,872	$81,150	$185	$129,449

See notes to consolidated financial statements.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 1999, 2000, and 2001
(In Thousands)

	1999	2000	2001

Operating activities:
Net income	$10,312	$21,343	$30,303
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,131	9,655	10,229
Amortization of loan fees	404	405	632
Amortization of discount on investments	242	88	16
Write down of goodwill and other assets of discontinued operations	1,928
Loss on disposal of assets	245	1	86
Loss (gain) on sale of investments	(108)	716	(53)
Deferred income taxes	(2,809)	2,493	(210)
Dividend on convertible preferred stock	396	396	396
Changes in operating assets and liabilities which provided (used) cash:
Accounts receivable	8,999	(297)	(13,532)
Prepaid expenses and other current assets	(1,582)	772	2,735
Other long-term assets	(42)	168	(59)
Accrued claims payable	12,421	(13,946)	51,228
Accounts payable and accrued expenses	4,584	(3,095)	5,221
Accrued income taxes	1,877	(3,495)	939
Other liabilities	746	1,414	1,221

Net cash provided by operating activities	45,744	16,618	89,152

Investing activities:
Purchase of property and equipment	(4,046)	(3,646)	(7,929)
Proceeds from sale of property and equipment	281	1
Purchase of investments	(55,491)	(70,936)	(174,782)
Proceeds from sale of investments	25,634	57,424	103,139
Acquisitions of health plan memberships	(435)		(29,600)

Net cash used in investing activities	(34,057)	(17,157)	(109,172)

Financing activities:
Proceeds from long term borrowings	6,000		45,000
Principal payments on long-term debt	(8,000)	(8,000)	(27,000)
Purchase of treasury stock			(14,999)
Debt issuance costs			(1,044)
Principal payments on capital leases	(783)	(1,112)	(1,058)
Dividend on convertible redeemable preferred stock	(396)	(396)	(396)

Net cash (used in) provided by financing activities	(3,179)	(9,508)	503

Net increase (decrease) in cash and cash equivalents	8,508	(10,047)	(19,517)
Cash and cash equivalents, beginning of year	50,411	58,919	48,872

Cash and cash equivalents, end of year	$58,919	$48,872	$29,355

Supplemental disclosures of cash flow information:
Cash paid during year for:
Interest	$2,244	$2,680	$3,092

Income taxes	$7,871	$16,322	$23,647

Supplemental disclosure of noncash financing activity —
Capital lease obligations incurred	$992	$246	$17

See notes to consolidated financial statements.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Years Ended December 31, 1999, 2000 and 2001

1.  Organization and Business

      AmeriChoice Corporation (“AmeriChoice”) was incorporated in the State of Delaware on December 30, 1994. AmeriChoice and subsidiaries (the “Company”) provide comprehensive health services to Medicaid, Medicare, and Children’s Health Insurance Program (“CHIP”) recipients in the states of New Jersey, New York and Pennsylvania. These services are provided through AmeriChoice’s three Health Maintenance Organization (“HMO”) subsidiaries: AmeriChoice of New Jersey, Inc. (“ACNJ”), AmeriChoice of New York, Inc. (“ACNY”) and AmeriChoice of Pennsylvania, Inc. (“ACPA”). AmeriChoice also holds 80% of the outstanding common stock of Information Network Corporation (“INC”), which is a provider of health care management information systems for certain subsidiaries of the Company and other unrelated health plans.

      ACNJ is wholly owned by AmeriChoice. ACNJ has a contract with the State of New Jersey, Division of Medical Assistance and Health Services, to provide health care services to Medicaid, CHIP and NJ FamilyCare (a program for uninsured adults) beneficiaries in New Jersey. The current contract is effective through June 30, 2002 and is subject to annual renewal provisions thereafter. Beginning in 2000, ACNJ also began serving Medicare beneficiaries in New Jersey under a contract with the Centers for Medicare and Medicaid Services (“CMS”). The CMS contract is subject to annual renewal provisions. The renewal for the year ending December 31, 2002 has been executed.

      ACNY is wholly owned by AmeriChoice. ACNY has a contract with the City of New York, Department of Health, Division of Health Care Access, to provide health care services to Medicaid recipients in the City of New York. The contract was renewed on October 1, 2001 and is effective through September 30, 2003. Beginning in 2001, ACNY contracted with the State of New York, Department of Health (“State”) to begin serving beneficiaries of the State’s Family Health Plus Program (“FHPP”). The FHPP business is scheduled to begin in March 2002. The FHPP business is effective through September 30, 2003 and is renewable for one additional two-year period and a subsequent one-year period subject to the approval of the State and ACNY. Beginning in 2000, ACNY contracted with the State to begin serving beneficiaries of the State’s CHIP. This contract extends through December 31, 2002. In addition, beginning in 2000, ACNY began serving Medicare beneficiaries in New York City under a contract with CMS. The CMS contract is subject to annual renewal provisions. The renewal for the year ending December 31, 2002 has been executed.

      ACPA is wholly owned by AmeriChoice. ACPA has a contract with the Commonwealth of Pennsylvania, Department of Public Welfare (the “Department”) to provide managed care services under the HealthChoices Physical Health Program. In 1997, ACPA was also awarded the contract to provide behavioral health managed care services to Medicaid recipients in three counties in the Philadelphia area under the HealthChoices Behavioral Health Program (“Behavioral Health Contract”). The services to be provided under the Behavioral Health Contract were subcontracted by ACPA to AmeriChoice Behavioral Healthcare, Inc. (“ABH”), a wholly owned subsidiary of AmeriChoice. The Behavioral Health Contract was terminated effective December 31, 1999. (See Note 5.) In February 2001, ACPA was notified by the Department that the Health Choices Physical Health Program contract was renewed effective October 1, 2001 through December 31, 2006 and an additional three-year renewal option. Beginning in 1999, ACPA contracted with the Pennsylvania Department of Insurance to begin serving beneficiaries of the State’s CHIP. This contract extends through August 31, 2002. In addition, beginning in 2000, ACPA began serving Medicare beneficiaries in the Philadelphia area under a contract with CMS. The CMS contract is subject to annual renewal provisions. The renewal for the year ending December 31, 2002 has been executed.

      Substantially all of the Company’s revenue is derived from the aforementioned contracts.

      The Company’s operating locations have been aggregated into a single reportable segment since they have similar economic characteristics, contracts, types of members, and services.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.  Summary of Significant Accounting Policies

      Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Interests of other investors in the Company’s majority owned subsidiaries are accounted for as minority interests and are included in other long-term liabilities for financial reporting purposes.

      Cash and Cash Equivalents — The Company considers all highly liquid securities with original maturities of three months or less when purchased to be cash equivalents.

      Investments — The Company has categorized its investment portfolio as “available-for-sale” and has reported the portfolio at fair value, with net unrealized gains and losses, net of tax, as a separate component of accumulated other comprehensive income. Gross realized gains and losses are calculated based upon the specific cost of the investments sold and are recognized in investment income.

      Fair Value of Financial Instruments — The estimated fair values of the Company’s financial instruments have been determined by the Company using appropriate market information and valuation methodologies. The convertible mandatorily redeemable preferred stock does not have a market and it is not practicable to estimate its fair value.

      Property and Equipment — Equipment, furniture and fixtures, and leasehold improvements are recorded at cost. Depreciation is taken on equipment, furniture and fixtures based on the straight-line method over the estimated useful life of the assets, which range from three to seven years. Leasehold improvements, as well as any leased assets, are amortized on a straight-line basis over the terms of the related leases.

      Software — Software is stated at cost and in accordance with Statement of Position 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use. Software is amortized over its estimated useful life of 3-10 years on a straight-line basis.

      Goodwill — Goodwill is being amortized on a straight-line basis over the expected periods of benefit, which range from 15 to 32 years. Amortization expense related to goodwill was $4.7 million for the year ended December 31, 1999 and $4.1 million for both years ended December 31, 2000 and 2001. Effective January 1, 2002, goodwill will be accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. (See New Accounting Pronouncements.)

      The Company analyzes the carrying value of its recorded goodwill annually or when certain facts or circumstances indicate that the carrying value may be impaired. The review includes an assessment of cash flow projections and other factors the Company believes are relevant. The Company has concluded that there is no impairment to the carrying value of its recorded goodwill as of December 31, 2000 and 2001.

      Other Intangible Assets — Other intangible assets consist of member lists and other intangibles purchased through acquisitions. Member lists are being amortized on a discounted cash flow basis over the expected periods of benefit, which is 15 years. Other intangibles include internally developed software, and employment agreements and workforce purchased through acquisitions. These intangibles are amortized on a straight-line basis over the expected periods of benefit, which range from 3 to 5 years. Amortization expense related to other intangibles was $1.6 million, $2.1 million and $2.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      The Company analyzes the carrying value of its recorded intangible assets and its other long-lived assets annually or when certain facts or circumstances indicate that the carrying value may be impaired. The review includes an assessment of cash flow projections and other factors the Company believes are relevant. The Company has concluded that there is no impairment to the carrying value of its recorded long-lived assets as of December 31, 2000 and 2001.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Revenue — Medicaid premium revenue is recorded based upon monthly capitation rates by assistance category under the terms of the contracts. Medicaid maternity revenue is recorded at a case rate under the terms of the contracts. HIV revenue generated in ACNJ is recorded at a case rate under the terms of the contract with the State of New Jersey, Division of Medical Assistance. HIV revenue generated in ACPA is recorded based on a pro-rata distribution from the Department. Medicare revenue is recorded based on capitation determined by demographic and Diagnostic Related Group rates.

      Other income is derived from contracts to provide management services, information systems and claims processing services for unaffiliated health care entities.

      Health Benefits — Health benefits, including hospital inpatient services, pharmacy, primary care physician and dental services are recorded as expenses in the period in which services are provided and are based on actual paid claims plus an estimate for incurred but not reported claims. Inpatient hospitalization claims are paid primarily on a per diem basis or case rate basis. Primary care physicians and pharmacy services are paid primarily on a capitation basis. Network specialists are paid at contracted service rates. Pharmacy benefits are paid through a third-party pharmacy benefits manager.

      Income Taxes — The Company records income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method of accounting, deferred income taxes reflect the net tax effects of “temporary differences” between the carrying amounts of assets and liabilities for financial reporting purposes and the tax amounts used for income tax purposes utilizing the enacted statutory tax rate applicable to future years. The Company files a consolidated tax return for the Company and its wholly owned consolidated subsidiaries.

      Management’s Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and may differ from actual results.

      Comprehensive Income — The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income. Total comprehensive income (loss) includes net income (loss) and unrealized investment holding gains (losses) arising during the periods presented.

      New Accounting Pronouncements — In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. In addition, goodwill related to acquisitions after June 30, 2001 shall not be amortized (See Note 3). The Company is required to adopt SFAS Nos. 141 and 142 in its fiscal year 2002. The Company has not completed the process of evaluating the impact that will result from adopting these pronouncements and is therefore unable to disclose the impact that adopting these statements will have on its financial position and results of operations when such statement is adopted.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133, is effective beginning January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

value on the balance sheet. The initial adoption of SFAS No. 133 and No. 138 in the current year did not result in a material impact on the Company’s consolidated financial position or results of operations.

      Reclassifications — Certain prior year amounts have been reclassified to conform to the current year’s presentation.

      Pro Forma Information — The pro forma disclosure on the balance sheet shows the impact of the conversion of 825,000 shares of preferred stock into common stock (see Note 11), as well as the effect of the Company borrowing $30.5 million under the revolving loan facility to purchase 1,896,250 shares of common stock for $30.3 million (see Note 20). The pro forma earnings per share — basic for the year ended December 31, 2001 would be $1.29 per share.

3.  Acquisitions

      On April 16, 2001, the Company’s New Jersey subsidiary entered into an asset purchase agreement with Aetna U.S. Healthcare, Inc. (NJ) (“Aetna”). Under the terms of the agreement, which took effect on August 1, 2001, ACNJ acquired Aetna’s Medicaid and NJ FamilyCare business in New Jersey for approximately $20.2 million in cash. ACNJ assumed no liabilities in this transaction. The agreement covers approximately 113,000 Medicaid beneficiaries and members of the New Jersey FamilyCare program for uninsured children and adults. Based on a valuation performed by the Company, the total purchase price was allocated to the membership list, $9.2 million, and to goodwill, $11.0 million. The membership list has an estimated useful life of 15 years and is being amortized on a discounted cash flow basis. In accordance with SFAS No. 142, no amortization of goodwill for this transaction was recorded in 2001.

      On July 12, 2001, the Company’s Pennsylvania subsidiary entered into an asset purchase agreement with HRM Health Plan (PA), Inc. (“HRM”). Under the terms of the agreement, which took effect on August 1, 2001, ACPA acquired HRM’s rights to its contract for its Medicaid business in the five-county Southeastern Pennsylvania area for approximately $9.4 million. ACPA assumed no liabilities in this transaction. The agreement covers approximately 45,000 Medicaid beneficiaries. Based on a valuation performed by the Company, the total purchase price was allocated to the membership list, $6.3 million, and to goodwill, $3.1 million. The membership list has an estimated useful life of 15 years and is being amortized on a discounted cash flow basis. In accordance with SFAS No. 142, no amortization of goodwill for this transaction was recorded in 2001.

      The following unaudited pro forma consolidated results of operations for the years ended December 31, 2000 and 2001 assume the Aetna and HRM acquisitions occurred January 1, 2000 and 2001 (in thousands, except per share data):

	2000	2001

Total revenues	$741,840	$837,073
Net income	17,487	28,054
Earnings per share:
Basic	0.70	1.13
Diluted	0.69	1.10

      The amounts are based upon certain assumptions and estimates, and do not reflect any benefit which might be achieved if the acquired membership utilized the Company’s managed care network and programs. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future operations.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

4.  Property and Equipment

      A summary of property and equipment as of December 31, 2000 and 2001 is as follows:

	2000	2001

	(In thousands)
Equipment, furniture and fixtures	$17,586	$25,189
Leasehold improvements	2,275	2,460
Capitalized lease	5,306	5,447

Total	25,167	33,096
Less accumulated depreciation	13,589	17,151

Property and equipment, net	$11,578	$15,945

      Depreciation expense amounted to $3.1 million in 1999 and $3.5 million for 2000 and 2001.

5.  Discontinued Operations

      On September 7, 1999, the Company formally communicated its termination of the HealthChoices Behavioral Health Contracts to the three Counties in which such services were provided. Each of the Counties accepted the termination of the contract to be effective December 31, 1999, as such, the Company would be responsible for claims incurred through December 31, 1999.

      As a result of the termination of the HealthChoices Behavioral Health Contracts, the Company adopted a formal plan to discontinue the operations of ABH. As a result, the assets of ABH were adjusted to reflect their net realizable value, which resulted in a write-down of $3 million, including $1.7 million related to goodwill. An accrued liability for the remaining operating costs of ABH was also recorded in the amount of $1.7 million. These amounts are reflected as $3.2 million, net of $1.5 million of taxes, in the consolidated statements of income under loss on disposal from discontinued operations for the year ended December 31, 1999. In addition, ACPA and ABH wrote off an intercompany receivable and payable, respectively of $4.5 million related to operating advances at December 31, 1999.

6.  Investments

      Investments at December 31, 2000 and 2001 were as follows (in thousands):

	2000

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available for sale:
Government agency bonds	$70,780	$484	$(14)	$71,250
Other	29	192		221

Total investments	$70,809	$676	$(14)	$71,471

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available for sale:
Government agency bonds	$142,558	$1,089	$(1,025)	$142,622
Other	122	119		241

Total investments	$142,680	$1,208	$(1,025)	$142,863

      The amortized cost and fair value of investments at December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

	(In thousands)
Due in one year or less	$1,039	$1,048
Due in one year through five years	133,519	133,584
Due in five years through ten years	8,000	7,990

Total investments	$142,558	$142,622

      Proceeds from the sale of investments classified as “available for sale” investments during 1999, 2000 and 2001 were $25.6 million, $57.4 million and $103.1 million, respectively. Investment gains (losses) of approximately $0.1 million, ($0.7) million and $0.1 million were realized on these sales for the years ended December 31, 1999, 2000 and 2001, respectively.

      The net change in the unrealized gains (losses) on investments classified as “available for sale” included as a component of accumulated other comprehensive income was ($0.6) million, $1 million and ($0.3) million for the years ended December 31, 1999, 2000 and 2001, respectively.

7.  Accrued Claims Payable

      Activity in the liability for accrued claims payable for the years ended December 31, 2000 and 2001 is summarized as follows:

	2000	2001

	(In thousands)
Balance, beginning of period	$81,028	$67,082

Incurred related to:
Current period	320,530	502,011
Prior periods	(1,589)	3,273

Total incurred	318,941	505,284

Paid related to:
Current period	269,749	400,193
Prior periods	63,138	53,863

Total paid	332,887	454,056

Balance, end of period	$67,082	$118,310

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Health benefits for prior years decreased in 2000 by $1.6 million because of lower than anticipated claims costs and favorable utilization trends. Health benefits for prior years increased in 2001 by $3.3 million due to claims settlements.

      The liability for accrued claims payable includes management’s estimate of amounts required to settle known claims, claims which are in the process of adjudication and claims incurred but not reported.

      Adjustments for pharmacy rebate receivables and health services expenses in the amounts of $12.5 million and $11.8 million in 2000 and 2001, respectively, are included in health benefits on the consolidated statements of income.

8.  Long-Term Debt

      Long-term debt outstanding as of December 31, 2000 and 2001 consisted of the following:

	2000	2001

	(In thousands)
Credit facility	$22,000	$40,000
Less current portion	22,000	10,000

Total long-term debt	$—	$30,000

      In November 1998, the Company entered into a $55 million syndicated credit agreement (the “Credit Agreement”). The Credit Agreement was amended and restated in May 2001. Under the terms of the amended Credit Agreement, the Company can borrow up to $70 million, upon approval, to refinance the then outstanding amounts under the Credit Agreement, to finance acquisitions, and to provide additional available working capital. The Credit Agreement consists of two parts, a $45 million term commitment (the “Term Commitment”) and a $25 million working capital commitment (the “Working Capital Commitment”). Any borrowings under the Term Commitment must have been made by December 31, 2001, and cannot be reborrowed once repaid. The Working Capital Commitment is effectively a revolving credit facility.

      Borrowings made under the Credit Agreement bear interest, at the Company’s choice, at the prime lending rate plus an applicable margin (“Prime Borrowings”) or at LIBOR plus an applicable margin (“LIBOR Borrowings”). For the period through November 14, 2001, Prime Borrowings bear interest at prime plus 1.25% and LIBOR Borrowings bear interest at LIBOR plus 2.25%. Thereafter, the margin on the Prime Borrowings ranges from 1.00% to 1.50% and the margin on the LIBOR Borrowings ranges from 2.00% to 2.50%, both depending on the Company’s debt coverage ratio, that is, ratio of debt to earnings before income taxes, depreciation and amortization (“EBITDA”). In addition, the Credit Agreement requires payment of a commitment fee on the unused portion of the Credit Agreement. The commitment fee is 0.425% through November 14, 2001, and varies, thereafter, from 0.375% to 0.5%, depending on the Company’s debt coverage ratio.

      All borrowings in 2001 were made under the Term Commitment. No additional borrowings are available under this portion of the Credit Agreement. No borrowings have been made under the Working Capital Commitment, although $4.9 million is reserved as collateral for lines of credit related to ACNJ and ABH (See Note 15).

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Credit Agreement requires quarterly principal repayments of $2.5 million with the remaining balance due at the termination date of the Credit Agreement, May 4, 2004. Aggregate maturities of long-term debt, as of December 31, 2001, are as follows (in thousands):

2002	$10,000
2003	10,000
2004	20,000

Total maturities	$40,000

      In conjunction with the execution of the Credit Agreement, the Company paid $1.0 million in origination fees, which are being amortized over the term of the Credit Agreement (36 months).

      Total interest expense related to debt and lease obligations was $3.4 million, $2.8 million and $3.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      The Credit Agreement required that the Company enter into interest rate hedge agreements to minimize the impact of increases in interest rates on this floating rate debt. Accordingly, in May 2001, the Company entered into an interest rate swap agreement with a bank. In the swap agreement, the Company agreed with the other party to exchange, at specific intervals, the difference between fixed and floating interest amounts calculated on an amortizing notional amount of $40 million. The differential to be paid or received on the interest rate swap agreement will be recognized as an adjustment to interest expense. The term of the swap agreement coincides with the remaining term of the Credit Agreement. As of December 31, 2001, the market value of the swap was ($1.0) million, which represents the amount the Company would have to pay the counter party to terminate these contracts as of that date. This amount was recorded as a component of interest expense on the consolidated statement of income for the year ended December 31, 2001.

      The Credit Agreement requires the Company to maintain financial covenants with respect to consolidated net worth, liquidity, debt to EBITDA, debt service, minimum statutory surplus and risk based capital requirements. The Company was in compliance with such covenants as of December 31, 2001. In addition, consent must be obtained by the Company from the lenders for mergers, reorganizations, sale of material assets, new encumbrances, dividends on other than preferred stock, sale of capital stock, and certain acquisitions and additional subsidiary formations.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

9.  Income Taxes

      The Company had a tax provision for the years ended December 31, 1999, 2000 and 2001 as follows:

	1999	2000	2001

	(In thousands)
Current:
Federal	$8,547	$13,316	$17,836
State and local	5,199	7,380	5,226

Total current	13,746	20,696	23,062

Deferred:
Federal	(2,084)	133	(44)
State and local	(563)	41	(132)

Total deferred	(2,647)	174	(176)

Provision for income taxes	11,099	20,870	22,886

Provision for income taxes attributable to discontinued operations	1,862

Provision for income tax from continuing operations	$12,961	$20,870	$22,886

      The reconciliation of taxes computed at the federal statutory tax rate for the years ended December 31, 1999, 2000 and 2001 to the provision for income taxes is as follows:

	1999	2000	2001

	(In thousands)
Provision for income taxes computed at the statutory tax rate (35%)	$7,634	$15,303	$18,755
Provision for state and local income taxes, net of federal benefit	2,817	4,824	3,311
Amortization of nondeductible goodwill	1,369	946	946
Tax-exempt income	(1,074)	(80)
Other nondeductible items	353	(123)	(126)

Provision for income taxes	11,099	20,870	22,886

Provision for income taxes attributable to discontinued operations	1,862

Provision for income tax from continuing operations	$12,961	$20,870	$22,886

      The net deferred taxes as of December 31, 2000 and 2001 include the following amounts of deferred tax assets and liabilities:

	2000	2001

	(In thousands)
Deferred tax assets	$3,000	$3,839
Deferred tax liabilities	(2,331)	(2,961)

	$669	$878

      The deferred tax assets primarily relate to the differences (book and tax) of fixed assets, intangibles, and book reserves. Deferred tax liabilities relate primarily to prepaid expenses and differences in timing (book

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

and tax) of the recognition of depreciation. There is no valuation allowance recorded against the deferred tax assets at December 31, 2001, based upon management’s belief that such net deferred tax assets are fully recoverable.

10.  Reinsurance

      The Company maintains medical and pharmaceutical benefit (individual stop-loss and specific and aggregate excess) reinsurance policies (the “Reinsurance Agreements”). The Reinsurance Agreements provide for coverage to the extent that annual claim payments exceed specified levels, with established maximums.

      The Company’s reinsurance premiums were approximately $2.1 million, $1.7 million and $2.6 million for the years ended December 31, 1999, 2000 and 2001, respectively, and are recorded as a reduction to premium revenue in the consolidated statements of income. Reinsurance recoveries were approximately $0.6 million for the year ended December 31, 1999 and $0.3 million for the years ended December 31, 2000 and 2001, respectively, and recorded as a reduction in health benefits in the consolidated statements of income. In addition, $0.3 million and $0.1 million of prior year estimated recoveries were written off in 1999 and 2000, respectively. This write-off is included in health benefits in the consolidated statements of income.

11.  Convertible Mandatorily Redeemable Preferred Stock

      Convertible Mandatorily Redeemable Preferred Stock (the “Preferred Stock”) consists of 825,000 shares valued at its current redemption value of $4 per share. Preferred Stock is mandatorily redeemable on January 1, 2005 at the original issue price, plus unpaid accrued dividends. In addition, the Preferred Stock is redeemable, under certain circumstances, at the option of the holder. Each share of Preferred Stock automatically converts to one share of Common Stock upon the effectiveness of an Initial Public Offering (the “IPO”). The holders of Preferred Stock are entitled to receive cumulative dividends annually equal to 12% of each share’s original issue price, payable quarterly in arrears.

12.  Stock Repurchase

      On October 23, 2001, the Board of Directors authorized the Company to repurchase up to 624,500 of the outstanding shares of its Series A and Series B Common Stock and up to 83,250 of its vested options. The Company also authorized an agreement on October 23, 2001 to purchase an aggregate of 250,500 shares of Series A Common Stock from two affiliated shareholders, representing approximately 12.9% of the shares owned by the affiliated shareholder group. On November 21, 2001, the Company repurchased 875,000 shares and 83,250 options or 100% of the total shares and options authorized to be purchased for approximately $15.0 million.

13.  Commitments

      Lease Obligations — The Company leases office space and equipment under various leases expiring through 2008. Rental expenses under all leases totaled $4.1 million, $3.7 million and $4.1 million, for the

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

years ended December 31, 1999, 2000, and 2001, respectively. At December 31, 2001, minimum lease commitments under noncancelable leases were as follows:

	Capital	Operating
	Leases	Leases	Total

(In Thousands)
2002	$580	$3,555	$4,135
2003	422	3,033	3,455
2004	191	2,347	2,538
2005	23	2,298	2,321
2006	8	3,316	3,324
2007 and thereafter	—	193	193

Total minimum lease payments	1,224	$14,742	$15,966

Less amount representing interest	(136)

Present value of net minimum lease payments	$1,088

14.  Contingencies

      Letters of Credit — The Company has two outstanding letters of credit on behalf of its wholly owned subsidiary, ABH, to cover claims costs and other costs for which ABH is contractually responsible but has not met its obligation. The Company also has an outstanding letter of credit on behalf of its subsidiary, ACNJ, which is the security deposit on ACNJ’s agreement for the lease of its facilities. At December 31, 2001, $4.9 million was available under the letters of credit. No amounts have been drawn on the letters of credit. Of the amount available under the Working Capital Commitment (see Note 8), $4.9 million is reserved as collateral for these letters of credit.

      Market Factors and Regulatory Environment — The Company’s business could be impacted by continuing price pressure on new and renewal business, the Company’s ability to effectively control health care costs, additional competitors entering the Company’s markets, federal and state legislation in the area of health care and governmental licensing regulations of HMOs and insurance companies. Changes in these areas could adversely impact the Company’s future operations.

      Net Worth Requirements — As a covenant of the Credit Agreement (see Note 8), the Company is required to maintain minimum consolidated net worth of at least $100 million, plus 50% of consolidated net income since June 30, 2001. The minimum requirement as of December 31, 2001 was $109.8 million. As of December 31, 2001, the Company had net worth of $129.4 million, which is $19.6 million in excess of the requirement established under the Credit Agreement.

      The state insurance regulators governing the Company’s managed care operations in Pennsylvania, New York and New Jersey require the applicable subsidiary to meet certain minimum net worth requirements on a stand-alone basis. Each subsidiary was in compliance with their requirements at December 31, 2001.

      Information Network Corporation — In April 1998, the Company acquired 80%, or 8,480 shares, of the outstanding common stock of INC for $3.75 million in cash (the “INC Acquisition”). In conjunction with the INC Acquisition, the Company entered into an agreement (the “Stockholder’s Agreement”) with the owner of the remaining 20%, or 2,120 shares, of INC (the “Minority Stockholder”). The Stockholder’s Agreement, among other things, gives the Minority Stockholder the right to put the Minority Stockholder’s shares for $1 million, under certain conditions, including an IPO, for the term of the Stockholder’s

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Agreement. The minority interest in INC is included in other long-term liabilities on the balance sheet as of December 31, 2000 and 2001.

      AmeriChoice of Pennsylvania — In 1997 and 1998, the Company received a series of subpoenas and in May 2000, the Company’s independent auditors received a subpoena, from federal authorities. The subpoenas related primarily to the claims processing operation of the Company’s Pennsylvania subsidiary. The Company has been informed that the government is treating this as a civil matter. It is not possible to determine the probability of a favorable or unfavorable outcome, or to determine the effect, if any, on the results of operations.

      Legal Proceedings — In the normal course of business, the Company may be a party to legal proceedings. The Company is not currently a party to any proceeding reasonably likely to have a material adverse effect on the Company, nor, to management’s knowledge, is a material legal proceeding threatened against the Company.

15.  Stock Option Plans

      In July 1998, the Company adopted an Employee Stock Option Plan (the “Employee Plan”) providing for the granting of nonqualified and incentive stock options to all officers and key employees of the Company. As of December 31, 2001, the Company has reserved 1,770,500 shares of common stock for issuance pursuant to the options granted under the Employee Plan.

      A summary of the Employee Plan at December 31, 1999, 2000, and 2001 and the changes during the years then ended follows:

	1999		2000		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	—	$—	265,000	$4.00	519,000	$7.60
Granted	265,000	4.00	254,000	11.36	1,361,000	$16.30
Exercised	—	—	—	—	83,250	$4.00
Forfeited	—	—	—	—	26,250	$4.00

Outstanding, end of year	265,000	$4.00	519,000	$7.60	1,770,500	$14.51

      The following summarizes information related to the stock options outstanding at December 31, 2001:

			Weighted-average
			Remaining
	Options	Options	Contractual
Exercise Price	Outstanding	Exercisable	Life (Years)

$ 4.00	155,500	155,500	1.0
11.36	254,000	63,500	3.0
13.00	112,500	0	4.0
16.60	1,248,500	0	4.0

	1,770,500	219,000	3.6

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      At December 31, 2001, the number of options exercisable was 219,000 and the weighted-average exercise price of those options was $6.13.

      The Company accounts for stock-based compensation in accordance with APB No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. APB No. 25 requires recognition of compensation expense on the date of the issuance only if the current market price of the underlying stock exceeded the exercise price. The options granted under the Employee Plan have exercise prices that approximate the fair market value of each share on the date of issuance. Had compensation cost for all the options granted under the Company’s Employee Plan been determined pursuant to SFAS No. 123, the Company’s net income would have been decreased to $10.286 million, $21.318 million and $30.166 million in 1999, 2000 and 2001, respectively.

      The fair value of each option granted during 1999, 2000 and 2001 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield, no expected volatility as the Company’s stock has not been publicly traded and a risk free interest rate of 4.98%.

16.  Retirement Plan

      The Company sponsors a retirement plan designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company are eligible to participate. Each year, participants may contribute from 1% to 15% of their pre-tax earnings, subject to annual dollar limits set by the Internal Revenue Service. The Company matches 50% of a participant’s contribution, up to the first 6% of a participant’s compensation. The Company made contributions of $.6 million, $.4 million and $.6 million for the years ended December 31, 1999, 2000, and 2001, respectively. Participants are immediately vested in their pre-tax contributions plus actual earnings thereon. Employer contributions and earnings thereon are vested 50% after three years of service, 75% after four years of service and 100% after five years of service.

      Following its acquisition by the Company in May 1998, Information Network Corporation continued to sponsor a 401(k) plan. In 2001, this plan was merged into the retirement plan sponsored by the Company.

17.  Dividend Restrictions

      Under applicable state laws and regulations, the Company’s HMO subsidiaries are required to maintain minimum capital and surplus determined in accordance with statutory accounting practices. In addition, statutory regulations limit dividend payments by the Company’s HMO subsidiaries. The dividend restrictions vary for each of the Company’s HMO subsidiaries, but are generally based on statutory net assets and on certain levels of surplus, as determined under statutory accounting practices, which also may require the direct approval of regulatory authorities for any proposed dividend. The Company’s HMO subsidiaries paid dividends of $23 million during the year ended December 31, 2001.

      The amount of dividends the Company’s HMO subsidiaries would be able to pay in 2002 without regulatory approval would be approximately $18.8 million.

18.  Related Party Transactions

      A director of the Company is also a shareholder of a law firm that performs legal services for the Company. The amounts paid to the law firm amounted to $0.1 million for each of the years ended December 31, 1999, 2000 and 2001.

      A director of the Company is also a shareholder of the Company’s insurance broker. The insurance premiums paid to the related party amounted to $0.5 million and $0.8 million for the years ended December 31, 2000 and 2001, respectively. There were no premiums paid in 1999.

AMERICHOICE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      A subsidiary of a major shareholder of the Company provides aggregate and specific reinsurance to the Company’s health plans. Reinsurance is purchased through a broker. The total amounts paid for reinsurance are $2.1 million, $1.7 million and $2.6 million for each of the years ended December 31, 1999, 2000 and 2001.

19.  Changes in Capitalization

      In connection with the adoption of the Company’s Amended and Restated Certificate of Incorporation and the initial public offering of its common stock, the Company has converted each share of Series A and Series B common stock into one share of common stock effective in February 2002 and (i) increased in the aggregate the number of shares the Company has authorized to 70,000,000 shares, par value $.01 per share, consisting of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock and (ii) declared a stock split to be effected in the form of a stock dividend on the outstanding shares of common stock in the amount of 249 shares of common stock for each share of common stock outstanding payable to shareholders immediately prior to the registration statement becoming effective. The accompanying consolidated financial statements give effect to these transactions as if they had occurred on January 1, 1999.

20.  Subsequent Event

      On February 20, 2002, the Board of Directors approved an amendment to the Credit Facility to increase by $15 million the amount available under the revolving line of credit. That same day, the Board of Directors and the Shareholders of the Company each approved the repurchase of 1,896,250 shares of Series A and Series B Common Stock from members of the Company’s senior management and Board of Directors in the aggregate amount of $30.3 million, which was settled on February 22, 2002. The Board of Directors and Shareholders also authorized a tender offer to be made to the Company’s vested option holders representing 219,000 shares of Series A Common Stock, up to a maximum aggregate amount of $2.2 million worth of options. Additionally, the Board of Directors and Shareholders approved and ratified the grant of 575,000 options, with an exercise price of $16.60 per share, granted in December 2001 under the July 1998 Stock Option Plan.

* * * * * *

                                      Shares

PROSPECTUS

                        , 2002

Joint Book-Running Managers

Banc of America Securities LLC	UBS Warburg

Thomas Weisel Partners LLC

         Until                     , 2002 [25 days after the date of this prospectus], all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Item 13.  Other Expenses Of Issuance And Distribution.

      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NASD filing fee, all amounts are estimates.

SEC registration fee	$10,580
NASD filing fee	$12,000
Nasdaq National Market listing fee
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses (including counsel fees)	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
*
Total	*

*	To be completed by amendment.

Item 14.  Indemnification Of Directors And Officers.

      Section 102 of the Delaware General Corporation Law, or DGCL, as amended allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of AmeriChoice) by reason of the fact that the person is or was a director, officer, agent or employee of the AmeriChoice or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of AmeriChoice, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the AmeriChoice as well but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to AmeriChoice, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      Our certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to AmeriChoice or its stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

      These provisions are permitted under Delaware law.

      Our bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law,

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors, and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

      The indemnification provisions contained in our certificate of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.  Recent Sales of Unregistered Securities.

      AmeriChoice has not issued or sold any unregistered securities in the last three years.

Item 16.  Exhibits And Financial Statement Schedules.

      (A) Exhibits:

Exhibit
Number		Number Description

1.1	*	Form of Underwriting Agreement
3.1		Second Amended and Restated Certificate of Incorporation of AmeriChoice Corporation
3.2		Second Amended and Restated Bylaws of AmeriChoice Corporation
3.3	*	Specimen common stock certificate
4.1		Form of Rights Agreement
4.2	*	Credit Agreement by and among AmeriChoice Health Services, Inc., as Borrower, AmeriChoice Corporation as Parent, Initial Lenders and Initial Issuing Bank, Bank of America, N.A. (as administrative agent and collateral agent), First Union National Bank (as syndication agent) and Banc of America Securities LLC (as arranger for the facilities), dated as of May 4, 2001, as amended as of February 20, 2002
5.1	*	Opinion of King & Spalding as to the legality of the common stock being registered

Exhibit
Number		Number Description

10.1		Amended and Restated Stockholders’ Agreement, by and among AmeriChoice Corporation; CLE, Inc.; AW Family Limited Partnership; Trust for Bryant A. Welters; Trust for Andrew V. Welters; EGR Family Limited Partnership; Anthony Welters and Beatrice Welters as Tenants in Common; Edgar Rios; Jess E. Sweely; Walter P. Lomax, Jr.; Andre Duggin; Trust for Tiffany Duggin; Trust for Julian Duggin; Bennett Lomax; Walter Thomas Lomax; Charles Lomax; Laura Gaines; Sara Lomax Reese; Mary Claire Lomax; Sweely Holdings, LLC; Advent VII LP; Advent Industrial II LP; Advent Atlantic and Pacific II LP; TA Venture Investors Limited Partnership; First Plaza Group Trust; Chestnut Capital International III LP; Advent New York LP; and Advent VI LP, dated May 2, 1995
10.2		1998 Stock Option Plan, as amended as of February 20, 2002
10.3		2002 Incentive Stock Plan
10.4	*	Form of Employment Agreement between AmeriChoice Health Services, Inc. and Anthony Welters
10.5	*	Form of Employment Agreement between AmeriChoice Health Services, Inc. and Jess E. Sweely
10.6	*	Form of Employment Agreement between AmeriChoice Health Services, Inc. and Edgar G. Rios
10.7	*	Contract to provide managed care services between the State of New Jersey Department of Human Services, Division of Medical Assistance and Health Services, and AmeriChoice of New Jersey, Inc., effective as of October 1, 2000
10.8	*	HealthChoices Southeast Physical Health Agreement between the Commonwealth of Pennsylvania and AmeriChoice of Pennsylvania, Inc., effective as of October 1, 2001
10.9	*	Agreement between the City of New York, Department of Health, Division of Health Care Access and AmeriChoice of New York, Inc., effective October 1, 1999
21.1		List of Subsidiaries
23.1	*	Consent of King & Spalding (contained in Exhibit 5.1)
23.2	*	Consent of Deloitte & Touche LLP
24.1		Powers of Attorney (contained in signature page)
27.1		Financial data schedule (for SEC filing purposes only)

*	To be filed by amendment.

     (B) Financial Statement Schedule of Condensed Financial Information of Registrant

Item 17.  Undertakings.

      The undersigned registrants hereby undertake to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrants hereby undertake that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Commonwealth of Virginia, on March 8, 2002.

AMERICHOICE CORPORATION

By:	/s/ ANTHONY WELTERS ______________________________________ Anthony Welters,

Chief Executive Officer,
President and Chairman

      KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Edgar G. Rios and Deborah Chaskes and each of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 8, 2002.

Signature	Title

/s/ ANTHONY WELTERS Anthony Welters	Chief Executive Officer, President and Chairman (Principal Executive Officer)

/s/ JESS E. SWEELY Jess E. Sweely	Chief Operating Officer, Treasurer, Assistant Secretary and Vice Chairman and Principal Financial Officer

/s/ EDGAR G. RIOS Edgar G. Rios	Executive Vice President, General Counsel, Secretary and Director

/s/ SUSAN D. RITCHEY Susan D. Ritchey	Vice President, Finance (Principal Accounting Officer)

/s/ WALTER P. LOMAX, JR., M.D. Walter P. Lomax, Jr., M.D.	Executive Vice President of Health Affairs and Vice Chairman

/s/ ROBERT W. DALY Robert W. Daly	Director

/s/ ANDRE V. DUGGIN Andre V. Duggin	Director

Signature	Title

/s/ KELLEY L. BUCHANAN Kelley L. Buchanan	Director

/s/ ROBERT L. MCGINNIS Robert L. McGinnis	Director

/s/ BORIS SHAPIRO, ESQ. Boris Shapiro, Esq.	Director

/s/ RICHARD D. TADLER Richard D. Tadler	Director

/s/ JAE L. WITTLICH Jae L. Wittlich	Director

INDEPENDENT AUDITORS’ REPORT

“To the Board of Directors and Shareholders
AmeriChoice Corporation
Vienna, Virginia

      We have audited the financial statements of AmeriChoice Corporation (the “Company”) as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated February 22, 2002 (March      , 2002 as to Note 4) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. The financial statement schedule is the responsibility of the Corporation’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Philadelphia, Pennsylvania
February 22, 2002
(March      , 2002 as to Note 4)”

      The accompanying consolidated financial statements give effect to the conversion of each outstanding share of Series A common stock and Series B common stock into shares of common stock in February 2002 and (i) the increase in the aggregate number of shares the Company has authorized to 70,000,000 shares, consisting of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock and (ii) the completion of the stock split to be effected in the form of a stock dividend on the outstanding shares of common stock in the amount of 249 shares of common stock for each share of common stock outstanding payable immediately prior to the Registration Statement becoming effective. The above report is in the form which will be furnished by Deloitte & Touche upon completion of the stock split of the Company’s outstanding common stock described in Note 19 to the consolidated financial statements and assuming that from February 22, 2002 to the date of such completion no other material events have occurred that would affect that accompanying consolidated financial statements or required disclosure therein.

Deloitte & Touche
March      , 2002

AMERICHOICE CORPORATION

SCHEDULE III — Condensed Financial Information of Registrant
Condensed Balance Sheets
Parent Company Only
December 31, 2000 and 2001
(In Thousands, Except Share Data)

	2000		2001

ASSETS
Current assets:
Cash and cash equivalents		$115	$3,320
Due from affiliates		9,327
Prepaid expenses and other current assets		4,002

Total current assets		13,444	3,320

Goodwill, Net of accumulated amortization of $15,138 and $17,841, respectively		37,608	34,905

Other assets:
Other intangibles, net of accumulated amortization of $1,467 and $2,017, respectively		1,203	653
Investment in subsidiaries		68,371	98,672
Deferred income taxes			134

Total other assets		69,574	99,459

Total assets		$120,626	$137,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to affiliates	$		$1,275
Dividends payable		396	396
Accounts payable and accrued expenses		9	31
Deferred income tax		442
Accrued income taxes		2,045	3,182

Total current liabilities		2,892	4,884

Noncurrent liabilities:
Other long-term liabilities			51

Total noncurrent liabilities			51

Total liabilities		2,892	4,935

Commitments and contingencies
Convertible mandatorily redeemable Preferred Stock		3,300	3,300

Shareholders’ equity (See Note 4):
Common stock, $.01 par value, authorized 60,000,000 shares; issued and outstanding, 24,981,250 in 2000 and 24,106,250 in 2001		250	241
Preferred Stock, $.01 par value, authorized 10,000,000 shares; issued and outstanding, 0 in 2000 and 2001
Additional paid-in capital		62,863	62,872
Treasury stock, at cost, 875,000 shares in 2001			(14,999)
Accumulated other comprehensive income, net of tax		474	185
Retained earnings		50,847	81,150

Total shareholders’ equity		114,434	129,449

Total liabilities and shareholders’ equity		$120,626	$137,684

See supplementary notes.

AMERICHOICE CORPORATION

SCHEDULE III — Condensed Financial Information of Registrant
Condensed Statements of Income
Parent Company Only
Years Ended December 31, 1999, 2000, and 2001
(In Thousands)

	1999	2000	2001

Revenues:
Equity in earnings of subsidiaries	$14,656	$24,680	$33,390
Investment income	15	209	113

Total revenues	14,671	24,889	33,503

Other expenses:
General and administrative expenses	67	27	102
Depreciation and amortization expenses	3,269	3,252	3,252

Total expenses	3,336	3,279	3,354

Income before income taxes	11,335	21,610	30,149
Provision for income taxes	(220)	(129)	(550)

Income before Preferred Stock dividend	11,555	21,739	30,699
Dividend on convertible mandatorily redeemable Preferred Stock	(396)	(396)	(396)

Income from continuing operations	$11,159	$21,343	$30,303

Discontinued operations (See Note 3):
Loss from discontinued operations — net	729
Loss on disposal from discontinued operations — net	118

Total discontinued operations	847

Net income	$10,312	$21,343	$30,303

See supplementary notes.

AMERICHOICE CORPORATION

SCHEDULE III — Condensed Financial Information of Registrant
Condensed Statements of Cash Flows
Parent Company Only
Years Ended December 31, 1999, 2000, and 2001
(In Thousands)

	1999	2000	2001

Operating activities:
Net income	$10,312	$21,343	$30,303
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed net income of subsidiaries	(14,656)	(24,680)	(33,390)
Minority interests		—	52
Depreciation and amortization	3,269	3,252	3,252
Deferred income taxes	(154)	(168)	(576)
Dividend on convertible preferred stock	396	396	396
Changes in operating assets and liabilities which provided (used) cash:
Due from affiliates	(3,281)	(2,517)	10,602
Prepaid expenses and other current assets		(4,002)	4,002
Accounts payable and accrued expenses	46	(44)	22
Accrued income taxes	5,863	(3,817)	1,137

Net cash provided by (used in) operating activities	1,795	(10,237)	15,800

Investing activities:
Capital contribution to subsidiary			(20,200)
Proceeds from dividends received from subsidiaries		9,300	23,000

Net cash provided by investing activities		9,300	2,800

Financing activities:
Purchase of treasury stock			(14,999)
Dividend on convertible redeemable preferred stock	(396)	(396)	(396)

Net cash used in financing activities	(396)	(396)	(15,395)

Net increase (decrease) in cash and cash equivalents	1,399	(1,333)	3,205
Cash and cash equivalents, beginning of year	49	1,448	115

Cash and cash equivalents, end of year	$1,448	$115	$3,320

Supplemental disclosures of cash flow information:
Cash paid during year for:
Income taxes	$7,871	$16,322	$23,647

See supplementary notes.

AMERICHOICE CORPORATION

SCHEDULE III — Condensed Financial Information of Registrant
Parent Company Only
Supplementary Notes
Years Ended December 31, 1999, 2000, and 2001

1.  Presentation

      The accompanying Parent Company financial statements should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing on pages F-7 through F-20 of AmeriChoice Corporation’s (“Company”) 2001 audited financial statements.

2.  Dividend Restrictions

      Under applicable state laws and regulations, the Company’s Health Maintenance Organization (“HMO”) subsidiaries are required to maintain minimum capital and surplus determined in accordance with statutory accounting practices. In addition, statutory regulations limit dividend payments by the Company’s HMO subsidiaries. The dividend restrictions vary for each of the subsidiaries, but are generally based on statutory net assets and on certain levels of surplus, as determined under statutory accounting practices, which also may require the direct approval of regulatory authorities for any proposed dividend. The Company’s HMO subsidiaries paid dividends of $9.3 million and $23.0 million during the years ended December 31, 2000 and 2001, respectively. There were no dividends paid to the Company during the year ended December 31, 1999.

      The amount of dividends the Company’s HMO subsidiaries would be able to pay in 2002 without regulatory approval would be approximately $18.8 million.

3.  Discontinued Operations

      On September 7, 1999, the Company formally communicated its termination of the HealthChoices Behavioral Health Contracts to the three Counties in which such services were provided. Each of the Counties accepted the termination of the contract to be effective December 31, 1999, as such, the Company would be responsible for claims incurred through December 31, 1999.

      As a result of the termination of the HealthChoices Behavioral Health Contracts, the Company adopted a formal plan to discontinue the operations of AmeriChoice Behavioral Healthcare, Inc. (“ABH”). As a result, the asset of ABH were adjusted to reflect their net realizable value. These amounts are reflected, in part, in the Company’s statements of income under loss on disposal from discontinued operations for the year ended December 31, 1999.

4.  Changes in Capitalization

      In connection with the adoption of the Company’s Amended and Restated Certificate of Incorporation and the initial public offering of its common stock, the Company has converted each share of Series A and Series B common stock into one share of common stock effective in February 2002 and (i) increased in the aggregate the number of shares the Company has authorized to 70,000,000 shares, par value $0.1 per share, consisting of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock and (ii) declared a stock split to be effected in the form of a stock dividend on the outstanding shares of common stock in the amount of 249 shares of common stock for each share of common stock outstanding payable to shareholders immediately prior to the registration statement becoming effective. The accompanying consolidated financial statements give effect to these transactions as if they had occurred on January 1, 1999.

5.  Convertible Mandatorily Redeemable Preferred Stock

      Convertible Mandatorily Redeemable Preferred Stock (the “Preferred Stock”) consists of 825,000 shares valued at its current redemption value of $4 per share. Preferred Stock is mandatorily redeemable on January 1, 2005 at the original issue price, plus unpaid accrued dividends. In addition, the Preferred Stock is

AMERICHOICE CORPORATION

SCHEDULE III — Condensed Financial Information of Registrant
Parent Company Only
Supplementary Notes — (Continued)

redeemable, under certain circumstances, at the option of the holder. Each share of Preferred Stock automatically converts to one share of Common Stock upon the effectiveness of an Initial Public Offering (the “IPO”). The holders of Preferred Stock are entitled to receive cumulative dividends annually equal to 12% of each share’s original issue price, payable quarterly in arrears.

6.  Stock Repurchase

      On October 23, 2001, the Board of Directors authorize the Company to repurchase up to 624,300 of the outstanding shares of its Series A and Series B Common Stock and up to 83,250 of its vested options. The Company also authorized an agreement on October 23, 2001 to purchase an aggregate of 250,500 shares of Series A Common Stock from two affiliated shareholders, representing approximately 12.9% of the shares owned by the affiliated shareholder group. On November 21, 2001, the Company repurchased 875,000 shares and 83,250 options or 100% of the total shares and options authorized to be purchased for approximately $15.0 million.

EXHIBIT INDEX

Exhibit
Number	Number Description

1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation of AmeriChoice Corporation
3.2	Second Amended and Restated Bylaws of AmeriChoice Corporation
3.3*	Specimen common stock certificate
4.1*	Form of Rights Agreement
4.2*	Credit Agreement by and among AmeriChoice Health Services, Inc., as Borrower, AmeriChoice Corporation as Parent, Initial Lenders and Initial Issuing Bank, Bank of America, N.A. (as administrative agent and collateral agent), First Union National Bank (as syndication agent) and Banc of America Securities LLC (as arranger for the facilities), dated as of May 4, 2001, as amended as of February 20, 2002
5.1*	Opinion of King & Spalding as to the legality of the common stock being registered
10.1	Amended and Restated Stockholders’ Agreement, by and among AmeriChoice Corporation; CLE, Inc.; AW Family Limited Partnership; Trust for Bryant A. Welters; Trust for Andrew V. Welters; EGR Family Limited Partnership; Anthony Welters and Beatrice Welters as Tenants in Common; Edgar Rios; Jess E. Sweely; Walter P. Lomax, Jr.; Andre Duggin; Trust for Tiffany Duggin; Trust for Julian Duggin; Bennett Lomax; Walter Thomas Lomax; Charles Lomax; Laura Gaines; Sara Lomax Reese; Mary Claire Lomax; Sweely Holdings, LLC; Advent VII LP; Advent Industrial II LP; Advent Atlantic and Pacific II LP; TA Venture Investors Limited Partnership; First Plaza Group Trust; Chestnut Capital International III LP; Advent New York LP; and Advent VI LP, dated May 2, 1995
10.2	1998 Stock Option Plan, as amended as of February 20, 2002
10.3	2002 Incentive Stock Plan
10.4*	Form of Employment Agreement between AmeriChoice Health Services, Inc. and Anthony Welters
10.5*	Form of Employment Agreement between AmeriChoice Health Services, Inc. and Jess E. Sweely
10.6*	Form of Employment Agreement between AmeriChoice Health Services, Inc. and Edgar G. Rios
10.7*	Contract to provide managed care services between the State of New Jersey Department of Human Services, Division of Medical Assistance and Health Services, and AmeriChoice of New Jersey, Inc., effective as of October 1, 2000
10.8*	HealthChoices Southeast Physical Health Agreement between the Commonwealth of Pennsylvania and AmeriChoice of Pennsylvania, Inc., effective as of October 1, 2001
10.9*	Agreement between the City of New York, Department of Health, Division of Health Care Access and AmeriChoice of New York, Inc., effective October 1, 1999
21.1	List of Subsidiaries
23.1*	Consent of King & Spalding (contained in Exhibit 5.1)
23.2*	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney (contained in signature page)
27.1	Financial data schedule (for SEC filing purposes only)

*	To be filed by amendment.